UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   July 30, 2009

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission file number)	(IRS Employer Identification No.)

225 Water Street, Suite 1400
Jacksonville, Florida 32202
(Address of Principal Executive Offices)

(904) 354-2482
(Registrant's Telephone Number, Including Area Code)

www.fpic.com

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On July 30, 2009, the registrant and its wholly owned subsidiary, First Professionals Insurance Company, Inc. ("First Professionals"), entered into a definitive Agreement and Plan of Merger (the "Agreement"), with Advocate, MD Financial Group, Inc. ("Advocate, MD"). Pursuant to the terms of the Agreement, First Professionals will acquire all of the issued and outstanding stock of Advocate, MD, which will become a wholly owned subsidiary of First Professionals. The total consideration for Advocate, MD is comprised of $33.6 million in cash at closing of the transaction (subject to certain terms and conditions) and up to $12.0 million in additional cash consideration depending upon Advocate, MD's performance during the two-year period following completion of the acquisition. In addition, the registrant has entered into a non-competition agreement, and Advocate, MD has entered into an amended and restated two-year employment agreement, with Advocate, MD's founder and chief executive officer, each of which will be effective at the closing. The registrant will make a $2 million payment at closing in exchange for this executive's agreements under the non-competition agreement. Under the employment agreement, Advocate, MD will be required, among other things, to pay the executive (i) performance incentives (based on the performance of Advocate, MD consistent with the same measures used to measure performance for purposes of the additional purchase price consideration referred to above) of up to $0.5 million per year contingent on continued employment and up to an additional $1.5 million over two years, not contingent on continued employment, and (ii) a lump sum severance payment of $1 million if the executive's employment is terminated without cause at any time during the employment agreement period by Advocate, MD or by the executive after one year.

Advocate, MD is an insurance holding company headquartered in Austin, Texas. Through its subsidiary, Advocate, MD Insurance of the Southwest, Inc., Advocate, MD is the fourth largest underwriter of medical professional liability ("MPL") insurance in Texas, based on data published by SNL Financial and including premiums written by the Texas Medical Liability Trust, the largest writer in Texas. In addition, Advocate, MD writes MPL insurance in Mississippi. Based on information provided by Advocate, MD, it wrote $25.4 million in premiums in 2008 and had unaudited GAAP-basis assets and shareholder's equity of $89.0 million and $26.5 million, respectively, as of June 30, 2009.

The closing of the acquisition is subject to customary closing conditions, including among others: (1) the approval of the Texas Insurance Commissioner, (2) the approval of Advocate, MD's stockholders with holders of less than ten percent of Advocate, MD's outstanding shares seeking to exercise their dissenters rights under Nevada law, (3) the accuracy in all material respects of the representations and warranties of each party as of the closing or other applicable date, (4) the performance in all material respects by the parties of their respective obligations under the Agreement, and (5) in the case of the registrant, the absence of any known change or event that would reasonably be expected to result in a material adverse effect on Advocate, MD. Advocate, MD stockholders holding in excess of 30 percent of Advocate, MD's outstanding shares have become parties to the Agreement and agreed to vote their shares in favor of the transaction. The acquisition is expected to close prior to the end of the year. The registrant and Advocate, MD have each made customary representations, warranties, covenants and indemnities in the Agreement including, among others, covenants that (i) prior to the closing, subject to certain exceptions, Advocate, MD will generally operate and carry on its business in the ordinary course consistent with past practices and (ii) subject to the terms of the Agreement, that each of the parties will use commercially reasonable efforts under the circumstances to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary to consummate and make effective the transactions contemplated by the Agreement.

There can be no assurances that the closing conditions set forth in the Agreement will be satisfied or waived or that the closing will occur before the end of the year. The foregoing

description of the Agreement does not purport to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of the Agreement, the form of earnout agreement, the non-competition agreement, and the executive employment agreement, which are filed as Exhibits 2.1 through 2.4 hereto and incorporated herein by reference.

Item 7.01   Regulation FD Disclosure

The information contained in this Item 7.01 and the accompanying Exhibit 99.1, is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. The information contained in this Item 7.01 and the accompanying Exhibit 99.1, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On July 30, 2009, the registrant issued a press release in which it announced that it entered into the Agreement. The full text of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger dated July 30, 2009 by and among FPIC Insurance Group, Inc., First Professionals Insurance Company, Inc., MFPIC Merger Corp., Advocate, MD Financial Group, Inc., and the Stockholders Representative.*
	* Schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.
2.2	Form of Earnout Agreement (Exhibit B to Agreement and Plan of Merger)
2.3	Non-Competition Agreement dated July 30, 2009 by and among FPIC Insurance Group, Inc., Advocate, MD Financial Group, Inc. and Mark E. Adams
2.4	Executive Employment Agreement dated July 30, 2009 by and among FPIC Insurance Group, Inc., Advocate, MD Financial Group, Inc. and Mark E. Adams
99.1	FPIC Insurance Group, Inc. Press Release dated July 30, 2009 (furnished pursuant to Item 7.01)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

July 30, 2009

FPIC Insurance Group, Inc.

By: /s/ John R. Byers

John R. Byers
President and Chief Executive Officer

FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger dated July 30, 2009 by and among FPIC Insurance Group, Inc., First Professionals Insurance Company, Inc., MFPIC Merger Corp., Advocate, MD Financial Group, Inc., and the Stockholders Representative.*
	*Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.
2.2	Form of Earnout Agreement (Exhibit B to Agreement and Plan of Merger)
2.3	Non-Competition Agreement dated July 30, 2009 by and among FPIC Insurance Group, Inc., Advocate, MD Financial Group, Inc. and Mark E. Adams
2.4	Executive Employment Agreement dated July 30, 2009 by and among FPIC Insurance Group, Inc., Advocate, MD Financial Group, Inc. and Mark E. Adams
99.1	FPIC Insurance Group, Inc. Press Release dated July 30, 2009 (furnished pursuant to Item 7.01)

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

FPIC INSURANCE GROUP, INC.,

FIRST PROFESSIONALS INSURANCE COMPANY, INC.

FPIC MERGER CORP.,

ADVOCATE, MD FINANCIAL GROUP INC.,

The Stockholder Representative,

and

Certain Holders of Equity Interests

July 30, 2009

TABLE OF CONTENTS

§1. Definitions   6
§2. The Stock Purchase and the Merger   13
    (a) Solicitation of Joinder Agreements   13
    (b) Stock Purchase   13
    (c) Short-Form Merger; Merger by Written Consent   14
    (d) Stockholders' Meeting   14
    (e) Merger   15
    (f) Withholding   19
    (g) Stock Transfer Books   19
    (h) Lost Certificates   19
    (i) Effect of Payment   19
    (j) Closing   19
    (k) Deliveries at Closing   20
    (l) Stockholders Representative   20
§3. Representations and Warranties Concerning Transaction   24
    (a) Sellers' Representations and Warranties   24
    (b) Buyer's Representations and Warranties   26
§4. Representations and Warranties Concerning Company and Its Subsidiaries   27
    (a) Organization, Qualification, and Corporate Power; Authorization of Transaction 27
    (b) Capitalization   28
    (c) Non-contravention   28
    (d) Brokers' Fees   28
    (e) Title to Tangible Assets   28
    (f) Subsidiaries   29
    (g) Financial Statements   29
    (h) Legal Compliance   30
    (i) Tax Matters   30
    (j) Real Property   31
    (k) Intellectual Property   31
    (l) Contracts   32
    (m) Insurance   33
    (n) Litigation   33
    (o) Employee and Employee Benefit Matters   34
    (p) Bank Accounts   36
    (q) Information Technology   37
    (r) Board Recommendations   37
    (s) Vote Required   37
    (t) Absence of Sensitive Payments   37
    (u) Books and Records   37
    (v) Certain Business Relationships with Company and its Subsidiaries   38
    (w) Absence of Certain Developments or Changes   38
    (x) Relationship with Customers   39
    (y) Communications with Company Holders   40

§5. Pre-Closing Covenants		40
	(a) General	40
	(b) Notices and Consents; Closing Reserve Study	40
	(c) Operation of Business	40
	(d) Full Access	41
	(e) Notice of Developments	41
	(f) Exclusivity	42
	(g) Payments under Company 2009 Bonus Program	42
	(h) Second Quarter Report	42
	(i) Certain Employee Agreements	43
§6. Post-Closing Covenants		43
	(a) General	43
	(b) Litigation Support	43
	(c) Transition	43
	(d) Officers' and Directors' Indemnification	43
	(e) Seller Release	44
	(f) Incentive Bonus Payments	45
§7. Condition to Obligation to Close		45
	(a) Conditions to Buyer's Obligation	45
	(b) Conditions to Sellers', Stockholders Representative's and Company's Obligations To Close	47
	(c) Conditions to the Merger Closing if the Stock Purchase Closing Has Occurred	48
	(d) Conditions to the Merger Closing is the stock Purchase Closing Has Not Occurred	49
§8. Remedies for Breaches of This Agreement		49
	(a) Survival of Representations and Warranties	49
	(b) Indemnification Provisions for Buyer's Benefit	49
	(c) Indemnification Provisions for Sellers' Benefit	50
	(d) Matters Involving Third Parties	51
	(e) Treatment of Insurance Proceeds in Relation to Indemnification Payments	52
	(f) Exclusive Remedy	52
	(g) Reduction of Additional Consideration	52
§9. Termination		52
	(a) Termination of Agreement	52
	(b) Effect of Termination	53
§10. Employees; Benefits		53
	(a) Continuation of Employment Immediately After Closing	53
	(b) Change of Control	54
	(c) Period of Service	54
	(d) No Employee Third Party Beneficiaries	54
§11. Miscellaneous		54
	(a) Nature of Sellers' Obligations	54
	(b) Nature of Buyer Obligations; Subsidiary Actions	55
	(c) Press Release and Public Announcements	55
	(d) No Third-Party Beneficiaries	55
	(e) No Code §338 Election	55
	(f) Entire Agreement	55

(g) Succession and Assignment	55
(h) Counterparts	55
(i) Headings	56
(j) Notices	56
(k) Governing Law	57
(l) Amendments and Waivers	57
(m) Severability	57
(n) Expenses	57
(o) Construction	58
(p) Incorporation of Exhibits, Annexes, and Schedules	58
(q) Action by Stockholders Representative	58
(r) Dispute Resolution	58

Exhibit A-Form of Joinder Agreement
Exhibit B-Form of Earnout Agreement
Annex I- Exceptions to Sellers' Representations and Warranties Concerning Transaction
Annex II- Exceptions to Buyer's Representations and Warranties Concerning Transaction

<u>AGREEMENT AND PLAN OF MERGER</u>

       This Agreement and Plan of Merger (this "Agreement") is entered into on July 30, 2009, by and among FPIC Insurance Group, Inc., a Florida corporation ("*FIG*"), First Professionals Insurance Company, Inc., a Florida stock insurance company and a direct wholly owned subsidiary of FIG ("FPIC" and, collectively with FIG, "Buyer"), FPIC Merger Corp., a Nevada corporation and a direct wholly owned subsidiary of FPIC ("*Merger Co*"), Advocate, MD Financial Group Inc., a Nevada corporation ("*Company*"), the individuals named herein as the Stockholders Representative, and the stockholders and warrant holders of the Company that execute and deliver to Company a joinder agreement ("*Joinder Agreement*") in the form attached hereto as <u>Exhibit A</u> (each sometimes referred to herein as a "*Seller*" and collectively as the "*Sellers*"). Buyer, Merger Co, Company, Stockholders Representative and Sellers are referred to collectively herein as the "*Parties*" or in the singular as a "*Party*"

       WHEREAS, the Boards of Directors of Buyer, Merger Co and Company have each determined that it is advisable and in the best interests of their respective companies and stockholders for Buyer to acquire Company upon the terms and subject to the conditions set forth herein;

       WHEREAS, in furtherance of such acquisition, it is proposed that Company will use commercially reasonable efforts to cause the holders of its capital stock and warrants to enter into this Agreement (as it may be amended from time to time) by executing and delivering Joinder Agreements and to sell their interests in Company to Buyer on the terms and conditions hereof (the "*Stock Purchase*");

       WHEREAS, the Boards of Directors of Buyer and Merger Co have approved the transactions contemplated hereby, including the Stock Purchase;

       WHEREAS, the Board of Directors of Company has (a) approved this Agreement and the merger transactions contemplated hereby involving the Company, (b) determined this Agreement to be in the best interest of Company and the holders of capital stock and warrants for capital stock of Company based upon industry trends and conditions, the current market for strategic transactions in such industry, input from the Company's investment bankers, requests made by Company Holders for liquidity and other considerations and circumstances as deemed by the Board of Directors to be relevant to such determination, and (c) resolved and agreed, subject to the terms and conditions contained herein, to recommend that holders of capital stock and warrants for capital stock of Company sell their interests as part of the Stock Purchase and to vote their Shares (as hereinafter defined) in favor of the Merger (as hereinafter defined);

       WHEREAS, also in furtherance of such acquisition and in order to preserve the value and good will of Company and its Subsidiaries for Buyer, Mark E. Adams contemporaneously herewith is entering into an amended and restated Executive Employment Agreement with Company and a Non-Competition Agreement with Buyer and Company;

WHEREAS, also in furtherance of such acquisition, the Boards of Directors of Buyer, Merger Co and Company have each approved the merger of Merger Co with and into Company in accordance with the Nevada Revised Statutes ("*Nevada Law*") pursuant to which each issued and outstanding Company Share (as hereinafter defined) not owned by Buyer and not constituting Dissenting Shares (as hereinafter defined) will be converted into the right to receive the per Company Share consideration paid pursuant to the Stock Purchase and upon the terms and subject to the conditions set forth herein;

WHEREAS, in order to induce Buyer and Merger Co to enter into this Agreement, concurrently herewith certain Company Holders (as hereinafter defined) are executing and delivering Joinder Agreements to Company contemporaneously with the execution and delivery of this Agreement by Buyer and Merger Co; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection herewith;

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

Section 1.   *Definitions*.

"*Additional Consideration*" means the consideration, if any, payable to former Company Holders pursuant to the provisions of the Earnout Agreement.

"*Additional Consideration Per Company Share*" means an amount equal to the result obtained by dividing Additional Consideration by the aggregate number of Company Shares outstanding or subject to issuance on exercise of outstanding Company Warrants immediately before the Effective Time.

"*Adverse Consequences*" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, commercially reasonable amounts paid in settlement, liabilities, obligations, Taxes, Liens, losses, expenses, and fees, including court costs and reasonable attorneys' fees and expenses.

"*Affiliate*" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

"*Affiliated Group*" means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local or foreign law.

"*Allocable Portion*" means with respect to the share of any Seller in a particular amount, that fraction equal to the number of Company Shares the Seller holds as set forth in Section 4(b) of the Disclosure Schedule over the total number of Company Shares.

"*Annual GAAP Financial Statements*" has the meaning set forth in Section 4(g)(i) below.

"*Annual Report*" has the meaning set forth in Section 4(g)(i) below.

"*Applicable Rate*" means the corporate base rate of interest publicly announced from time to time by Frost National Bank plus two percent (2.0%) per annum.

"*Buyer*" has the meaning set forth in the preface above.

"*Buyer Knowledge Group*" means any of John R. Byers, Charles Divita III and Robert White.

"*Certificate of Merger*" has the meaning set forth in Section 2(e)(i) below.

"*Closing*" means the closing of the Stock Purchase or the Merger, whichever first occurs, and the transactions to occur in conjunction with such closing as contemplated by this Agreement. References to the Stock Purchase Closing means only the Closing of the Stock Purchase and references to the Merger Closing means only the Closing of the Merger.

"*Closing Consideration*" means Thirty Three Million Six Hundred Thousand Dollars ($33,600,000), less (a) the amount of Incentive Bonus payable immediately before Closing, less (b) Excess Transaction Expenses, if any, and (c) less the amount, if any, of the Loss Reserves shown in the Most Recent Statutory Financial Statements that are less than 103% of the loss reserve amount shown in the Closing Reserve Study.

"*Closing Consideration Per Company Share*" means an amount equal to the result obtained by dividing the Closing Consideration by the aggregate number of Company Shares outstanding or subject to issuance on exercise of outstanding Company Warrants immediately before the Closing.

"*Closing Date*" has means the date on which Closing occurs and references to "Stock Purchase Closing Date" or "Merger Closing Date" shall mean the date on which the Stock Purchase or the Merger, respectively, occurs.

"*Closing Reserve Study*" means a study of the statutory loss reserves of the Insurance Company as of June 30, 2009, to be performed by Company Actuary and delivered to Company.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Company*" has the meaning set forth in the preface above.

"*Company Actuary*" means Milliman, Inc.

"*Company Group Benefit Plan*" has the meaning set forth in Section 4(o)(i) below.

"*Company Common Share*" means any share of the Company Common Stock.

"*Company Common Stock*" means the common stock, par value $.005 per share, of Company.

"*Company Employee*" has the meaning set forth in Section 10(a) below.

"*Company Group Employee Agreement*" has the meaning set forth in Section 4(o)(i) below.

"*Company Holder*" means each holder of Company Common Stock, Company Preferred Stock or Company Warrants.

"*Company Knowledge Group*" means any of Mark E. Adams, Steven W. Loranger, Thomas J. Smith, or Timothy P. Reardon.

"*Company Preferred Stock*" means the preferred stock, par value $.005, Series A and Series B, of Company.

"*Company Preferred Share*" means any share of the Company Preferred Stock.

"*Company Share*" means any outstanding Company Common Share and any Company Common Share into which any outstanding Company Preferred Stock is convertible or for which any outstanding Company Warrant is exercisable.

"*Company Warrant*" means any warrant or other option that Company has issued to a holder that may be exercised for one or more Company Common Shares.

"*Confidential Information*" means any information concerning the business and affairs of Company and its Subsidiaries that is not already generally available to the public.

"*Confidentiality Agreement*" means the Confidentiality and Nondisclosure Agreement, dated December 3, 2008, between Buyer and Company.

"*Contract*" means any binding agreement, commitment, consensual obligation, promise, undertaking or contract (whether written or oral and whether express or implied), including but not limited to any such (a) employment and consulting agreements; (b) joint venture and partnership agreements; (c) agreements restricting the right of a Person to compete with any other Person; (d) loan agreements, indentures, promissory notes and conditional sales agreements, pledges, security agreements, deeds of trust, financing statements and all documents granting or evidencing a Lien on any assets or rights of a Person, and obligations of reimbursement to any issuer of a letter of credit; (e) guarantees and assumptions of any obligation of another Person; (f) undertakings related to the purchase or sale of assets; (g) agreements relating to capital expenditures; (h) licenses, whether as licensor or licensee, of any invention (whether patented or not), trade secret, know-how, copyright, trademark or trade name or other intellectual property, except for pre-packaged software; (i) Leases, including subleases of, and options relating to, real estate; (j) Leases as lessee or lessor of tangible personal property; (k) capitalized leases and sale-leasebacks; (l) data licensing, distribution, supply and development agreements and Internet or web-site agreements; (m) royalty agreements; (n) revocable and irrevocable powers of attorney and proxies; (o) software agreements, except for pre-packaged software; (p) promotional and advertising agreements; provided, however, the term "*Contract*" will not include oral agreements, oral commitments, oral consensual obligations, oral promises, oral undertakings or oral contracts not Known to Company or insurance policies or contracts (other than reinsurance policies or contracts), or commitments or proposals to issue or write insurance policies or contracts, issued or made by Company in the Ordinary Course of Business.

"*Copyrights*" means all registered and unregistered copyrights in both published works and unpublished works used by Company or any of its Subsidiaries.

"*Disclosure Schedule*" has the meaning set forth in Section 4 below.

"*Dissenting Shares*" has the meaning set forth in Section 2(e)(v) below.

"*Earnout Agreement*" means the Earnout Agreement between Buyer and Stockholders Representative, substantially in the form attached hereto as Exhibit B.

"*Effective Time*" has the meaning set forth in Section 2(e)(i) below.

"*ERISA*" means the Employee Retirement Income Security Act of 1974, as amended.

"*Excess Transaction Expenses*" means, if Extended Coverage is not obtained by Company prior to Closing, Transaction Expenses in excess of Five Hundred Thousand Dollars ($500,000) or, if Extended Coverage is obtained by Company prior to Closing, Transaction Expenses in excess of Five Hundred Fifty Thousand Dollars ($550,000), in either case to the extent incurred or accrued after June 30, 2009 and on or before the Closing Date.

"*Extended Coverage*" has the meaning set forth in Section 6(d) below.

"*FIG*" has the meaning set forth in the preface above.

"*Financial Statements*" has the meaning set forth in Section 4(g)(i) below.

"*Fox-Pitt*" means Fox-Pitt Kelton Cochran Caronia Waller, the investment banking firm that has represented Company in connection with the transactions contemplated by this Agreement.

"*FPIC*" has the meaning set forth in the preface above.

"*GAAP*" means accounting principles generally accepted in the United States as in effect from time to time, consistently applied.

"*Governmental Body*" means the government of the United States, any other nation or any political subdivision of any thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other Person exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"*hereunder*," "*hereof*, " "*hereto*," and words of similar import shall be deemed references to this Agreement and its Annexes and Disclosure Schedule, as a whole, but not to the Exhibits and not to any particular Section or other provision hereof.

"*Incentive Bonus*" means five percent (5%) of the Closing Consideration (for purposes of this definition only, Closing Consideration shall be determined without giving effect to the reduction for the Incentive Bonus as stated in the definition of Closing Consideration) and, when determined and payable under the Earnout Agreement, of Additional Consideration, if any, to be allocated by Company's Board of Directors prior to Closing.

"*Income Tax*" means any federal, state, local, or foreign income tax measured by or imposed on net income, including any interest, penalty, or addition thereto, whether disputed or not.

"*Income Tax Return*" means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto.

"*Indemnification Ceiling*" has the meaning set forth in Section 8(b)(i) below.

"*Indemnified Party*" has the meaning set forth in Section 8(d) below.

"*Indemnifying Party*" has the meaning set forth in Section 8(d) below.

"*Insurance Subsidiary*" means Advocate, MD Insurance Company of the Southwest, Inc.

"*Intellectual Property Assets*" means all intellectual property owned or licensed (as licensor or licensee) by Company or any of its Subsidiaries in which Company or any of its

Subsidiaries has a proprietary interest, including all Marks, patents, Copyrights, trade secrets, Net Names and rights in mask works.

"*Joinder Agreement*" has the meaning set forth in the preface above.

"June 30, 2009 Internal Financial Statements" has the meaning set forth in Section 4(g)(i) below.

"*Knowledge*" means actual knowledge without independent investigation, except that "*Knowledge*", to a Person's "*Knowledge*", "*known to*" a Person or a similar phrase, with respect to Company, means the actual knowledge of any member of the Company Knowledge Group, and, with respect to Buyer, means the actual knowledge of any member of the Buyer Knowledge Group, as of the relevant date after reasonable inquiry given the nature of such individual's position and responsibilities.

"*Leased Real Property*" means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property that is used in Company's or any of its Subsidiaries' business.

"*Leases*" means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which Company or any of its Subsidiaries holds any Leased Real Property or leases any equipment or other personal property.

"*Legal Requirement*" means any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, order, statute or treaty.

"*Letter of Transmittal*" has the meaning set forth in Section 2(e)(vi)(B) below.

"*Lien*" means any mortgage, pledge, lien, encumbrance, charge, or other security interest.

"*Loss Reserves*" means Company's estimate, which will be stated net of any related reinsurance arrangements, of the amounts expected to be paid out in the future on account of all insured events and reflected in the Most Recent Statutory Financial Statements (i.e., its "carried reserves"), and comprising estimated case reserves on reported claims (which include a provision for case reserve development to the expected ultimate amount) plus estimated insured losses and loss adjustment expenses incurred but not reported.

"*Marks*" means the names of Company and each of its Subsidiaries and all assumed fictional business names, trade names, registered and unregistered trademarks, service marks and applications used by Company or any of its Subsidiaries.

"*Material Adverse Effect*" or "*Material Adverse Change*" means any effect or change that would be or is reasonably likely to be materially adverse to the financial condition, business or results of operations of Company and its Subsidiaries, taken as a whole, or to the ability of Company or the Company Holders possessing the minimum requisite vote to approve the Merger to consummate timely the transactions contemplated hereby; provided that none of the following will be deemed to constitute, and none of the following will be taken into account in determining whether there has been, a Material Adverse Effect or Material Adverse Change: (a) any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions affecting the United States taken as a whole or the industries in which the

Company operates taken as a whole, to the extent not having a materially disproportionate effect on Company and its Subsidiaries taken as a whole, (2) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (3) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (4) changes in GAAP, (5) changes in laws, rules, regulations, orders, or other binding directives issued by any Governmental Body not having a materially disproportionate effect on Company and its Subsidiaries taken as a whole, or (6) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby in accordance with the terms hereof, (b) any failure, in and of itself, by the Company or its Subsidiaries to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement, (c) any existing event, occurrence, or circumstance relating to the Company and its Subsidiaries with respect to which Buyer has, and Company does not have, Knowledge as of the date hereof, and (d) any adverse change in or effect on the business of the Company and its Subsidiaries that is cured (without a Material Adverse Effect or Material Adverse Change) by Sellers to the reasonable satisfaction of Buyer before the earlier of (1) the Closing Date and (2) the date on which this Agreement is terminated pursuant to Section 9 hereof.

"*Merger*" has the meaning set forth in Section 2(e)(i) below.

"*Merger Closing Consideration*" has the meaning set forth in Section 2(e)(iii)(A) below.

"*Most Recent Financial Statements*" has the meaning set forth in Section 4(g)(i) below.

"*Most Recent GAAP Financial Statements*" has the meaning set forth in Section 4(g)(i) below.

"*Most Recent Statutory Financial Statements*" has the meaning set forth in Section 4(g)(i) below.

"*Net Names*" means all rights in internet web sites and internet domain names presently used by Company or any of its Subsidiaries.

"*Ordinary Course of Business*" means the ordinary course of business of the subject Person consistent with past custom and practice (including with respect to quantity and frequency).

"*Party*" or "*Parties*" has the meaning set forth in the preface above.

"*Person*" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Body.

"*Proportionate Share*" means the product of (i) the total losses, damages and expenses described in Section 2(l)(v) below, and (ii) the percentage that the outstanding Company Shares owned, or subject to issuance on exercise of outstanding Company Warrants owned, by the referenced Company Holder constitutes of all Company Shares.

"*Proxy Statement*" means the proxy statement or information statements prepared for the Company Holders and describing the transactions contemplated in this Agreement, together with any amendments or supplements thereto.

"*Purchase Price*" means the sum of the Closing Consideration and the Additional Consideration, if any.

"*Quarterly Report*" has the meaning set forth in Section 4(g)(i) below.

"*Secretary*" has the meaning set forth in Section 2(e)(i) below.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Securities Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Seller*" has the meaning set forth in the preface above.

"*Share Certificates*" means the certificates evidencing Company Common Shares or Company Preferred Shares.

"*Shares*" means the Company Common Shares or Company Preferred Shares.

"*Software*" means all computer software and subsequent versions thereof, including source code, object, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith.

"*Stockholders Representative*" has the meaning set forth in Section 2(l) below.

"*Subsidiary*" means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons will be allocated a majority of such business entity's gains or losses or will be or control any managing director or general partner of such business entity (other than a corporation). The term "Subsidiary" will include all Subsidiaries of such Subsidiary.

"*Surviving Corporation*" has the meaning set forth in Section 2(e)(i) below.

"*Tax*" or "*Taxes*" means any federal, state, local, or foreign Income Tax, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

"*Tax Return*" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"*Third Party Claim*" has the meaning set forth in Section 8(d) below.

"*Transaction Expenses*" means the expenses of Stockholders Representative paid or payable by Company pursuant to Section 2 (l)(v) below, and the expenses of Company and its Subsidiaries, incurred prior to Closing in connection with the transactions contemplated hereby, but shall not include an accrual, if any prior to Closing, of severance pay for Mark E. Adams or the expenses of Company's 2009 employee bonus program.

"*Warrant Certificate*" means the certificates or other documents representing or comprising Company Warrants.

"*Warrant Merger Closing Consideration*" has the meaning set forth in Section 2(e)(iv) below.

Section 2.   *The Stock Purchase and the Merger*.

(a)   *Solicitation of Joinder Agreements.* Between the date hereof and the Closing Date, Company and the Stockholder Representative will use commercially reasonable efforts to obtain the execution and delivery of a Joinder Agreements from each Company Holder, together with (i) the Share Certificates and Warrant Certificates evidencing any Shares and Company Warrants held by such Company Holder, (ii) stock transfer powers executed in blank with respect to such Shares, (iii) proxies naming the Stockholders Representative as the Company Holders proxy with directing the Stockholders Representative to vote or give a written consent with respect to the Shares held by such Company Holder to approve this Agreement and the Merger and to vote or give a written consent with respect to such Shares on any other matters that may be presented at the Special Meeting of Company Holders and any adjournment thereof, and (iv) a notice of exercise of any Company Warrants held by such Company Holder that becomes effective immediately before the Closing.

(b)   *Stock Purchase*.   On and subject to the terms and conditions of this Agreement, at the Stock Purchase Closing, (i) the Stockholders Representative will, acting as attorney-in-fact for each Seller pursuant to its power authority granted in Section 2(l) below, take all such actions (other than payment of the exercise price) as may be necessary to exercise each Company Warrant held by a Seller into or for Company Shares; and (ii) following the completion of such exercises of Company Warrants, either FIG or FPIC will purchase (with the allocable portions to be purchased by each to be determined by Buyer in its discretion) from each Seller, and each Seller agrees to sell to such Buyer, each of his, her, or its Shares (and specifically authorizes the Stockholders Representative to deliver to such Buyer the Share Certificates evidencing such Shares together with the related stock transfer powers) for the Closing Consideration Per Company Share (less, in the case of Company Shares issued pursuant to the exercise of Company Warrants at the Closing without payment of the exercise price as contemplated by the previous provisions of this Section 2(b), the exercise price for such Company Shares). Buyer agrees to pay, without interest, the amounts due to each Seller by wire transfer or delivery of other immediately available funds either to the account designated for such purpose by such Seller in the Joinder Agreement or, if no such account is designated, by Buyer's check payable to the Seller and mailed to the Seller's address specified in the Joinder Agreement. Each Seller will also be entitled to receive from Buyer any Additional Consideration Per Company Share in respect of each Share sold by such Seller as part of the Stock Purchase, which will be payable at the times and in the manner specified in the Earnout Agreement.

(c)   *Short-Form Merger; Merger by Written Consent*. In the event that the Sellers hold Shares or Company Warrants representing at least 90% of the Company Shares (other than Company Shares subject to issuance on exercise of outstanding Company Warrants held by Persons other than Sellers), the Parties will, at the request of Buyer, take all necessary and appropriate action to cause the Merger to become effective upon the Closing, or as soon as practicable thereafter, without a Special Meeting of Holders of Shares, in accordance with Section 92A.180 of Nevada Law or pursuant to the immediately following sentence. In the event that the Sellers hold Shares or Company Warrants representing at least a majority of the total voting power of the Shares and of each class of Company Preferred Stock, the Parties will, if requested by Buyer, take all necessary and appropriate action, including without limitation by executing appropriate consents in writing under Section 78.320 of Nevada Law, to cause the Merger to be approved by Company Holders and to become effective, whether or not the Stock Purchase Closing has occurred, as soon as practicable, without a Special Meeting of Holders of Shares.

(d)   *Stockholders' Meeting*. In the event that the Sellers hold Shares or Company Warrants representing at least a majority of the total voting power of the Shares and of each class of Company Preferred Stock, and if Buyer is not required and does not choose to effect the Merger in accordance with Section 2(c) above, Company and the Stockholders Representative will, in accordance with applicable Legal Requirements and Company's Articles of Incorporation and Bylaws, (i) duly call, give notice of, convene and hold an annual or special meeting of the holders of its Shares as soon as practicable following the satisfaction or waiver of all conditions contained in Section 7(a) and Section 7(b) below, other than the condition contained in Section 7(a)(x) (concerning Company Holders representing 90% of all Company Shares having consented to the Merger and, if the Stock Purchase Closing has not then occurred, other than conditions with respect to actions the respective Parties are contemplated hereby to take at the Closing itself) for the purpose of considering and taking action on this Agreement and the transactions contemplated hereby, (ii) include in the Proxy Statement the recommendation of Company 's Board of Directors that the Company Holders approve this Agreement, the Merger and the transactions to be consummated in connection with the Merger Closing, and(iii) use their commercially reasonable efforts to obtain such approval. To the extent permitted by applicable Legal Requirements, Buyer and Merger Co each agree, and, if the Stock Purchase Closing has not then occurred, each Seller agrees to vote all Company Shares beneficially owned by such Person in favor of the Merger. Buyer may elect in connection with a Merger effected pursuant to this Section 2(d) to forego the Stock Purchase and the other actions contemplated by Section 2(b) above, in which event the Sellers, and their Company Shares, will be treated in the manner contemplated by the Merger. The Parties will take all necessary and appropriate action to cause the Merger to become effective immediately upon conclusion of such shareholders meeting, or as soon as practicable thereafter, in accordance with Nevada Law.

(e)   *Merger*.

(i)   The Merger; Effective Time; Effect of Merger. On and subject to the terms and conditions of this Agreement, and in accordance with Nevada Law, at the Effective Time, Merger Co will be merged with and into Company (the "*Merger*"). As a result of the Merger, the separate corporate existence of Merger Co will cease and Company will continue as the surviving corporation of the Merger (the "*Surviving Corporation*"). The Parties will cause the Merger to be consummated by filing on the Merger Closing Date a certificate of merger (the "*Certificate of Merger*") with the Secretary of State of the State of Nevada (the "*Secretary*") in such form as is required by, and executed in accordance with the relevant provisions of, Nevada Law. The effect of the Merger will be as provided in the applicable provisions of Nevada Law. The term "*Effective Time*" means the date and time of the filing of the Certificate of Merger with the Secretary (which will be upon the Merger Closing or as soon as practicable thereafter, or such later time as may be agreed in writing by Buyer and Stockholders Representative and specified in the Certificate of Merger).

(ii)   Articles of Incorporation; Bylaws; Officers and Directors. At the Effective Time and subject to the provisions of Section 6(d) below;

(A) with respect to a Merger pursuant to Section 2(c) above, the Articles of Incorporation and Bylaws of Surviving Corporation, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation and Bylaws of the Surviving Corporation until thereafter amended as permitted by Nevada Law;

(B) with respect to a Merger pursuant to Section 2(d) above, (1) the Articles of Incorporation of Merger Co, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Surviving Corporation until thereafter amended as permitted by Nevada Law provided that the name will be Advocate, MD Financial Group Inc., and (2) the Bylaws of Merger Co, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation until thereafter amended as provided by Nevada Law and such Bylaws; and

(C) the directors of Merger Co immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until a successor is elected or appointed and has qualified or until the earliest of such director's death, resignation, removal or disqualification, and the officers of Merger Co immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified, or as otherwise provided in the Bylaws of the Surviving Corporation.

(iii)   Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Co, Company or the Company Holders:

(A) Each Company Common Share and each Company Preferred Share issued and outstanding immediately prior to the Effective Time (other than any such Shares that are to be canceled pursuant to Section 2(e)(iii)(B) below and any Dissenting Shares (as hereinafter defined)) will be canceled and will be converted automatically into the right to receive, upon surrender, in the manner provided in Section 2(e)(vi) below, of the certificate that formerly evidenced such share, (x) an amount equal to the Closing Consideration Per Company Share in cash payable, without interest, to the Company Holder of such Share (the "*Merger Closing Consideration*") and (y) amounts equal to the Additional Consideration Per Company Share payable at the times and in the manner specified in the Earnout Agreement. All such Shares when so converted will no longer be outstanding and will automatically be cancelled and retired and each Company Holder of a Share Certificate evidencing such Shares will cease to have any rights with respect thereto, except the right to receive the Closing Consideration Per Company Share and any Additional Consideration Per Company Share with respect to such Shares, without interest;

(B) Each Share held in the treasury of Company and each Share owned by Merger Co, FIG or FPIC or any direct or indirect wholly owned subsidiary of FIG, FPIC or Company immediately prior to the Effective Time will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto; and

(C) Each share of Common Stock, par value $0.005 per share, of Merger Co issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, par value $0.005 per share, of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

(iv)   Company Warrants. Immediately after the Effective Time, each outstanding Company Warrant will, subject to Company's receipt of any required consent of the holders of such Company Warrants, be cancelled by the Surviving Corporation, and each holder of a cancelled Company Warrant will be entitled to receive (A) from the Surviving Corporation at the same time as payment of the Merger Closing Consideration for Company Common Shares and Company Preferred Shares is made by the Surviving Corporation in connection with the Merger, in consideration for the cancellation of such Company Warrant, an amount in cash equal to the product of (x) the number of Company Shares previously subject to issuance on exercise of such Company Warrant and (y) the excess, if any, of the Closing Consideration Per Company Share over the exercise price per Company Share previously subject to issuance on exercise of such Company Warrant (the "*Warrant Merger Closing Consideration*"), and (B) from Buyer, any Additional Consideration Per Company Share in respect of the Company Shares previously subject to issuance on exercise of such Company Warrant, which will be payable at the times and in the manner specified in the Earnout Agreement. Each Company Warrant that is not canceled as described above will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Warrant, except that each of the Company Shares for which such Company Warrant is exercisable will at the Effective Time be converted into the right to receive an amount in cash equal to the Closing Consideration Per Company Share for each Company Share subject to issuance on exercise of such Company Warrant and any Additional Consideration Per Company Share that will become payable under the Earnout Agreement after date of exercise of such Company Warrant.

(v)   <u>Dissenting Shares</u>. Notwithstanding any provision of this Agreement to the contrary, Company Common Shares and Company Preferred Shares that are outstanding immediately prior to the Effective Time and that are held by Company Holders who are not Sellers and who will not have voted in favor of the Merger or consented thereto in writing and who will have timely demanded dissenters' rights in accordance with applicable Nevada Law (collectively, the "*Dissenting Shares*") will not be converted into or represent the right to receive the Merger Consideration. Such Company Holders will be entitled to receive payment of such consideration as may be determined to be due in respect of such Dissenting Shares held by them in accordance with the provisions of Nevada Law, except that all Dissenting Shares held by Company Holders who effectively will have withdrawn or lost their rights to demand appraisal of such Dissenting Shares under Nevada Law will thereupon be deemed to have forfeited such dissenters' rights and converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Closing Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2(e)(vi) below, of the Share Certificate or Share Certificates that formerly evidenced such Shares. Company will give Buyer (i) prompt notice of any written notice of intent to seek dissenters' rights received by Company and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notices. Company will not, without the prior written consent of Buyer, voluntarily make any payment with respect to, or settle, offer to settle, or otherwise negotiate with respect to, any such notices or demands.

(vi)   <u>Surrender of Shares; etc</u>.

(A) At and after the Effective Time, Buyer will cause the Surviving Corporation to have sufficient funds to pay the Merger Closing Consideration and other amounts, other than Additional Consideration, payable to Company Holders as a result of the Merger. Pending such payment, such funds will be invested as desired by the Surviving Corporation; provided, however, that no loss on any investment made pursuant to this Section 2(e)(vi) will relieve Buyer or the Surviving Corporation of its obligation to pay the full amount of its obligations to Company Holders as a result of the Merger. Any and all interest and earnings on such funds will be paid to FPIC or retained by the Surviving Corporation.

(B) Promptly after the Effective Time, Buyer will cause the Surviving Corporation to mail to each Person who was, at the Effective Time, a holder of record of Company Common Shares or Company Preferred Shares entitled to receive the Merger Closing Consideration pursuant to Section 2(e)(iii)(A) above, or a holder of Company Warrants entitled to receive the Warrant Merger Closing Consideration pursuant to Section 2(e)(iv) above, a form of letter of transmittal (the "*Letter of Transmittal*") and instructions for use in effecting the surrender of the Share Certificates and Warrant Certificates, and acknowledgment of cancelation of any Company Warrants, pursuant to the Letter of Transmittal which will specify that delivery will be effected, and risk of loss and title to will pass, only upon proper delivery of the Share Certificates and Warrant Certificates to the Surviving Corporation. Upon surrender to the Surviving Corporation of a Share Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Share Certificate will be entitled to receive in exchange therefor the Merger Closing Consideration for each Company Common Share or Company Preferred Share formerly evidenced by such Share Certificate, and such Share Certificate will then be canceled. Upon acknowledging cancelation of a Company Warrant and delivery of a Warrant Certificate in accordance with the Letter of Transmittal and delivery of the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of the canceled Company Warrant will be entitled to receive in exchange therefor the Warrant Merger Closing Consideration for such Company Warrant. Until surrendered as contemplated by this Section 2(e)(vi)(B), each Share Certificate (other than Share Certificates representing Dissenting Shares) will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, equal to the Closing Consideration Per Company Share with respect to the Shares represented by such Share Certificate immediately before the Effective Time. No interest will accrue or be paid on the Merger Closing Consideration payable upon the surrender of any Share Certificate for the benefit of the holder of such Share Certificate or on the Warrant Merger Closing Consideration payable upon acknowledgment of cancelation of a Company Warrant by delivery of a transmittal letter for the benefit of the holder of such canceled Company Warrant. If payment of the Merger Closing Consideration is to be made to a Person other than the Person in whose name the surrendered Share Certificate is registered on the records of Company, it will be a condition of payment that the Share Certificate so surrendered will be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment will have paid all transfer and other taxes required by reason of the payment of the Merger Closing Consideration to a Person other than the registered holder of the Share Certificate surrendered or will have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable. The Surviving Corporation will pay all charges and expenses in connection with the distribution of the Merger Closing Consideration and the Warrant Merger Closing Consideration other than the postage or other cost of delivering the letters of transmittal and accompanying Share Certificates and documents to the Surviving Corporation.

(C) Company Holders will be entitled to look to the Surviving Corporation and Buyers (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Closing Consideration or Warrant Merger Closing Consideration that may be payable to them. Notwithstanding the foregoing, neither the Surviving Corporation nor Buyer will be liable to any Company Holder for any Merger Closing Consideration nor Warrant Merger Closing Consideration delivered to a public official pursuant to any abandoned property, escheat or other similar law in respect of Company Common Stock, Company Preferred Stock or Company Warrants held by such Company Holder.

(f) *Withholding*. Buyer or the Surviving Corporation, as the case may be, will be entitled to deduct and withhold from the consideration otherwise payable to any Company Holder pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax law and promptly following any such deduction or withholding shall remit any sums so deducted or withheld to the appropriate taxing authority. If such amounts are withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Common Holder in respect of which the Buyer or the Surviving Corporation, as applicable, made such deduction and withholding.

(g) *Stock Transfer Books*. At the close of business on the day of the Effective Time, the stock transfer books of Company will be closed and, thereafter, there will be no further registration of transfers of Company Common Shares or Company Preferred Shares on the records of Company. From and after the Effective Time, the Company Holders of Company Common Shares, Company Preferred Shares or Company Warrants outstanding immediately prior to the Merger Closing will cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Legal Requirements.

(h) *Lost Certificates*. If any Share Certificate will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, an affidavit made by the Stockholder Representative that such Person is a Company Holder, the Surviving Corporation will pay, in exchange for such affidavit claiming such Share Certificate is lost, stolen or destroyed, the Closing Consideration Per Company Share to be paid in respect to the Shares represented by such Share Certificate, as contemplated by this Section 2 and any Additional Consideration Per Company Share as contemplated by the Earnout Agreement.

(i) *Effect of Payments*. All cash paid upon delivery or surrender of Share Certificates or cancelation or exercise of Company Warrants in accordance with the terms of this Section 2 will be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Share Certificates and all rights pertaining to such Company Warrants.

(j) *Closing*. The Stock Purchase Closing if any, and the Merger Closing will take place on the second business day following the satisfaction or waiver of the conditions applicable to such Closing pursuant to Section 7 below (other than conditions with respect to actions the respective Parties will take at the Closing itself or after the Closing as contemplated by this Agreement and the Earnout Agreement) or such other date as Buyer and Company may mutually determine, and will take place at such time and place as Buyer and Company may mutually determine.

(k) *Deliveries at Closing*. At the Closing, (i) Buyer, Company and Stockholders Representative (acting on behalf of the Company Holders) will execute and deliver the Earnout Agreement, (ii) Company will cause the directors of each of its Subsidiaries to execute and deliver resignations as directors of such Subsidiaries, (iii) Company will cause each of its directors other than such directors who are Stockholders Representative to resign from Company's Board of Directors and such directors who are Stockholders Representative will fill the resulting vacancies with nominees named by Buyer, and (iv)(A) each of the Sellers, or the Stockholders Representative on behalf of any Seller, and Company will deliver to Buyer the certificate as to his, her or its compliance with and performance of his, her or its covenants and obligations to be performed or complied with at or before the Closing and the various certificates, instruments, agreements and documents to be delivered by such Person at or before the Closing, and (B) each of FIG, FPIC and Merger Co will deliver to Sellers the certificate as to its compliance with and performance of its covenants and obligations to be performed or complied with at or before the Closing and the various certificates, instruments, agreements and documents to be delivered by such Person at or before the Closing, and (C) at the Stock Purchase Closing Buyer will make the payments specified in Section 2(b) above. Immediately before Closing, Company will deliver the amount of Incentive Bonus to be paid before Closing to the Persons pursuant to the allocations determined by the Company's Board of Directors and, if requested by Company for such purpose, Buyer will, immediately before Closing, advance Company the funds required for such purpose.

(l) *Stockholders Representative*.

(i) By the execution and delivery of the Joinder Agreement, each Seller hereby irrevocably constitutes and appoints, and by virtue of executing and delivering a Letter of Transmittal each Company Holder that executes and delivers a Letter of Transmittal thereby irrevocably will constitute and appoint, and by virtue of the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the requisite vote of holders of Shares, each other Company Holder irrevocably constitutes and appoints, Mark E. Adams and Timothy P. Reardon acting jointly as his, her or its true and lawful agent and attorney-in-fact (such individuals collectively, the "*Stockholders Representative*"), with full power of substitution to act in such Company Holder's name, place and stead with respect to all matters to be performed by the Stockholders Representative expressly set forth in this Agreement, the Earnout Agreement and any other document, instrument or certificate executed in connection with the transactions contemplated hereby, and to act on such Company Holder's behalf in any dispute, litigation or arbitration involving this Agreement, and to do or refrain from doing all such further acts and things, and execute all such documents as the Stockholders Representative will deem necessary or appropriate in all such connection with the transactions contemplated by this Agreement, including, without limitation, the power:

(A) to waive any condition to the obligations of any Seller to consummate the transactions contemplated by this Agreement;

(B) to execute and deliver all ancillary agreements, certificates and documents, and to make representations and warranties therein, on behalf of any Seller, or other Company Holder, that the Stockholders Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement;

(C) to give and receive notices (including service of process) and communications on behalf of the Company Holders under this Agreement, the Earnout Agreement and any other document, instrument or certificate executed in connection with the transactions contemplated hereby and thereby;

(D) to execute any amendment or modification to this Agreement and the Earnout Agreement on behalf of the Company Holders;

(E) without limiting the foregoing provisions of this Section 2(l)(i), to take any action (or determine to take no action) in connection with the defense, settlement, compromise, arbitration and/or other resolution, including compliance with any order, of any claim for indemnification by or against any Company Holder, or any other claim, arbitration, dispute, action, suit or other proceeding brought on behalf of or against any Company Holder, in connection with this Agreement, the Earnout Agreement and any other document, instrument or certificate executed in connection with the transactions contemplated hereby or thereby;

(F) to assert, bring, prosecute, maintain, settle, compromise, arbitrate and/or otherwise resolve on behalf of the Company Holders any claim by or against any Company Holder for indemnification or any other claim, arbitration, dispute, action, suit, or other proceeding by or against any Company Holder in connection with this Agreement, the Earnout Agreement and any other document, instrument or certificate executed in connection with the transactions contemplated hereby and thereby;

(G) to do or refrain from doing any further act or deed on behalf of each Company Holder which the Stockholders Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement, the Earnout Agreement and any other document, instrument or certificate executed in connection with the transactions contemplated hereby and thereby, as fully and completely as such Company Holder could do if personally present; and

(H) to engage and hire other Persons (e.g. attorneys, accountants, consultants) in connection with the foregoing provisions of this Section 2(l)(i).

(ii) Any claim, arbitration, action, suit, or other proceeding, whether in law or equity, to enforce any right, benefit or remedy granted to Company Holders under this Agreement, the Earnout Agreement and any other document, instrument or certificate executed in connection with the transactions contemplated hereby and thereby will be asserted, brought, prosecuted or maintained only by the Stockholder Representative.

(iii) The appointment of the Stockholders Representative will be deemed coupled with an interest and, subject to Section 2(l) (viii) below, will be irrevocable, and Buyer, Company, each of their Affiliates and any other Person may conclusively and absolutely rely, without inquiry, upon any action, decision or instruction of the Stockholders Representative on behalf of Company Holders in all matters referred to herein. All notices delivered by Buyer or the Surviving Corporation (following the Closing) to the Stockholders Representative (whether pursuant hereto or otherwise) for the benefit of Company Holders will constitute notice to the Company Holders.

(iv) The Stockholders Representative will act for the Company Holders on all of the matters set forth in this Agreement, the Earnout Agreement and any other document, instrument or certificate executed in connection with the transactions contemplated hereby and thereby in the manner the Stockholders Representative believes to be appropriate for Company Holders representing a majority or more of the Company Shares and consistent with its obligations under this Agreement, the Earnout Agreement and any other document, instrument or certificate executed in connection with the transactions contemplated hereby and thereby, but the Stockholders Representative will not be responsible to the Company Holders for any loss or damages it or they may suffer by reason of the performance by the Stockholders Representative of its duties under this Agreement, the Earnout Agreement and any other document, instrument or certificate executed in connection with the transactions contemplated hereby and thereby, other than loss or damage arising from fraud or willful violation of Legal Requirements. The Stockholder Representative will not be entitled to receive any compensation for performing such role.

(v) The Company will pay the reasonable out-of-pocket expenses of Stockholders Representative, either directly to the payee or by reimbursement, incurred in connection with the transactions contemplated hereby (including, without limitation, the cost of legal counsel retained by the Stockholders Representative on behalf of the Company Holders) through Closing, promptly upon request of Stockholders Representative. The Company Holders, jointly and severally, agree to indemnify and hold harmless the Stockholders Representative from any loss, damage or expense arising from the performance of its duties as the Stockholders Representative hereunder, but excluding any expense payable by Company pursuant to the preceding sentence and any loss or damage arising from fraud or willful violation of Legal Requirements by the Stockholders Representative. Each Company Holder paying more than its Proportionate Share shall be entitled to contribution from any Company Holder paying less than its Proportionate Share.

(vi) All actions, decisions and instructions of the Stockholders Representative taken, made or given pursuant to the authority granted to the Stockholders Representative pursuant to this Section 2(l) will be conclusive and binding upon each Company Holder, and no Stockholder will have the right to object, dissent and protest or otherwise contest the same.

(vii) This Section 2(l) is not intended to, and does not, create or impose any fiduciary duty on any current or future Stockholders Representative. Each Company Holder acknowledges and agrees that: (A) Buyer requires appointment of the Stockholders Representative to reduce the burden of dealing with numerous Company Holders; (B) the Stockholders Representative has agreed to undertake this obligation without compensation solely as an accommodation to the other Company Holders; (C) the Stockholders Representative is engaged in a broad range of transactions, including without limitation ongoing employment and relationships with Company extending beyond the Closing, which may involve interests that differ from those of the Company Holders, and the Stockholders Representative has no obligation to disclose such interests and transactions to the Company Holders by virtue of any fiduciary, advisory or agency relationship; and (D) the duties and obligations of the Stockholder Representative are strictly contractual and are limited to those expressly set forth in this Section 2(l). To induce the Stockholders Representative named in this Agreement and as may hereafter be appointed to serve in such capacity, each Company Holder hereby waives and disclaims, to the fullest extent permitted by law, any and all duties arising at law or in equity, including without limitation all fiduciary duties, and all claims he, she or it may have against the Stockholders Representative for breach of any duty arising out of or in connection with actions or omissions of the Stockholders Representative pursuant to this Section 2(l).

(viii) By affirmative vote of the Company Holders who represented at least a majority of the Company Shares immediately prior to Closing, new Stockholders Representatives may appointed and one or more Stockholders Representative may be removed and replaced at any time without cause; provided that no appointment, removal or replacement shall be binding or effective as to the Buyer or Company until its receipt of notice pursuant to Section 11(j) from the Company Holders taking such action, and no removal shall be permitted that would result in no Stockholders Representative at any time. A Stockholders Representative (other than the sole Stockholders Representative) may resign at any time by written notice to Company and simultaneously mailing a copy of such resignation to the former Company Holders at their respective last addresses known to the resigning Stockholders Representative. A sole Stockholders Representative may only resign by at least sixty (60) days prior written notice to the Company and simultaneously mailing a copy of such resignation to the former Company Holders at their respective last addresses known to the resigning Stockholders Representative.

(ix) The provisions of this Section 2(l) are independent and severable, will constitute an irrevocable power of attorney, coupled with an interest and surviving death or dissolutions, granted by the Company Holders to the Stockholders Representative, will be enforceable notwithstanding any rights or remedies that any Company Holder may have, and will be binding upon the executors, heirs, legal representatives, successors and assigns of each such Company Holder.

Section 3.   *Representations and Warranties Concerning Transaction*.

(a) *Sellers' Representations and Warranties*. Each Seller severally and individually and not jointly represents and warrants to Buyer that the statements contained in this Section 3(a) are correct and complete as of the date of this Agreement and as of the date of execution of the Joinder Agreement by such Seller with respect to himself, herself, or itself, except as set forth in Annex I attached hereto or to the Joinder Agreement executed by such Seller.

(i) Organization of Certain Sellers. Seller (if a corporation or other entity) is duly organized, validly existing, and in good standing under the Legal Requirements of the jurisdiction of its incorporation (or other formation).

(ii) Authorization of Transaction. Seller has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform his, her, or its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights or by general principles of equity. Seller need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Body or other Person in order to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Seller.

(iii) Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will, with respect to Seller,: (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Body to which Seller is subject or, if Seller is an entity, any provision of its charter, bylaws, or other governing documents, (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract or other arrangement to which Seller is a party or by which he, she, or it is bound or to which any of his, her, or its assets is subject, or (C) result in the imposition or creation of a Lien upon or with respect to his, her or its Company Common Shares, other Company Shares, Company Preferred Shares, or Company Warrants.

(iv) Brokers' Fees. Except for the Company's obligations to Fox-Pitt as its financial advisor with respect to the transactions contemplated by this Agreement, Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(v) <u>Shares; Warrants</u>. Seller holds of record and owns beneficially, and good and valid legal title to, the number of Company Common Shares, Company Preferred Shares and Company Warrants set forth next to his, her, or its name in Section 4(b) of the Disclosure Schedule, free and clear of any restrictions on transfer by Seller (other than restrictions under the Securities Act and state securities laws), Taxes, Liens, options, warrants, purchase rights, Contracts, commitments, equities, claims, and demands. Upon the purchase of such equity interests of Seller pursuant to the terms of this Agreement, Buyer will receive good and valid legal title thereto and full beneficial ownership thereof, free and clear of all Liens, Taxes and rights of others of any kind other than those created or permitted by Buyer. Seller is not a party to any option, warrant, purchase right, or other Contract or commitment (other than this Agreement) that could require Seller to sell, transfer, or otherwise dispose of any capital stock or rights to purchase any capital stock of Company. Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of Company except a proxy or proxies naming Stockholder Representative as contemplated by this Agreement.

(vi) <u>Certain Business Relationships with Company and Its Subsidiaries</u>. Except for any Seller who has purchased medical professional liability insurance from the Insurance Company in the Ordinary Course of Business, neither Seller nor any of Seller's Affiliates or family members has been involved in any material business or financial arrangement or relationship with Company or any of its Subsidiaries within the past 12 months other than as a Company Holder, employee, director or officer and neither Seller nor such other Persons owns any material asset, tangible or intangible, that is used in the business of Company or any of its Subsidiaries. Neither Seller nor any of Seller's Affiliates or family members, is directly or indirectly engaged in a business, or owns, manages, operates, controls, finances or participates in the ownership, management, operation, control or financing of, is connected as a principal, owner, partner, shareholder, joint venturer, investor, member, trustee, director, officer, manager, employee, agent, representative or consultant or otherwise with, any Person engaged in a business, involved in any material way with medical professional liability insurance or other products or services competitive with Company or any of its Subsidiaries.

(vii) <u>Information Regarding Transactions</u>. Seller has received and read a copy of this Agreement and all exhibits and schedules hereto, including but not limited to Section 6(e) below and the Earnout Agreement, and Seller has relied on nothing other than such documents and other information provided by Company and Stockholders Representative in deciding whether to become a Party. In addition, Seller acknowledges that he , she or it has been given the opportunity to (A) ask questions and receive satisfactory answers from Company and Stockholders Representative concerning the terms and conditions of the transaction contemplated hereby, and (B) obtain additional information in order to evaluate the merits of the transaction contemplated hereby and to verify the accuracy of the information provided to him, her or it by Company and Stockholders Representative in connection with the transaction contemplated hereby. Seller also acknowledges that the Earnout Payments (as such term is defined in the Earnout Agreement) are contingent upon the ability of Company to reach certain performance thresholds during the two-year period following Closing and such Earnout Payments may be reduced or eliminated as a result of breaches of Company's and, with respect to Seller's portion of such Earnout Payments, Seller's warranties and covenants contained in this Agreement, to the extent hereinafter set forth in this Agreement and as set forth in the Earnout Agreement.

(b) *Buyer's Representations and Warranties*. Buyer represents and warrants to Company and each Seller that the statements contained in this Section 3(b) are correct and complete as of the date of this Agreement, except as set forth in Annex II attached hereto.

(i) <u>Organization of Buyer and Merger Co</u>. Each of FIG, FPIC and Merger Co is a corporation duly organized, validly existing, and in good standing under the Legal Requirements of the jurisdiction of its incorporation.

(ii) <u>Authorization of Transaction</u>. Each of FIG, FPIC and Merger Co has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Buyer enforceable in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights or by general principles of equity. Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Body or other Person in order to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Buyer.

(iii) <u>Non-contravention</u>. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Body to which Buyer or Merger Co is subject or any provision of its charter, bylaws, or other governing documents or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract or other arrangement to which Buyer or Merger Co is a party or by which it is bound or to which any of its assets is subject.

(iv) <u>Sufficient Funds</u>. Buyer has sufficient funds on hand to pay the Closing Consideration.

(v) <u>Brokers' Fees</u>. Other than Buyer's agreement with Sandler, O'Neill & Partners, L.P., Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(vi) <u>Investment and other Securities Representations</u>. Buyer is not acquiring the Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act. Buyer is an "accredited investor" as such term is defined in Rule 501 under the Securities Act. Buyer acknowledges that the Shares to be acquired by Buyer pursuant to the transactions contemplated hereby have not been registered under the Securities Act or the securities laws of any state or other jurisdiction and cannot be disposed of unless they are subsequently registered under the Securities Act and the securities laws of any applicable state or other jurisdiction or an exemption from such registration is available.

(vii) <u>No Other Representations</u>. Buyer acknowledges that, in connection with the transactions contemplated hereby, it is not relying upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to the Company or the Company Holders, except as expressly set forth in this Agreement and in the other documents, instruments and certificates executed in connection with the transactions contemplated hereby . Without limiting the generality of the foregoing, Buyer acknowledges that neither Company nor the Company Holders makes any representation or warranty with respect to (A) any projections, estimates or budgets delivered to or made available to Buyer of revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Company and its Subsidiaries after the Closing or the business and operations of Company and its Subsidiaries after the Closing or (B) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to Company and its Subsidiaries or any of their respective businesses, assets, liabilities or operations, except as expressly set forth in this Agreement and in the other documents, instruments and certificates executed in connection with the transactions contemplated hereby.

Section 4.   *Representations and Warranties Concerning Company and Its Subsidiaries*. Company represents and warrants to Buyer that the statements contained in this Section 4 are correct and complete as of the date of this Agreement, except as set forth in the disclosure schedule delivered by Company to Buyer on the date hereof (the "*Disclosure Schedule*").

(a) *Organization, Qualification, and Corporate Power; Authorization of Transaction*. Company and each of its Subsidiaries are corporations duly organized, validly existing, and in good standing under the Legal Requirements of the jurisdiction of their incorporation. Company and each of its Subsidiaries are duly authorized to conduct business and are in good standing under the Legal Requirements of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect. Company and its Subsidiaries each has full corporate power and authority to execute and deliver this Agreement and the other agreements of Company and its Subsidiaries contemplated hereby, to perform its obligations hereunder and thereunder, to carry on the business in which it is engaged and to own, lease and use the properties and assets owned, or leased, and used by them. Section 4(a) of the Disclosure Schedule identifies the directors and officers of Company and each of its Subsidiaries. This Agreement constitutes the valid and legally binding obligation of Company, enforceable in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights or by general principles of equity. Company has delivered to Buyer true and correct copies of the Articles of Incorporation and Bylaws of Company and of each of its Subsidiaries as in effect on June 30, 2009 and, if different in any respect, as in effect on the date hereof.

(b) *Capitalization*. The entire authorized capital stock of Company consists of One Hundred and Fifty Million (150,000,000) shares, of which One Hundred Million (100,000,000) shares are designated as Common Stock, par value $0.005 per share, and Fifty Million (50,000,000) shares are designated as Preferred Stock, par value $0.005 per share, of which Six Million (6,000,000) shares have been further designated as shares of Series A Preferred Stock, and Fifteen Million (15,000,000) shares have been further designated as shares of Series B Preferred Stock. Exactly 4,180,300 shares of such Common Stock, 3,884,999 shares of such Series A Preferred Stock, and 3,634,643 shares of such Series B Preferred Stock are issued and outstanding and Company Warrants to acquire 675,138 Company Common Shares are issued and outstanding, all as of the date of this Agreement. All of the issued and outstanding Shares have been duly authorized, are validly issued, fully paid, and non-assessable, and are held of record by the respective Company Holders as set forth in Section 4(b) of the Disclosure Schedule. All of the Company Warrants have been duly authorized and are held of record by the respective Company Holders as set forth in Section 4(b) of the Disclosure Schedule. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts, commitments or rights that could require Company, directly or indirectly, to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Company.

(c) *Non-contravention*. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Body to which Company or any of its Subsidiaries are subject or any provision of the charter or bylaws, or other governing documents, of Company or any of its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract or other arrangement to which Company or any of its Subsidiaries is a party or by which it is bound or to which any of their assets is subject (or result in the imposition of any Lien upon any of their assets). Except as disclosed on Section 4(c) of the Disclosure Schedule, neither Company nor any of its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Body or other Person in order for the Parties to consummate the transactions contemplated by this Agreement.

(d) *Brokers' Fees*. Other than the Company's agreement with Fox-Pitt, which has been previously disclosed to Buyer, neither Company nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(e) *Title to Tangible Assets*.   Company and its Subsidiaries have good and marketable title to, or a valid leasehold interest in, the material tangible assets they use regularly in the conduct of their business.

(f) *Subsidiaries*.   Section 4(f) of the Disclosure Schedule sets forth for each Subsidiary of Company (i) its name and jurisdiction of incorporation, (ii) the number of authorized shares for each class of its capital stock, (iii) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder, and (iv) the number of shares of its capital stock held in treasury. All of the issued and outstanding shares of capital stock of each Subsidiary of Company have been duly authorized and are validly issued, fully paid, and non-assessable. Company or one of its Subsidiaries holds of record and owns beneficially all of the outstanding shares of each Subsidiary of Company. Except for the Subsidiaries set forth in Section 4(f) of the Disclosure Schedule, neither Company nor any of its Subsidiaries owns or has any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts, commitments or rights that could require any Subsidiary of Company, directly or indirectly, to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to any Subsidiary of Company.

(g) *Financial Statements*.

(i)   Company previously has delivered to Buyer the audited financial statements of Company and its Subsidiaries, on a consolidated basis, as at and for the year ended December 31, 2008 (the "*Annual GAAP Financial Statements*") and the unaudited financial statements of Company and its Subsidiaries, on a consolidated basis, as at and for the six months ended June 30, 2009 (the "*Most Recent GAAP Financial Statements*"). In addition, Company has delivered to Buyer a true and complete copy of the Insurance Subsidiary's Annual Report for the year ended December 31, 2008, as filed with the Texas Insurance Department (the "*Annual Report*") its Quarterly Report for the three months ended March 31, 2009 as filed with the Texas Department of Insurance (the "*Quarterly Report*"), and the June 30, 2009 internal financial statements of the Insurance Subsidiary (the "*June 30, 2009 Internal Financial Statements*". The financial statements contained in the Annual Report are referred to herein as the "*Annual Statutory Financial Statements,*" the March 31, 2009 financial statements contained in the Quarterly Report, together with the June 30, 2009 Internal Financial Statements, are referred to herein as the "*Most Recent Statutory Financial Statements*" and, together with the Most Recent GAAP Financial Statements, as the "*Most Recent Financial Statements*" and, together with the Annual GAAP Financial Statements and the financial statements contained in the Annual Report, as the "*Financial Statements*".

(ii)   The Annual GAAP Financial Statements have been prepared from the books and records of Company and its Subsidiaries and fairly present in all material respects, on a consolidated basis, the financial position, results of operation and the other information contained therein, as at the dates and for the periods indicated therein, in conformity with GAAP, and include all adjustments required for a fair presentation.

(iii)   The Most Recent GAAP Financial Statements have been prepared from the books and records of Company and its Subsidiaries and fairly present in all material respects, on a consolidated basis, financial position, results of operations and the other information contained therein, as at the dates and for the periods indicated therein, in conformity with GAAP, subject to normal period-end adjustments and lack of footnotes and other presentation items.

(iv)   The Annual Report and the Quarterly Report have been prepared from the books and records of the Insurance Subsidiary, are materially correct and complete and comply with applicable Legal Requirements. The financial statements contained therein are fairly presented in conformity with statutory accounting principles. No material deficiency has been asserted with respect to any of the information contained in the Annual Report or the Quarterly Report by the Texas Department of Insurance or any other Governmental Body. Company has delivered to Buyer copies of all material correspondence sent or received since January 1, 2008, between Company or any of its Subsidiaries and the Texas Department of Insurance or other Governmental Body. The reserves established and reflected in the Company Financial Statements were determined by the Company Actuary in accordance with generally accepted actuarial standards consistently applied, and to Company's Knowledge are fairly stated in all material respects in accordance with sound actuarial principles and are in compliance in all material respects with the requirements of applicable insurance laws, rules and regulations in the State of Texas as well as those of any other applicable jurisdictions.

(v)   The June 30, 2009 Internal Financial Statements have been prepared from the books and records of the Insurance Subsidiary in accordance with statutory accounting principles, but are subject to normal period-end adjustments and lack of footnotes and other presentation items.

(vi)   Transaction Expenses incurred through June 30, 2009 were not more than $120,000, all which has been charged as an expense in the Financial Statements.

(vii)   To Company's Knowledge, neither the Company nor any of its Subsidiaries has any material liabilities, obligations or commitments of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that are not disclosed in the Financial Statements, except those incurred in the Ordinary Course of Business since June 30, 2009.

(h) *Legal Compliance*. Company and each of its Subsidiaries have complied with the provisions of their Articles of Incorporation and bylaws and all applicable Legal Requirements in all material respects. Company and its Subsidiaries each has and is in compliance with all Governmental Body licenses and other authorizations required under all applicable Legal Requirements for it to conduct its business as presently conducted.

(i) *Tax Matters*.

(i) Company and each of its Subsidiaries have filed, or has received from the applicable taxing authority an extension of time in which to file, all Tax Returns that they were required to file, and have paid all Taxes shown thereon as owing.

(ii) No Tax Returns have been audited, and the Company has not received any notice of an audit. Additionally, to Company's Knowledge, Company has fully and properly disclosed in its Income Tax Returns and in Section 4(i)(ii) of the Disclosure Schedule any uncertain tax positions in the Financial Statements.

(iii) Neither Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an Income Tax assessment or deficiency.

(iv) Neither Company nor any of its Subsidiaries is a party to any Income Tax allocation or sharing agreement.

(v) Neither Company nor any of its Subsidiaries has been a member of an Affiliated Group filing a consolidated federal Income Tax Return (other than a group the common parent of which was Company).

(j) *Real Property*.

(i) Neither Company nor any of its Subsidiaries owns or has ever owned in fee any interest in real property.

(ii) Section 4(j)(ii) of the Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each such parcel of Leased Real Property. Company has delivered to Buyer a true and complete copy of each such Lease document. Company and its Subsidiaries has the legal right to possess and quietly enjoy the real property subject to such Leases and has received no notice from any Person asserting any claim or right inconsistent therewith.

(k) *Intellectual Property*.

(i)   The Intellectual Property Assets are all those necessary for the operations of Company and its Subsidiaries and their businesses as currently conducted.

(ii)   Either Company or one of its Subsidiaries is the owner or licensee of all right, title and interest in and to each of the Intellectual Property Assets, free and clear of all Liens, and has the right to use without payment to any other Person all of the Intellectual Property Assets.

(iii)   Section 4(k) of the Disclosure Schedule contains a complete and accurate list and summary description of all patents held by the Company or any of its

Subsidiaries and all pending patent applications filed by Company or any of its Subsidiaries. All of such issued patents are currently in compliance with formal Legal Requirements (including payment of filing, examination and maintenance fees and proofs of working or use), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within six months after the date hereof. No such patent or patent application has been or is now involved in any interference, reissue, reexamination, or opposition proceeding. To the Knowledge of Company, there is no potentially interfering patent or patent application of any other Person with respect to any patent or patent application.

(iv)   Section 4(k) of the Disclosure Schedule contains a complete and accurate list and summary description of all Marks. All Marks have been registered with the United States Patent and Trademark Office, are currently in compliance with all formal Legal Requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable and are not subject to any maintenance fees or taxes or actions falling due within six months after the date hereof. No Mark has been or is now involved in any opposition, invalidation or cancellation Proceeding and, to the Knowledge of Company, no such action is threatened with respect to any of the Marks. To the Knowledge of Company, there is no potentially interfering trademark or trademark application of any other Person. No Mark is infringed or, to the Knowledge of Company, has been challenged or threatened in any way. None of the Marks as used by the Company and its Subsidiaries infringes or is alleged to infringe any trade name, trademark or service mark of any other Person.

(v)   Section 4(k) of the Disclosure Schedule contains a complete and accurate list and summary description of all registered Copyrights. All of the registered Copyrights are currently in compliance with formal Legal Requirements, are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within six months after the date hereof. No Copyright is infringed or, to the Knowledge of Company, has been challenged or threatened in any way. None of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any other Person or is a derivative work based upon the work of any other Person. All works encompassed by the Copyrights have been marked with the proper copyright notice.

(vi)   Section 4(k) of the Disclosure Schedule contains a complete and accurate list and summary description of all Net Names. All Net Names have been registered in the name of Company or one of its Subsidiaries and are in compliance with all formal Legal Requirements. No Net Name has been or is now involved in any dispute, opposition, invalidation or cancellation proceeding and, to the Knowledge of Company, no such action is threatened with respect to any Net Name. To the Knowledge of Company, there is no domain name application pending of any other Person that would or would potentially interfere with or infringe any Net Name. No Net Name is infringed or, to the Knowledge of Company, has been challenged, interfered with or threatened in any way. No Net Name infringes, interferes with or is alleged to interfere with or infringe the trademark, copyright or domain name of any other Person.

(l) *Contracts*. Except in respect of the Contracts listed in Section 4(l) of the Disclosure Schedule, Contracts entered into in the Ordinary Course of Business, the performance of which involves aggregate consideration of less than $20,000, Leases listed in Section 4(j)(ii) of the Disclosure Schedule and insurance arrangements listed in Section 4(m) of the Disclosure Schedule, none of Company, any of its Subsidiaries or any of their assets or rights is a party to or bound by any Contract. To the Knowledge of Company, each Contract listed is in full force and effect and is legal, valid and binding and enforceable against each other party thereto, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights or by general principles of equity. Except as set forth in such Sections of the Disclosure Schedule, neither Company, any of its Subsidiaries Group nor, to the Knowledge of Company, any other party to any such Contract is in material breach thereof or material default thereunder and there does not exist under any provision thereof any event that, with the giving of notice or the lapse of time or both, would constitute such a material breach or material default by Company, any of its Subsidiaries or, to the Knowledge of Company, any other party to any such Contract. Except as set forth in such Sections of the Disclosure Schedule, Company has delivered or made available to Buyer true, correct and complete copies of each of such written Contracts and provided summaries of any such oral Contracts. Except as set forth in Section 4(l) and Section 4(o)(vi) of the Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any Contract that contains a "change in control," "potential change in control" or similar provision, that, as a result of the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether severance pay or otherwise) becoming due from Company or any of its Subsidiaries to any Person, or the acceleration, termination or modification of any obligations, rights, or contracts under such Contract.

(m) *Insurance*. Company and its Subsidiaries maintain insurance policies and reinsurance policies with insurers and reinsurers, in such amounts and against such risks of Company and its Subsidiaries as are customary and reasonable for the business, rights and the assets of Company and its Subsidiaries. Company and its Subsidiaries maintain all policies that it is required to have under the provisions of any Lease or other Contract to which such Person is a party. Section 4(m) of the Disclosure Schedule lists and describes briefly all policies of liability, theft, fire, title, workers' compensation, reinsurance and other forms of insurance and surety bonds insuring Company, any of its Subsidiaries or the employees, properties, assets and business of Company and its Subsidiaries. All policies listed in Section 4(m) of the Disclosure Schedule are in full force and effect; no such policy or the future proceeds thereof has been assigned to any other Person; and all premiums and other payments due under or on account of any such policy have been paid.

(n) *Litigation*. Section 4(n) of the Disclosure Schedule sets forth each instance in which Company or any of its Subsidiaries, or any of their properties, assets, rights or operations, (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party or specifically subject to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi -judicial or administrative agency of any Governmental Body. Except as set forth in Section 4(n) of the Disclosure Schedule, the full effect on Company and its Subsidiaries, and on any of their properties, assets, rights or operations, of any such injunction, judgment, order, decree, ruling, action, suit, proceeding, hearing, or investigation is fully reserved for in the

Most Recent Financial Statements. To the Knowledge of Company, (i) no action, suit, proceeding, hearing, or investigation of the nature or relating to the matters described in the preceding sentence has been threatened which, in the event of an adverse outcome, would be reasonably expected to materially exceed the amounts reserved by Company on its Most Recent Financial Statements or have a Material Adverse Effect, and (ii) there is no basis for any action, suit, proceeding, hearing, or investigation of such nature or relating to such matters which, in the event of an adverse outcome, would be reasonably expected to result in a material charge to the consolidated earnings of Company and its Subsidiaries or have a Material Adverse Effect.

(o) *Employee and Employee Benefit Matters*.

(i)   Section 4(o)(i) of the Disclosure Schedule contains a true and complete list of (A) each plan, program, policy, payroll practice, Contract or other arrangement providing for compensation, severance, termination pay, performance awards, equity or equity-related awards, fringe benefits or other employee pension or welfare benefits of any kind, whether formal or informal or funded or unfunded, that is now sponsored, maintained, contributed to or required to be contributed to, by Company or any of its Subsidiaries or pursuant to which Company or any of its Subsidiaries has, or could reasonably be expected to have, any liability, including, without limitation, any "employee benefit plan" within the meaning of Section 3(3) of ERISA (each a "*Company Group Benefit Plan*"); and (B) each management, employment, bonus, option, equity (or equity related), severance, consulting, non-compete, confidentiality or similar Contract currently in effect between Company or any of its Subsidiaries and any current, former or retired employee, officer, consultant, independent contractor, agent, member or partner of Company or any of its Subsidiaries (each a "*Company Group Employee Agreement*"). Neither the Company nor any of its Subsidiaries currently sponsors, maintains, contributes to, or is it required to contribute to, nor has Company or any of its Subsidiaries ever sponsored, maintained, contributed to or been required to contribute to, or incurred any liability to, (C) any "defined benefit plan" (as defined in ERISA Section 3(35)), (D) any "multiemployer plan" (as defined in ERISA Section 3(37)) or any plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA), (E) except as set forth on Section 4(o)(i) of the Disclosure Schedule, any plan that is, is intended to be, or has ever been treated as a "qualified plan" (within the meaning of Section 401(a) of the Code) or any plan that is, is intended to be, or has ever been treated as a plan subject to Title IV of ERISA, or (F) any Company Group Benefit Plan or Company Group Employee Agreement that provides, or has any liability to provide, life insurance, medical, severance or other employee welfare benefits to any employee (or Affiliate or family member thereof) upon or following the employee's retirement or termination of employment, except as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

(ii)   Neither Company nor any of its Subsidiaries is or has never been (A) a member of a" controlled group of companies," under "common control" or an "affiliated service group" within the meaning of Sections 414(b), (c) or (m) of the Code, (B) required to be aggregated under Section 414(o) of the Code, or (C) under "common control," within the meaning of Section 4001(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing sections, in each case with any other entity other than Company and its Subsidiaries.

(iii)   Company has provided to Buyer accurate and complete copies of all documents embodying or relating to each Company Group Benefit Plan and each Company Group Employee Agreement, including all amendments thereto, trust or funding agreements relating thereto, the two most recent annual reports required under ERISA, the most recent determination letter received from the Internal Revenue Service, if any, and the most recent summary plan description (with all material modifications).

(iv)   All contributions required to be made to or with respect to any Company Group Benefit Plan or Company Group Employee Agreement by applicable Legal Requirements or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Group Benefit Plan or Company Group Employee Agreement, for any period through the Closing Date have been or, as applicable, will be, timely made or paid in full or, to the extent not required to be made or paid on or before the Closing Date, will be fully disclosed on Section 4(o)(iv) of the Disclosure Schedule.

(v)   Each Company Group Benefit Plan and each Company Group Employee Agreement is currently, and has been and will be at all times prior to the Closing Date, maintained substantially in accordance with its terms and in compliance in all material respects with all applicable Legal Requirements, including, without limitation, ERISA and the Code. There is not now nor, to the Knowledge of Company, do any circumstances exist that could reasonably be expected to give rise to, any requirement for the posting of security with respect to a Company Group Benefit Plan or Company Group Employee Agreement or the imposition of any Lien on any assets or rights of Company or any of its Subsidiaries under applicable Legal Requirements, including, without limitation, ERISA and the Code.

(vi)   Except as set forth on Section 4(o)(vi) of the Disclosure Schedule, the execution and performance of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent events directly related to the transactions contemplated by this Agreement) constitute an event under any Company Group Benefit Plan or Company Group Employee Agreement that will or may result in any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee or former employee or any spouse or dependent thereof.

(vii)   (A) Neither Company nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by the date hereof or amounts required to be reimbursed by them to the date hereof, (B) Company and each of its Subsidiaries is in material compliance with all applicable Legal Requirements respecting employment, employment practices, employment safety, labor, terms and conditions of employment

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and wages and hours, (C) neither Company nor any of its Subsidiaries is bound by or subject to (and none of its assets or rights is bound by or subject to) any written or oral, express or implied, commitment or arrangement with any labor union, and no labor union has requested or has sought to represent any of the employees of Company or any of its Subsidiaries, (D) there is no labor strike, dispute, slowdown or stoppage actually pending, or, to the Knowledge of Company, threatened, against or involving the Company or any of its Subsidiaries, and (E) to the Knowledge of Company, no salaried employee has any plans to terminate his or her employment with Company or any of its Subsidiaries during 2009.

(viii)   For purposes of this Section 4(o), the term "employee" will be considered to include individuals rendering personal services to Company or any of its Subsidiaries as independent contractors.

(ix)   Section 4(o)(ix) of the Disclosure Schedule contains a true, correct and complete list of the name of each individual who is an employee of Company or any of its Subsidiaries on the date hereof along with his or her current job title, base compensation, eligibility for bonus compensation or any other compensation, date of hire, last date and amount of increase in compensation, any employee benefit that is not generally available to employees of Company and its Subsidiaries and employment address. Section 4(o)(ix) of the Disclosure Schedule contains a true, correct and complete list of individuals currently rendering services to Company or any of its Subsidiaries for which Company or one of its Subsidiaries is obligated to issue a Form 1099, as consultants or independent contractors, along with information regarding compensation and reimbursement levels for each such individual during all such periods. Each Person who was classified as a consultant or an independent contractor at any time by Company or any of its Subsidiaries was properly so classified under applicable Legal Requirements, has been provided a Form 1099 if such form was due prior to the date hereof and no Taxes should have been withheld from any payment made to any such Person that were not withheld.

(x)   Except as set forth on Section 4(o)(x) of the Disclosure Schedule, with respect to each Company Group Benefit Plan and Company Group Employee Agreement, there have been no "prohibited transactions" (within the meaning of Section 406 of ERISA and Section 4975 of the Code) and no fiduciary with respect to any Company Group Benefit Plan or Company Group Employee Agreement has incurred or, to the Knowledge of Company, can reasonably be expected to incur, liability for a breach of fiduciary duty or other failure to act or comply in connection with the administration or investment of the assets of any Company Group Benefit Plan. Further, no action, suit, proceeding, or hearing or, to the Knowledge of Company, investigation with respect to any Company Group Benefit Plan or Company Group Employee Agreement is pending or, to the Knowledge of Company, threatened. Company has no Knowledge of any existing circumstances that could reasonably be expected to give rise to any action, suit, proceeding, hearing, or investigation involving a Company Group Benefit Plan or Company Group Employee Agreement.

(p) *Bank Accounts*. Company has delivered to Buyer a true, correct and complete list of each bank and other financial institution at which Company or any Subsidiary has an account (including a securities custodial or investment account) or safe deposit box and the address of each such bank and other institution, the number of such account or box and the name of each individual authorized to draw on or have access thereto.

(q) *Information Technology*. Section 4(q) of the Disclosure Schedule sets forth a list and brief description of all material computer hardware and Software used by Company or any of its Subsidiaries and identifies which are owned by Company or one of its Subsidiaries directly and which are licensed to Company or one of its Subsidiaries for use. Company and each of its Subsidiaries have the unrestricted right to use all Software associated with its respective databases.

(r) *Board Recommendation*. The Board of Directors of Company, at a meeting duly called and held, has by vote of those directors present (who constituted all of the directors then in office) (A) determined that this Agreement and the transactions contemplated hereby, including the Stock Purchase and the Merger, taken together, are in the best interests of the Company Holders, based upon input the Board of Directors of Company has received from Fox Pitt and various other factors, and (B) resolved to recommend that the Company Holders of Shares approve this Agreement and such transactions and to sell their interests in Company to Buyer on the terms and conditions hereof.

(s) *Vote Required*. The only votes or approvals of Company Holders necessary to approve the Merger by written consent without a meeting is the affirmative written consent of the Company Holders of at least two thirds of the issued and outstanding Shares, provided such affirmative written consents include the Company Holders of at least a majority of the outstanding shares of each class of Company Preferred Stock. The only votes or approvals of Company Holders necessary to approve the Merger at a meeting of holders of Shares is the affirmative vote of at least a majority of the issued and outstanding Shares, provided such affirmative votes include the vote of at least a majority of the outstanding shares of each class of Company Preferred Stock.

(t) *Absence of Sensitive Payments*. To the Knowledge of Company, none of Company, any of its Subsidiaries or Affiliates or any officer or director of any of them, acting alone or together, has performed any of the following acts: (A) the making of any contribution, payment, remuneration, gift or other form of economic benefit to or for the private use of any governmental official, employee or agent where such economic benefit or the purpose of such economic benefit was illegal under the laws of the United States or the jurisdiction in which such payment was made, or (B) the establishment or maintenance of any unrecorded fund, asset or liability for any purpose or the making of any false or artificial entries on its books.

(u) *Books and Records*. The books of account, minute books, stock record books and other records of Company and each of its Subsidiaries, all of which have been made available to Buyer, are complete and correct and have been maintained in accordance with sound business practices. The minute books of Company and each of its Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by its stockholders and its

Board of Directors, and no meeting of any such stockholders or Board of Directors has been held for which minutes have not been prepared and are not contained in such minute books. No material corporate action has been taken by any committee of the Board of Directors other than actions that have been ratified or otherwise approved by the Board of Directors and reflected in the minutes of meetings of the Board of Directors. At the Closing all of those books and records will be in the possession of Company and its Subsidiaries.

(v) *Certain Business Relationships with Company and Its Subsidiaries*. To Company's Knowledge, none of Company's or its Subsidiaries' directors or officers, or their Affiliates or immediate family members, (i) has been involved in any material business or financial arrangement or relationship with Company or any of its Subsidiaries within the past 12 months other than as a Company Holder, employee, director or officer, (ii) owns any material asset, tangible or intangible, that is used in the business of Company or any of its Subsidiaries (iii) is directly or indirectly engaged in a business, or owns, manages, operates, controls, finances or participates in the ownership, management, operation, control or financing of, is connected as a principal, owner, partner, shareholder, joint venturer, investor, member, trustee, director, officer, manager, employee, agent, representative or consultant or otherwise with, any Person engaged in a business, involved in any material way with the administration, development, provision, operation, management, marketing or sale of medical professional liability insurance or other products or services competitive with Company or any of its Subsidiaries in the State of Mississippi or the State of Texas.

(w) *Absence of Certain Developments or Changes*. To Company's Knowledge, there has not occurred any event or development that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Since December 31, 2008, except as reflected in the Most Recent Financial Statements, Company and its Subsidiaries have conducted their activities and operation in the Ordinary Course of Business and maintained its books and records in reasonable detail that accurately and fairly reflect the transactions of Company and its Subsidiaries in all material respects. Since December 31, 2008, except as set forth in the Most Recent Financial Statements or as otherwise expressly contemplated by this Agreement, there has not been:

(i) any declaration, setting aside or payment of distributions in respect of any of the Shares;

(ii) any entering into of any Company Group Employee Agreement, or any increase in the compensation payable, or to become payable, by Company or any of its Subsidiaries to any of its directors, officers, employees or agents over the rates payable at December 31, 2008;

(iii) any issuance of securities of Company or any of its Subsidiaries, including options, warrants or other Contracts evidencing or requiring such issuance;

(iv) any amendment or termination (other than in the Ordinary Course of Business) of, default by Company or any of its Subsidiaries or, to the Knowledge of

Company, default by any other party under, any material Contract to which Company or any of its Subsidiaries is a party;

       (v)   any discharge or satisfaction of any Lien or liability of Company or any of its Subsidiaries except in the Ordinary Course of Business with respect to current liabilities and insurance policy liabilities;

       (vi)   any incurrence by Company or any of its Subsidiaries of any liability except current liabilities and insurance policy liabilities incurred, and obligations (other than in respect of indebtedness) entered into, in the Ordinary Course of Business;

       (vii)   any institution of any Company Group Benefit Plan or Company Group Employee Agreement or any changes made in any Company Group Benefit Plan or Company Employee Agreement;

       (viii)   any capital expenditure;

       (ix)   any announcement or initiation of any general increase in compensation, bonus, insurance or employee benefits involving employees or directors of Company or any of its Subsidiaries;

       (x)   any sale, disposition or lease of any assets of Company or any of its Subsidiaries except in the Ordinary Course of Business or any mortgage, pledge, or grant or imposition of any Lien on any asset or property of Company or any of its Subsidiaries;

       (xi)   any cancellation or waiver of any material claims or rights of Company or any of its Subsidiaries;

       (xii)   any amendment to the Articles of Incorporation or bylaws of Company or any of its Subsidiaries, or of any Company Preferred Stock Certificate of Designation; or

       (xiii)   any change in GAAP or statutory accounting practices by Company or any of its Subsidiaries outside the Ordinary Course of Business or inconsistent with Company's representations and warranties set forth in this Section 4.

(x) *Relationship with Customers*. Section 4(x) of the Disclosure Schedule lists each policyholder customer of the Insurance Subsidiary that has represented in excess of five (5%) percent of the Insurance Subsidiary's revenues from policyholder customers in the calendar year ended December 31, 2008 or in the six month period ended June 30, 2009, or which in the good faith judgment of Company is expected to account for in excess of five (5%) percent of the such revenues in the calendar year ending December 31, 2009. No such policyholder customer has terminated its relationship with the Insurance Subsidiary or significantly reduced the volume of business conducted by it with the Insurance Subsidiary. Except as described in Section 4(x) of the Disclosure Schedule, Company has no Knowledge that any significant policyholder customer of the Insurance Subsidiary, (A) has made any material complaint or objection with respect to the service or any business practices of the Insurance Subsidiary or the transactions contemplated hereby or (B) will cease to do business, or significantly reduce the business conducted, with the Insurance Subsidiary after or as a result of the consummation of any transactions contemplated hereby.

(y) *Communications with Company Holders*. With respect to the transactions contemplated hereby, Company has provided, or will provide, to the Company Holders true and correct copies of the following documents: (i) this Agreement, (ii) the Earnout Agreement, (iii) the Proxy Statement, (iv) the Joinder Agreement, and (v) such other documents and information as Company believes necessary or appropriate. All such information contained in the Proxy Statement is or will be correct and complete in all material respects, and such information does not, or will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 5.   *Pre-Closing Covenants*. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

(a) *General*. Each of the Parties will use his, her, or commercially reasonable efforts to take all actions and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in Section 7 below).

(b) *Notices and Consents; Closing Reserve Study*. Company will give any notices to third parties, and use commercially reasonable efforts to obtain any third party consents (including but not limited to the consent and approval of Company Holders to the Merger and other transactions contemplated hereby), referred to in Section 4(c) above. Each of the Parties will give any notices to, make any filings with, and use commercially reasonable efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Section 3(a)(ii), Section 3(b)(ii) and Section 4(c) above. In furtherance thereof, Buyer agrees to file its Form A application with the Texas Department of Insurance as promptly as practicable and will use commercially reasonable efforts to make its initial filing by August 15, 2009 (or at the earliest practicable date thereafter when a conference can be arranged with representatives of the Texas Insurance Department) and to promptly respond to requests of the Texas Department of Insurance. Company will obtain the Closing Reserve Study from Company Actuary and deliver a copy thereof to Buyer.

(c) *Operation of Business*. Except as otherwise expressly provided in this Agreement or as agreed in writing by Buyer prior to taking such action (which written agreement shall not be unreasonably withheld, conditioned or delayed), between the date of this Agreement and the Closing Date, the Company will not, and will cause its Subsidiaries not to, engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Except as otherwise expressly contemplated by this Agreement, between the date of this Agreement and the Closing Date, Company will not terminate or amend the amended and restated Executive Employment Agreement with Mark A. Adams or the Non-Competition Agreement with Buyer and Mark A. Adams being entered into contemporaneously with this Agreement and Company will, and will cause and each of its Subsidiaries to, use its and their commercially reasonable efforts to preserve intact the current business organization of Company and each of its Subsidiaries, keep available the services of the current officers, employees and agents of Company and each of its Subsidiaries and maintain good relations and goodwill with customers, landlords, creditors, employees, agents and others having business relationships with Company or any of its Subsidiaries. Between the date hereof and the Closing Date, except as otherwise expressly provided in this Agreement, without the prior consent of Buyer, (i) Company will not, and will permit any of its Subsidiaries to, take any affirmative action, or fail to take any reasonable action within each such respective Person's control, in each case that would reasonably be expected to result in the occurrence of any of the changes or events listed in Section 4(w) above or inaccuracy or breach of any of the representations and warranties set forth in Section 4 above, and (ii) none of the Sellers will take any affirmative action, or fail to take any reasonable action within each such respective Seller's control, in each case that would reasonably be expected to result in the occurrence of any inaccuracy or breach of any of the representations and warranties set forth in Section 3(a) above.

       (d) *Full Access*.   Company will, and will cause each of its Subsidiaries to, permit, representatives of Buyer (including legal counsel and accountants) to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Company and its Subsidiaries, to all premises, properties, personnel, books, records (including tax records), Contracts, and documents of or pertaining to Company and each of its Subsidiaries. Buyer will treat and hold as such any Confidential Information it receives from any of Sellers, Company, and its Subsidiaries in the course of the reviews contemplated by this Section 5(d) as provided in the Confidentiality Agreement.

       (e) *Notice of Developments*.

       (i) From time to time before the Closing, the Company may supplement the Disclosure Schedules to disclose any matter hereafter arising that, if existing or occurring at or before the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule, or that is necessary to correct any information in the Disclosure Schedule that has become inaccurate after the date hereof. For avoidance of doubt, the Company may only supplement the Disclosure Schedules to reflect matters arising after the date of this Agreement.

       (ii) From time to time before the Closing, each Seller may supplement Annex I to disclose any matter hereafter arising that, if existing or occurring at or before the date of this Agreement, would have been required to be set forth or described in Annex I with respect to such Seller, or that is necessary to correct any information in Annex I that has become inaccurate after the date hereof. For avoidance of doubt, a Seller may only supplement Annex I to reflect matters arising after the date of this Agreement.

       (iii) If any such supplements are provided to Buyer, Company may, in its sole discretion, deliver to Buyer written authorization to terminate this Agreement as a result of the matters set forth in such supplements as are designated by Company in such authorization. If such authorization is given, Buyer may, by written notice to Company delivered prior to Closing terminate this Agreement, which termination shall be deemed to be as a result of a failure of a condition in Section 7(a) or incorporated by reference in Section 7(d). If Buyer does not elect to terminate this Agreement as a result of such authorization and the Closing nevertheless occurs, then notwithstanding anything to the contrary in this Agreement, Buyer shall not be entitled to indemnification or any other remedies in respect of such matter or matters set forth in such designated supplements.

(iv) If any such supplements are provided to Buyer and Company does not authorize Buyer to terminate this Agreement pursuant to Section 5(e)(iii) above with respect to any such supplements, and the Closing occurs, such supplements shall not affect the rights of Buyer to indemnification, or any other remedy, with respect to such matter or matters after the Closing to the extent provided in this Agreement.

(v) Nothing contained in this Section 5 will affect the rights of Buyer to indemnification, or any other remedy, to the extent provided in this Agreement for any matter or matters not permitted to be the subject of a supplement under the terms of Section 5(i) or Section 5(ii) above.

(vi) Buyer will give prompt notice to Company and Stockholders Representative of any breach of or inaccuracy in any representation or warranty of Company or any Seller promptly after becoming Known to Buyer other than any such breach or inaccuracy that is or could be the subject of a notice by another Party under the provisions of this Section 5. Such notice shall be deemed not to constitute a supplement provided by Company or a Seller pursuant to Section 5(e)(i) or Section (ii) above.

(f) *Exclusivity*.   Company will not, and will not authorize or permit any of its Subsidiaries or any other Person acting on its behalf to, directly or indirectly, solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of capital stock or assets of Company or any of its Subsidiaries (including any acquisition structured as a merger, consolidation, or share exchange), including by way of furnishing information, cooperating or taking any other action to facilitate any enquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an acquisition proposal for capital stock or assets of Company or any of its Subsidiaries. In the event that any Company or any of its Subsidiaries receives an unsolicited offer for such a transaction or obtains information that such an offer is likely to be made, Company will provide Buyer with notice thereof as soon as practical, including the identity of the prospective purchaser or soliciting party.

(g) *Payments under Company 2009 Bonus Program*. In the event the Closing occurs at or prior to the date at which Company's annual employee bonuses would otherwise normally become payable, Buyer agrees that Company may pay bonuses to Company employees, officers and directors at or prior to Closing: (i) to the extent such bonuses payable do not exceed the respective bonus amounts stated in information provided by Company to Buyer prior to the date hereof, and (ii) so long as a schedule of bonuses to be paid is provided to Buyer in advance for its review.

(h) *Second Quarter Report*. Company will file with the Texas Insurance Department on or before its due date, and promptly provide a copy to Buyer of, Insurance Subsidiary's

Quarterly Report for the three months ended June 30, 2009, which Quarterly will Report will contain information not materially inconsistent with the information contained in the June 30, 2009 Internal Financial Statements.

(i) *Certain Employee Agreements*. Buyer will offer to enter into, or to cause the Company to enter into, agreements, that will become effective as of the Closing, with Thomas Smith and Steve Loranger, substantially on the terms previously discussed between Buyer and Stockholders Representative.

Section 6. *Post-Closing Covenants*. The Parties agree as follows with respect to the period following the Closing.

(a) *General*. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, Buyer and Stockholders Representative will take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Section 8 below).

(b) *Litigation Support*. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving Company or any of its Subsidiaries, each of the other Parties will cooperate with him, her, or it and his, her, or its counsel in the defense or contest, make available his, her, or its personnel, and provide such testimony and access to his, her, or its books and records as will be necessary in connection with the defense or contest, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Section 8 below).

(c) *Transition*. No Stockholders Representative will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of Company or any of its Subsidiaries from maintaining the same business relationships with Company and its Subsidiaries after the Closing as it maintained with Company and its Subsidiaries prior to the Closing.

(d) *Officers' and Directors' Indemnification*. The Company, the Sellers and Buyer agree that all rights to exculpation, indemnification, defense and advancement of expenses existing in favor of, and all limitations on the personal liability of, the directors, officers, employees of the Company and its Subsidiaries ("*Indemnified Persons*") provided for in the Articles of Incorporation or bylaws of the Company or its Subsidiaries, as applicable, as in effect as of June 30, 2009, or in any organizational documents or Contracts identified in Section 6(d) of the Disclosure Schedule (provided Company has provided Buyer with a true and correct copy thereof prior to the date hereof) with respect to (to the extent provided in such Articles of Incorporation, bylaws, organizational documents or Contracts) all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions by them in their capacity as directors, officers or employees prior to and through the Closing, and (to the extent provided in such Articles of Incorporation, bylaws, organizational documents or Contracts) specifically including the transactions contemplated hereby, will continue in full force and effect for a period of six (6) years from the Closing; provided, however, that all rights to indemnification in respect of any claims asserted or made within such period will continue until the disposition of such claim. Following the Closing, Buyer will not, and will not permit Company or any Subsidiary to, amend or modify its Articles of Incorporation or bylaws or other organizational documents, as applicable, except as required by applicable Legal Requirements, if the effect of such amendment or modification would be to lessen or otherwise adversely affect the exculpation of, or rights to indemnification, defense or advancement of expenses of, such Indemnified Persons as provided therein, and Buyer will cause Company or any Subsidiary to advance, from its own resources, expenses to each such Indemnified Person in connection with any proceeding involving such Indemnified Person to the fullest extent so permitted by the provisions of such Articles of Incorporation, bylaws, other organizational documents or Contracts upon receipt of any undertaking required by applicable Legal Requirements or in the Articles of Incorporation, bylaws, other organizational documents or contracts of Company or such Subsidiary, as applicable. In the event that Company or any Subsidiary transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision will be made so that the transferee of such properties or assets will assume the obligations of Company or such Subsidiary, as applicable, under this Section 6(d). Such transfer and assumption shall not release the Buyer or Company from its obligations under this Section 6(d). Prior to the Closing, Company will purchase an extended reporting period endorsement under Company's existing directors' and officers' liability insurance coverage ("*Extended Coverage*") for Company's and its Subsidiaries' directors and officers in a form acceptable to Company which will provide such directors and officers with coverage for six (6) years (or such shorter period permitted by the existing policy) following the Closing, which coverage (to the extent permitted by the existing policy) will be equal to the existing coverage under, and have other terms not materially less favorable to, the insured Persons than the directors' and officers' liability insurance coverage presently maintained by Company. This Section 6(d) is intended to benefit each of the Indemnified Persons and their respective heirs and personal representatives, each of whom will be entitled to enforce the provisions hereof. Nothing in this Section 6(d) will be deemed to extend to Sellers (other than Sellers and trustees, officers or directors of Sellers in their capacity as officers or directors of Company) any rights of directors, officers or employees provided for herein.

(e) *Seller Release.* By execution of this Agreement, for and in consideration of the covenants and promises set forth in this Agreement each Seller, on behalf of himself and his assigns, heirs, beneficiaries, creditors, representatives, agents and affiliates (the "*Releasing Parties*"), hereby fully and finally releases, acquits and forever discharges Company, the Subsidiaries of Company, each other Company Holder and each of Company's, its Subsidiaries' and other Company Holder's present and former direct or indirect partners, members and stockholders and the officers, directors, partners, members, stockholders, trustees, shareholders, representatives, employees, agents, affiliates, subsidiaries, predecessors, successors, assigns, beneficiaries, heirs, executors, insurers and attorneys of any of them (collectively, the "*Released*

Parties") from any and all actions, debts, claims, counterclaims, demands, liabilities, damages, causes of action, costs, expenses, and compensation of every kind and nature whatsoever, past, present, or future, at law or in equity, whether known or unknown, which such Releasing Parties, or any of them, had, has, or may have had at any time in the past until and including the date of this Agreement against the Released Parties, or any of them, including but not limited to any claims which relate to or arise out of such Releasing Party's prior relationship with Company or his, her or its rights or status as a stockholder, warrant holder, officer or director of Company, except for claims arising under or pursuant to this Agreement and rights to indemnification, defense and advancement of expense for directors, officers and employees as provided in Section 6(d) above. Each Seller hereby represents and warrants that he, she or it has adequate information regarding the terms of this Agreement, the scope and effect of the releases set forth in this Section 6(e), and all other matters encompassed by this Section 6(e) to make an informed and knowledgeable decision with regard to this Section 6(e), and that he, she or it has independently and without reliance upon the Released Parties made his, her or its own analysis and decision to enter into this Agreement. Each Seller further agrees not to institute any litigation, lawsuit, claim or action against any Released Party with respect to any and all claims released in this Section 6(e). Each Seller acknowledges that he, she or it has had the benefit of advice of competent legal counsel with respect to his, her or its decision to enter into the release and agreements provided for in this Section 6(e). Each Seller further acknowledges that the consideration payable to him, her or it pursuant to this Agreement provides good and sufficient consideration for the releases and agreements set forth in this Section 6(e). This Section 6(e) is intended to benefit each of the Released Parties and their respective heirs and personal representatives, each whom will be entitled to enforce the provisions hereof.

(f) *Incentive Bonus Payments*. Buyer will cause Company to pay the amount of Incentive Bonus payable after Closing to the Persons in the allocations as determined by Company's Board of Directors prior to Closing.

Section 7. *Conditions to Obligation to Close*.

(a) *Conditions to Buyer's Obligation*. Buyer's obligation to consummate the Closing is subject to satisfaction of each of the following conditions:

(i) the representations and warranties of Sellers and of Company set forth in this Agreement, including but not limited to those set forth in Section 3(a) and Section 4 above will be true and correct in all material respects as of the Closing Date as if then made, without giving effect to any supplement to the Disclosure Schedule, except to the extent that such representations and warranties are qualified by the term "material," or contain terms such as "Material Adverse Effect" or "Material Adverse Change," in which case such representations and warranties (as so written, including the term "material" or "Material Adverse Effect or "Material Adverse Change") will be true and correct in all respects at and as of the Closing Date as if then made, without giving effect to any supplement to the Disclosure Schedule;

(ii) Company and Stockholders Representative will each have performed and complied with all of their covenants hereunder in all material respects, and Sellers will have complied with all of their material covenants hereunder in all material respects, through the Closing, except to the extent that such covenants are qualified by the term "material," or contain terms such as "Material Adverse Effect" or "Material Adverse Change," in which case Company and Stockholders Representative will each have performed and complied with all of such covenants in all respects through the Closing, and Sellers will have complied with all of their material covenants hereunder in all respects through Closing, as such covenants are written, including the term "material" or "Material Adverse Effect or "Material Adverse Change";

(iii) there will not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

(iv) Stockholders Representative and Company each will have delivered to Buyer a certificate to the effect that each of the conditions specified above in Section 7(a)(i)-(iii) above is satisfied in all respects, except that the certificate may be qualified to the knowledge of the Stockholders Representative and Company without investigation as to the performance and compliance of the Sellers with their covenants and the accuracy of Sellers' representations, and which shall also accurately state the amount of all Transaction Expenses incurred from July 1, 2009 through Closing;

(v) Buyer, the Sellers, Company and Company's Subsidiaries will have received all authorizations, consents, and approvals of Governmental Bodies and other Persons referred to in Section 3(a)(ii), Section 3(b)(ii) and Section 4(c) above, including without limitation approval of any required Form A filings by applicable state insurance regulatory authorities and all such authorizations, consents and approvals will be in full force and effect and will not contain or be subject to any conditions or other requirements not reasonably satisfactory to Buyer;

(vi) Company will have entered into executive employment agreements with Steve Loranger and with Thomas Smith on such terms as may be satisfactory to Buyer and Company;

(vii) Buyer will have confirmed to its reasonable satisfaction that the consolidated GAAP book value of Company and its Subsidiaries as at June 30, 2009 was at least Twenty Six Million Five Hundred Thousand Dollars ($26,500,000).

(viii) Company will have delivered to Buyer its GAAP-based financial statements as of and for the most recently available quarterly period prior to Closing prepared in a manner consistent with the Most Recent GAAP Financial Statements and for the most recently available monthly period prior to Closing prepared in a manner consistent with and similar to the monthly financial statements customarily prepared by Company in the Ordinary Course of Business, and Buyer will have confirmed to its reasonable satisfaction that the consolidated GAAP book value of Company and its Subsidiaries as at the end of such quarterly period and monthly period was at least

Twenty Six Million Five Hundred Thousand Dollars ($26,500,000) without regard to the impact of Transaction Expenses incurred after June 30, 2009;

(ix) Buyer will have received from counsel to Company an opinion in form and substance reasonably satisfactory to it and its counsel, addressed to Buyer and dated as of the Closing Date;

(x) Stockholders Representative or Company will have obtained and delivered to Buyer Joinder Agreements, and/or written consents to the Merger (in such form as is reasonably acceptable to Buyer), signed by Company Holders representing at least 90% of the Company Shares;

(xi) Neither this Agreement (including the Disclosure Schedule) nor any certificate delivered pursuant hereto will have contained any untrue statement of a material fact relating to Company and its Subsidiaries taken as a whole, or omitted to state a material fact relating to Company and its Subsidiaries taken as a whole necessary to make the statements made, in light of the circumstances in which they are made, not misleading; and

(xii) all actions to be taken by Stockholders Representative or Company in connection with consummation of the transactions contemplated hereby will have been taken and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Buyer.

Buyer may waive, in whole or in part, any condition specified in this Section 7(a) if it executes a writing so stating at or prior to the Closing.

(b) *Conditions to Sellers', Stockholders Representative's and Company's Obligations to Close*. Sellers', Stockholders Representatives and Company's obligation to consummate the Closing is subject to satisfaction of each of the following conditions:

(i) the representations and warranties of Buyer set forth in this Agreement, including but not limited to those set forth in Section 3(b) above, will be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term "material," or contains terms such as "Material Adverse Effect" or "Material Adverse Change," in which case such representations and warranties (as so written, including the term "material" or "Material Adverse Effect or "Material Adverse Change ") will be true and correct in all respects at and as of the Closing Date;

(ii) Buyer will have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by terms such as "material" and "Material Adverse Effect," in which case Buyer will have performed and complied with all of such covenants (as so written, including the term "material" or "Material") in all respects through the Closing;

(iii) there will not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

(iv) Buyer will have delivered to Sellers a certificate to the effect that each of the conditions specified above in Section 7(b)(i)-(iii) above is satisfied in all respects;

(v) each of the Parties and each of Company's Subsidiaries will have received all other authorizations, consents, and approvals of Governmental Bodies and other Persons referred to in Section 3(a)(ii), Section 3(b)(ii) and Section 4(c) above and all such authorizations, consents and approvals will be in full force and effect and will not contain or be subject to any conditions or other requirements not reasonably satisfactory to Stockholders Representative;

(vi) Stockholders Representative will have received from counsel to Buyer an opinion in form and substance reasonably satisfactory to Stockholders Representative and counsel to Company, addressed to Sellers, and dated as of the Closing Date; and

(vii) all actions to be taken by Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Stockholders Representative.

The Stockholders Representative may waive, in whole or in part, any condition specified in this Section 7(b) on behalf of all Sellers or any Seller by executing a writing so stating at or prior to the Closing.

(c) *Conditions to the Merger Closing if the Stock Purchase Closing Has Occurred.* In the event the Stock Purchase Closing has occurred, the Parties' obligations to consummate the Merger are subject to the satisfaction of the following conditions, and only the following conditions:

(i) this Agreement will have been approved by the affirmative vote of the holders of Shares of Company to the extent required by Nevada Law and Company's Articles of Incorporation and Bylaws;

(ii) no Governmental Body will have enacted, issued, promulgated, enforced or entered any law, order, executive order, stay, decree, judgment, injunction or other order or statute, rule or regulation (each an "*Order*") that is in final effect and that has the effect of making the acquisition of Shares or Company Warrants by Buyer or Merger Co or any Affiliate of either of them illegal or otherwise preventing or prohibiting consummation of the Merger; provided, however, that each of the Parties will have used commercially reasonable efforts to prevent the entry of any such Order and to appeal the entry thereof as promptly as possible; and

(iii) Company Holders holding Shares, or Company Warrants exercisable for Shares, representing in the aggregate fewer than ten percent (10%) of Company Shares will have satisfied the prerequisites of Nevada Law to demand payment for their Shares under Sections 92A.300 through 92A.500 of Nevada Law, or will have elected, in accordance with the terms of such Company Holders' Company Warrants, to receive consideration different from the consideration for such Company Warrants or underlying Shares contemplated by the Merger.

(d) *Conditions to the Merger Closing if the Stock Purchase Closing Has Not Occurred.* In the event the Stock Purchase Closing has not occurred prior to the Effective Time, the Parties' obligations to consummate the Merger Closing are subject to the satisfaction of the conditions set forth in Section 7(c) above and, in addition, to their respective conditions set forth in Sections 7(a)(i) through (xii) above (but excluding Section 7(a)(x) above) and 7(b)(i) through (vii) above.

Section 8. *Remedies for Breaches of This Agreement*.

(a) *Survival of Representations and Warranties*. All of the representations and warranties of the Parties contained in this Agreement will survive the Closing hereunder and (other than those contained in Section 3(a)(v), Section 3(a)(vii), Section 4(b), Section 4(i) and Section 4(o) above) continue in full force and effect through March 31, 2011 and those contained in Section 3(a)(v), Section 3(a)(vii), Section 4(b), Section 4(i) and Section 4(o) above) will continue in full force and effect through the date on which the last Earnout Payment (as defined in the Earnout Agreement) is required to be made pursuant to the terms of the Earnout Agreement.

(b) *Indemnification Provisions for Buyer's Benefit*. Subject to the provisions of Section 5(e) above to the contrary:

(i) If the Closing occurs, in the event that any of Company's representations or warranties contained in Section 4 above or elsewhere in this Agreement or in any document or certificate delivered to Buyer by Company in connection with this Agreement were breached at any time at or before the Closing, or were inaccurate as of the Closing, or any of its covenants contained herein that were to be performed before the Closing are breached and not cured at or before the Effective Time, and, provided that Buyer makes a written claim for indemnification with respect to such inaccuracy or breach, or with respect to any Third-Party Claim relating to such inaccuracy or breach, to Stockholders Representative after the Closing and within the survival period specified in Section 8(a) above, then Sellers will be obligated to indemnify Buyer from and against all Adverse Consequences by reason of all such inaccuracies and breaches, but solely to the extent such Adverse Consequences are equal to or less than an aggregate ceiling equal to the Additional Consideration, if any, payable by Buyer to Sellers under the Earnout Agreement (the "*Indemnification Ceiling*"); provided, however, Buyer will have no right to indemnification hereunder for breaches of or inaccuracies in Company's representations and warranties except to the extent Buyer has suffered Adverse Consequences by reason of all such breaches and inaccuracies in excess of One Hundred Thousand Dollars ($100,000). To the extent that Buyer's Adverse Consequences in excess of One Hundred Thousand Dollars ($100,000) by reason of all such inaccuracies and breaches are equal to or less than the Indemnification Ceiling, the Sellers as a group (by action of the Stockholders Representative) will indemnify Buyer from and against any such excess Adverse Consequences Buyer will suffer (including any Adverse Consequences Buyer will suffer after the end of any applicable survival period) caused proximately by the inaccuracy or breach, provided such indemnification, if any, may solely be obtained by reducing the Additional Consideration, if any, as may be otherwise payable by Buyer, and in no event will exceed, in aggregate, the Indemnification Ceiling. To the extent that Buyer's Adverse Consequences by reason of all such breaches and inaccuracies exceed the Indemnification Ceiling, or to the extent that any claims for indemnification are made after the end of any applicable survival period, Sellers will have no obligation to indemnify Buyer from and against such Adverse Consequences in excess of the Indemnification Ceiling or that relate solely to a claim made after the end of the applicable survival period.

(ii) In the event that any of a Seller's representations and warranties in Section 3(a) above are breached, at any time at or before the Closing, or were inaccurate as of the Closing, or any of his, her or its covenants contained herein are breached and not cured at or before the Closing, then such Seller, severally and individually but not jointly with other Sellers, will indemnify Buyer from and against the entirety of any Adverse Consequences Buyer will suffer (including any Adverse Consequences Buyer will suffer after the end of any applicable survival period) caused proximately by such inaccuracy or breach, up to the amount of such Seller's Allocable Portion of the Closing Consideration and of the Additional Consideration. To the extent that Buyer's Adverse Consequences by reason of all such breaches with respect to such Seller exceed such Seller's Allocable Portion of the Indemnification Ceiling, or to the extent that any claims for indemnification are made after the end of any applicable survival period, such Seller will have no obligation to indemnify Buyer from and against such Adverse Consequences in excess of such Seller's Allocable Portion of the Indemnification Ceiling or that relate solely to a claim made after the end of the applicable survival period.

(c) *Indemnification Provisions for Sellers' Benefit*. In the event that any of Buyer's representations or warranties contained Section 3(b) above, or elsewhere in this Agreement or in any document or certificate delivered to Company or Sellers by Buyer in connection with this Agreement, are breached, at any time at or before the Closing, or were inaccurate as of the Closing, or any of its covenants contained herein are breached and not cured at or before the Closing, and provided that Stockholders Representative makes a written claim for indemnification against Buyer with respect to such breach after the Closing and within the survival period specified in Section 8(a) above), then Buyer will indemnify each Seller from and against the entirety of any Adverse Consequences such Seller will suffer (including any Adverse Consequences suffered after the end of any applicable survival period) caused proximately by the breach or inaccuracy, provided such indemnification, if any, in no event will exceed, in the aggregate with respect to all Sellers, the Indemnification Ceiling or, with respect to any single Seller, such Seller's Allocable Portion of the Indemnification Ceiling. To the extent that Adverse Consequences of all Sellers by reason of all such breaches and inaccuracies exceed the Indemnification Ceiling, or to the extent that Adverse Consequences of any single Seller by reason of all such breaches and inaccuracies exceed such Seller's Allocable Portion of the Indemnification Ceiling, or to the extent that any such claims for indemnification are made after the end of any applicable survival period, Buyer will have no obligation to indemnify Sellers or such Seller, as the case may be, from and against such Adverse Consequences in excess of the Indemnification Ceiling or any single Seller's Allocable Portion of the Indemnification Ceiling or that relate solely to a claim made after the end of the applicable survival period.

(d) *Matters Involving Third Parties*. Promptly after receipt by a Party seeking indemnification hereunder (an "*Indemnified Party*") of notice of any claim or the commencement by any third party or dissenting Company Holder (a "*Third Party Claim*") of any claim or proceeding that might result in another Party hereto (the "*Indemnifying Party*") becoming obligated to indemnify or make any other payment to the Indemnified Party under this Agreement, the Indemnified Party shall notify the Indemnifying Party forthwith in writing of the commencement thereof or of the claim, and shall furnish the Indemnifying Party with all information and documents relating thereto promptly after its receipt thereof. The failure of the Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have on account of this indemnification or otherwise, except and only to the extent that the Indemnifying Party is prejudiced thereby. The Indemnifying Party shall have the right, within thirty (30) days after being so notified, to assume and control the defense of such claim or proceeding with counsel reasonably satisfactory to the Indemnified Party in good faith and at the Indemnifying Party's own expense; provided that unless and until the Indemnifying Party shall assume such defense pursuant to this sentence, the Indemnified Party shall have the right to conduct and control the defense of such claim or proceeding (including the settlement thereof) without the Indemnifying Party's consent and shall be entitled to payment from the Indemnifying Party of all reasonable costs of such defense (including attorney's fees and expenses and costs of appeals and experts). In any such claim or proceeding the defense of which the Indemnifying Party shall have so assumed, the Indemnified Party shall have the right to participate therein and retain its own counsel at its own expense, unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of the same counsel or (ii) the named parties to any such proceeding (including impleaded parties) include both the Indemnifying Party and the Indemnified Party, and representation of such parties by the same counsel would be inappropriate due to actual or potential differing interests between them, in which case, i.e. clause (ii), such separate counsel may be retained by the Indemnified Party at the expense of the Indemnifying Party. The Indemnifying Party may elect to settle any claim or Proceeding defended by it without the written consent of the Indemnified Party provided that such settlement is limited solely to payment of monetary damages that are payable in full by the Indemnifying Party and the Indemnified Party is fully discharged at the time of the settlement from any liability with respect to the claim or proceeding, and the Indemnified Party shall not admit any liability with respect thereto or settle, compromise, pay or discharge the same without the prior written consent of the Indemnifying Party so long as the Indemnifying Party is controlling or defending such claim in good faith. The Indemnifying Party may not enter into any settlement that is not limited solely to payment of monetary damages without the Indemnified Party's prior written consent. Each of the Parties covenant to use all commercially reasonable efforts to cooperate fully with respect to the defense of any claim, action or proceeding covered by this Section 8 (d).

(e) *Treatment of Insurance Proceeds in Relation to Indemnification Payments*. All indemnification payments under this Section 8 will be paid by the Indemnifying Party net of insurance proceeds obtained by the Indemnified Party.

(f) *Exclusive Remedy*. Except with respect to claims of fraud or willful misconduct, or claims under federal or state securities laws, if the Closing occurs this Section 8 will provide the sole and exclusive remedy for, any and all Adverse Consequences sustained or incurred by any Indemnified Party with respect to the representations and warranties of this Agreement and with respect to the agreements and covenants contained in this Agreement that are to be performed before the Closing Date. Nothing contained in this Section 8, however, will limit in any way any Party's rights if the Closing does not occur for any reason or any Party's rights, whether or not the Closing occurs, to seek or to obtain specific performance, an injunction or other equitable remedies that may be sought and, to the extent appropriate, obtained in addition to and not in lieu of compensation for Adverse Consequences.

(g) *Reduction of Additional Consideration*. With respect to any indemnity obligation arising under Section 8(b)(i) or Section 8(d) above, Buyer's sole recourse for monetary compensation will be the reduction in Additional Consideration, if any, as may be payable to Sellers, in the manner contemplated by the Earnout Agreement. With respect to any indemnity obligation arising under Section 8(b)(ii) and, regarding cost and expenses, under Section 8(d), Buyer's sole recourse for monetary compensation will be directly against the liable Seller or, after written notice to Stockholders' Representative, against such Seller's Allocable Portion of the Additional Consideration, if any, as earned and either paid or to be paid to such Seller, in the manner contemplated by the Earnout Agreement and shall be limited, individually and in the aggregate, to the amount of (i) such Seller's Allocable Portion of the Closing Consideration and, if any and in the manner and to the extent contemplated by the Earnout Agreement, Additional Consideration, reduced by (ii) the cumulative sum of any and all amounts recovered by Buyer from such Seller pursuant to Section 8(b)(i), Section 8(b)(ii) or Section 8(d) above.

Section 9.   *Termination*.

(a) *Termination of Agreement*. Certain of the Parties may terminate this Agreement as provided below:

(i) Buyer and Stockholders Representative may terminate this Agreement by mutual written consent at any time prior to the Closing;

(ii) Buyer may terminate this Agreement by giving notice to Stockholders Representative at any time prior to September 1, 2009, if Buyer is not reasonably satisfied that the matters disclosed in Section 4(n) of the Disclosure Schedule will be resolved in a manner not materially adverse to the Insurance Subsidiary. In addition, Buyer may terminate this Agreement by giving notice to Stockholders Representative at any time prior to by giving notice to Stockholders Representative at any time prior to the Closing in the event (A) of any material inaccuracy or breach of any representation or warranty of Company or a

Seller contained in this Agreement, if such representation, warranty or covenant is not qualified by the term "material" and does not contain terms such as "Material Adverse Effect" or "Material Adverse Change," or (B) in the event of any inaccuracy or breach, whether or not material, of any representation or warranty of Company or a Seller contained in this Agreement or in any certificate delivered to Buyer in connection herewith, or of any covenant of Company or a Seller contained in this Agreement, if such representation, warranty or covenant is qualified by the term "material" or contains terms such as "Material Adverse Effect" or "Material Adverse Change," provided in each such case Buyer has notified Stockholders Representative of the inaccuracy or breach, and such inaccuracy or breach has not been cured to the reasonable satisfaction of Buyer within 30 days after the notice of inaccuracy or breach.

(iii) Stockholders Representative may terminate this Agreement by giving notice to Buyer at any time prior to the Closing in the event of any material inaccuracy or breach of any representation or warranty of Buyer contained in this Agreement or in any certificate delivered to Stockholders Representative in connection herewith, or of any material covenant of Buyer contained in this Agreement, if such representation, warranty or covenant is not qualified by the term "material" and does not contain terms such as "Material Adverse Effect" or "Material Adverse Change," or in the event of any inaccuracy or breach, whether or not material, of any representation or warranty of Buyer contained in this Agreement or in any certificate delivered to Stockholders Representative in connection herewith, or of any covenant of Buyer contained in this Agreement, if such representation, warranty or covenant is qualified by the term "material" or contains terms such as "Material Adverse Effect" or "Material Adverse Change," provided in each such case Stockholders Representative has notified Buyer of the inaccuracy or breach, and such inaccuracy or breach has not been cured to the reasonable satisfaction of Stockholders Representative within 30 days after the notice of inaccuracy or breach.

(iv) Either Buyer or Stockholders Representative may terminate this Agreement by giving notice to the other such Party if the Closing has not occurred within seven months following the date hereof, or such later date as Buyer and Company may agree upon, unless the Party seeking termination is in breach of any of its obligations set forth in Section 5(a) above or is otherwise in material breach of this Agreement.

(b) *Effect of Termination*. If any Party terminates this Agreement pursuant to Section 9(a) above, all rights and obligations of the Parties hereunder will terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach); *provided, however*, that the confidentiality provisions contained in Section 5(d) above will survive termination.

Section 10. *Employees; Benefits*.

(a) *Continuation of Employment Immediately After Closing*. Buyer will ensure that all Persons who were employed by Company or any of its Subsidiaries immediately preceding the Closing Date, including those on vacation, leave of absence or disability (the "*Company*

Employees"), will remain employed in a comparable position on and immediately after the Closing, at not less than the same base rate of pay; provided, however, the provisions of this Section 10 shall not apply to any Company Employee that is party to an employment agreement with Company or any of its Subsidiaries or to any action of Buyer, Company or any of its Subsidiaries taken after the Closing Date.

(b) *Change of Control*. Buyer acknowledges that consummation of the transactions contemplated by this Agreement will constitute a change in control under Company Group Benefit Plans to the extent, if any, set forth on Section 4(o)(vi) of the Disclosure Schedule. From and after the Closing, Buyer will not prevent Company from making any payments required under all such Company Group Benefit Plans at the time and in the amount provided under the terms of such Company Group Benefit Plans.

(c) *Period of Service*. To the extent that service is relevant for purposes of eligibility, vesting, calculation of any benefit, or benefit accrual under any employee benefit plan, program or arrangement established or maintained by Buyer (other than any defined benefit pension plan) following the Closing Date for the benefit of Company Employees, such plan, program or arrangement will credit such Company Employees for service on or prior to the Closing Date that was recognized by the Company or its Subsidiaries, as the case may be, for purposes of employee benefit plans, programs or arrangements maintained by the Company, except to the extent it would result in a duplication of benefits. In addition, with respect to any welfare benefit plan (as defined in Section 3(1) of ERISA) established or maintained by Buyer following the Closing Date for the benefit of Company Employees, such plan will waive any pre-existing condition exclusions to the extent such condition was covered under a Company Group Benefit Plan immediately preceding the Closing Date and provide that any covered expenses incurred on or before the Closing Date by any Company Employee or by a covered dependent will be taken into account for purposes of satisfying applicable deductible coinsurance and maximum out-of-pocket provisions after the Closing Date.

(d) *No Employee Third Party Beneficiaries*. Nothing in this Agreement will be interpreted or construed to confer any third party rights upon the Company Employees or any other Person who is not a party to this Agreement. This Section 10(d) will be binding on all successors and assigns of Buyer and Company. Notwithstanding the foregoing, (i) nothing in this Agreement will be interpreted or construed to confer upon the Company Employees any right with respect to continuance of employment by the Company, such Subsidiaries or Buyer, nor will this Agreement interfere in any way with the right of the Company, such Subsidiaries or Buyer to terminate any employee's employment at any time and (ii) nothing in this Agreement will interfere in any way with the right of Buyer to amend, terminate or otherwise discontinue any or all plans, practices or policies of Buyer in effect from time to time.

Section 11. *Miscellaneous*.

(a) *Nature of Sellers' Obligations*. The covenants of each Seller in Section 2(a) above concerning the sale of his, her, or its Company Shares to Buyer and the representations and warranties of each Seller in Section 3(a) above concerning the transaction are individual and not joint or several obligations. This means that the particular Seller making the representation, warranty, or covenant will be solely responsible to the extent provided in Section 8(b)(ii) above for any Adverse Consequences Buyer may suffer as a result of any breach thereof.

(b) *Nature of Buyer Obligations; Subsidiary Actions*. The liabilities and obligations of each Buyer and Merger Co under this Agreement, the Earnout Agreement and any other document, instrument or certificate executed in connection with the transactions contemplated hereby or thereby (collectively "Transaction Documents") are joint and several. The Knowledge of Merger Co shall be attributed to Buyers, and the Knowledge of any Buyer shall be attributed to Merger Co. and the other Buyer, as the case may be. With respect to any provision in a Transaction Document requiring action to be taken or not taken by a Subsidiary of a Buyer, the parent Buyer undertakes to cause the Subsidiary to take or not take such action, as the case may be. With respect to any provision in a Transaction Document requiring action to be taken or not taken by a Subsidiary of company, Company undertakes to cause the Subsidiary to take or not take such action, as the case may be.

(c) *Press Releases and Public Announcements*. No Party will issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Buyer and Stockholders Representative, which approval will not be unreasonably withheld; *provided, however*, that Buyer may make any public disclosure it believes in good faith is required by applicable Legal Requirements or any listing or trading agreement concerning its publicly traded securities (in which case the Buyer will use its commercially reasonable efforts to advise the other Parties prior to making the disclosure). The Parties anticipate a press release by Buyer, Company, and Stockholders Representative will be issued within four (4) business days after execution of the Agreement.

(d) *No Third-Party Beneficiaries*. This Agreement will not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

(e) *No Code §338 Election*. Neither Buyer, Company, nor any of their Affiliates will make any election under Code §338 with respect to the transactions contemplated by this Agreement.

(f) *Entire Agreement*. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements (other than the Confidentiality Agreement), or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

(g) *Succession and Assignment*. This Agreement will be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his, her, or its rights, interests, or obligations hereunder without the prior written approval of Buyer and Stockholders Representative.

(h) *Counterparts*. This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which will be deemed an original but all of which together will constitute one and the same instrument.

(i) *Headings*. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(j) *Notices*. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder will be deemed duly given (i) when delivered personally to the recipient, or (ii) when received by the recipient by facsimile transmission or electronic mail and recipient confirms such receipt by facsimile transmission or electronic mail, and addressed to the intended recipient as set forth below:

If to Sellers:	*Copy to:*
Advocate, MD Financial Group	Sandlin Law Firm
Selling Stockholders	7000 N. MoPac Expressway, Suite 200
c/o Mark E. Adams	Austin, Texas 78731
and Timothy P. Reardon	Attn: Oliver Sandlin
Stockholders Representative	Facsimile: 512-343-8895
	Email: osandlin@sandlinlaw.com

If to Stockholders Representative:

Tim Reardon
1000 North Water Street, Suite 2100
Milwaukee, WI 53202
Ofc: (414) 298-8227
Fax: (414) 298-8097
treardon@reinhartlaw.com

and

Mark Adams
6001 Cervinus Run
Austin, TX 78735
Ofc: (512) 275-1834
Fax: (512) 891-0320
Mark.adams@advocatemd.com

If to Company:	*Copy to:*
Advocate, MD Financial Group	Sandlin Law Firm
811 Barton Springs Road	7000 N. MoPac Expressway, Suite 200
Suite 800	Austin, Texas 78731
Austin, TX 78704	Attn: Oliver Sandlin
Attn: Mark A. Adams	Facsimile: 512-891-0320
Email: Mark.Adams@advocate.md.com	Email: osandlin@sandlinlaw.com

If to Buyer:	*Copy to:*
FPIC Insurance Group, Inc.	Kirschner & Legler, P.A.
225 Water Street	50 North Laura Street
Suite 1400	Suite 2900
Jacksonville, Florida 32202	Jacksonville, Florida 32202
Attn: Charles Divita III	Attn: Kenneth M. Kirschner
Facsimile: 904-350-1049	Facsimile: 904-346-3299
Email: chuck.divita@fpic.com	Email: kmkirschner@leglerlaw.com

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

(k) *Governing Law*.   This Agreement will be governed by and construed in accordance with the domestic laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada.

(l) *Amendments and Waivers*.   No amendment of any provision of this Agreement will be valid unless the same will be in writing and signed by Buyer and Stockholders Representative. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, will be valid unless the same will be in writing and signed by the Party making such waiver, nor will such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(m) *Severability*.   Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(n) *Expenses*.   Each of Buyer, Seller, Company, and Company Subsidiary will bear his, her, or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; *provided, however,* that Company will also bear all of the costs and expenses of Stockholders Representatives, Company and Company's Subsidiaries (including all of their legal fees and expenses, investment banking fees and other transaction expenses) incurred in connection with this Agreement and the transactions contemplated hereby (other than any Income Tax on any gain resulting from the sale of the Company Shares hereunder) from July 1, 2009 through Closing in the event that the transactions contemplated by this Agreement are consummated, including without limitation for Fox-Pitt fees and expenses, legal fees and expenses and actuarial fees and expenses, but only to the extent such costs and expenses reflected as Transaction Expenses on the Stockholders Representative's certificate delivered to Buyer pursuant to the provisions of Section 7 (a)(iv) above.

(o) *Construction*.   The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" will mean including without limitation. References to "commercially reasonable efforts" shall not require, or be construed to require, a Person to waive any closing condition or take actions that could reasonably be expected to result in a materially adverse change in the benefits to such Person under this Agreement and the transactions contemplated hereby, or to dispose of its business, expend any material funds or incur any other material burden. Time is of the essence in the Parties' performance of their respective obligations under this Agreement.

(p) *Incorporation of Exhibits, Annexes, and Schedules*.   The Exhibits, Annexes, and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

 (q) *Action by Stockholders Representative.* Any action taken by Stockholders Representative, including agreements, waivers, amendments and notices, will not be validly taken unless expressed in a writing signed by the individuals comprising Stockholders Representative. Buyer is entitled to rely fully on any such action of the Stockholders Representative and each such action shall be binding on the Company Holders.

(r) *Dispute Resolution.*

(i) Any dispute between Parties arising out of or relating to this Agreement, including, but not limited to, claims for indemnification pursuant to Section 8 will be resolved in accordance with the procedures specified in this Section 11(r) which will be the sole and exclusive procedures for the resolution of any such disputes.

 (ii) The Parties will attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by negotiation between the Stockholders Representative and officers of Buyer. Any Party may give another Party notice of any dispute not resolved in the normal course of business. Within 10 business days after delivery of the notice, the receiving Party will submit to the other a written response. The notice and response will include (i) a statement of each Party's position, and (ii) the name and title of the individual who will act as such Party's representative. Within 10 business days after delivery of the disputing party's notice, the Stockholders Representative and the Buyer will meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary to attempt to resolve the dispute. All reasonable requests for information made by one Party to the other will be honored. All negotiations pursuant to this clause are confidential and will be treated as compromise and settlement negotiations for purposes of the Federal Rules of Evidence.

(iii) If the matter has not been resolved within 20 business days of the disputing Party's notice, or if the parties fail to meet within 15 business days of such notice, the disputing Party may initiate litigation upon 10 business days' notice to the other Party, as provided hereinafter; provided, however, that if one Party has requested the other to participate in such procedures and the other Party has failed to participate, the requesting Party may provide written notice of its intent to initiate litigation prior to the expiration of such periods.

(iv) The procedures specified in this Section 11(r) will be the sole and exclusive procedures for the resolution of disputes between the Parties arising out of or relating to this Agreement; provided, however, that any Party may, without prejudice to the above procedures, seek preliminary injunction if in its sole judgment such action is necessary to avoid irreparable damage or to preserve the status quo. Despite such action the Parties will continue to participate in good faith in the procedures specified in this Section 11(r).

(v) All applicable statutes of limitation and defenses based upon the passage of time will be tolled while the procedures specified in Section 11(r) are pending. The Parties will take such action, if any, required to effectuate such tolling.

(vi) Any judicial proceeding arising out of or relating to this Agreement shall be brought exclusively in the Federal Courts having jurisdiction and sitting in Dallas, Texas. EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT SITTING IN DALLAS, TEXAS, FOR THE PURPOSES OF ANY JUDICIAL SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. THE PARTIES HEREBY AGREE AND CONSENT THAT, IN ADDITION TO ANY METHODS OF SERVICE OF PROCESS PROVIDED FOR UNDER APPLICABLE LAW, ALL SERVICE OF PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL COURT SITTING IN DALLAS, TEXAS MAY BE MADE BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, AND SERVICE SHALL BE COMPLETE ON THE DELIVERY OR ATTEMPTED DELIVERY AS EVIDENCED BY THE RETURN RECEIPT. EACH PARTY IRREVOCABLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY IN ANY FEDERAL COURT SITTING IN DALLAS, TEXAS AND FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement among the Parties to waive any objections to jurisdiction, to venue or to convenience of forum. The foregoing consents to jurisdiction and appointments of agents to receive service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the Parties to the Merger Agreement. If any such proceeding is necessary to enforce the provisions of this Agreement, including any claim or demand, or to to interpret this Agreement, the prevailing Party shall be entitled to recover from the other Party reasonable attorney's fees, costs, expenses and necessary disbursements in addition to any other relief to which it may otherwise be entitled, whether or not such action or proceeding is prosecuted to judgment.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

[SIGNATURE PAGES TO FOLLOW]

FPIC INSURANCE GROUP, INC.

By: /s/ John R. Byers
Name: John R. Byers
Title: President and Chief Executive Officer

FIRST PROFESSIONAL INSURANCE COMPANY, INC.

By: /s/ Charles Divita, III
Name: Charles Divita, III
Title: Vice President

FPIC MERGER CORP.

By: /s/John R. Byers
Name: John R. Byers
Title: President

**ADVOCATE, MD FINANCIAL GROUP
 INC.**

By: /s/ Mark E. Adams
Name: Mark E. Adams
Title: President and Chief Executive Officer

STOCKHOLDERS REPRESENTATIVE

By: /s/ Timothy P. Reardon
Name: Timothy P. Reardon
Title: Stockholder Representative

STOCKHOLDERS REPRESENTATIVE

By: /s/ Mark E. Adams
Name: Mark E. Adams
Title: Stockholder Representative

Exceptions to Sellers' Representations and Warranties Concerning Transaction

Exceptions to Buyer's Representations and Warranties Concerning Transaction

Section 3(b)(ii): Buyer is required to file a Form A application with the Texas Department of Insurance and to obtain the approval of the Texas Insurance Commissioner to Buyer's acquisition of Company and its Subsidiaries.

Exhibit 2.2

Exhibit B

EARNOUT AGREEMENT

among

FPIC INSURANCE GROUP, INC.,

FIRST PROFESSIONALS INSURANCE COMPANY, INC.

and

Mark E. Adams and Timothy P. Reardon,

as Stockholders Representative

dated as of

_____, 20__

EARNOUT AGREEMENT

This EARNOUT AGREEMENT (this "*Agreement*") is made as of the __ th day of ____, 20__, by and among FPIC Insurance Group, Inc., a Florida corporation ("*FIG*"), First Professionals Insurance Company, Inc., a Florida stock insurance company and a wholly owned subsidiary of FIG ("*FPIC*" and, collectively with FIG, *"Buyer"*) and Mark E. Adams and Timothy P. Reardon, as Stockholders Representative (collectively, the "*Stockholders Representative*").

W I T N E S S E T H:

WHEREAS, Buyer entered into an Agreement and Plan of Merger dated as of July 30, 2009 (the "*Merger Agreement*") with FPIC Merger Corp., a Nevada corporation and wholly owned subsidiary of FPIC ("*Merger Co*"), Advocate, MD Financial Group Inc., a Nevada corporation (the "*Company*"), and the Stockholders Representative, pursuant to which Merger Co will merge with and into the Company, and the Company will become a wholly owned subsidiary of FPIC (the "*Merger*");

WHEREAS, pursuant to Sections 2(b) and (k) of the Merger Agreement, the parties hereto agreed to enter into this Agreement in connection with the consummation of certain of the transactions contemplated by the Merger Agreement, as part of the consideration to be provided by Buyer to the holders of the Company's capital stock and warrants (the "*Shareholders*") in connection with the acquisition by Buyer of the Company as contemplated by the Merger Agreement;

WHEREAS, pursuant to Section 2(l) of the Merger Agreement, the Stockholders Representative was appointed as agent and attorney-in-fact for the Shareholders to act on the Shareholders' behalf with respect to, among other things, this Agreement; and

WHEREAS, while it is the intention of the parties hereto that FPIC, as the acquirer of the Company from the Shareholders, make the payments, if any, contemplated by this Agreement for the benefit of the Shareholders, FIG is a party to this Agreement and jointly and severally obligated with FPIC in respect of Buyer's obligations under this Agreement in order to provide additional assurances that such payments, if any, will be made and any other obligations of Buyer hereunder will be performed.

NOW, THEREFORE, in consideration of the premises and mutual promises contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Definitions. For purposes of this Agreement:

1.1. Certain Definitions. The following terms shall have the following meanings:

"**Additional Consideration Amount**" shall mean the amount indicated for a particular Chart Level in the furthest right column of the Tier I Chart or the Tier II Chart, as the case may be.

"**Affiliate**" shall have the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

"**Allocable Portion**" shall mean, with respect to a Shareholder, the percentage specified for such Shareholder in Annex IV hereto and, with respect to an Incentive Bonus Pool Participant, the percentage specified for such Incentive Bonus Pool Participant in Annex V hereto.

"**Annualized Gross Premiums Written**" shall mean, with respect to a Person, the gross premiums written in respect of medical professional liability insurance by such Person during the four successive calendar quarters immediately preceding the calendar quarter during which the relevant transaction occurs.

"**Applicable Percentage**" shall mean the mathematical *result* obtained by dividing (a) the number of full calendar months remaining in the Earnout Period following the month in which a Material Transaction occurs, by (b) 24.

"**Approved Commutation**" shall mean a Commutation that has been designated by Buyer and Stockholders Representative as an "Approved Commutation."

"**Approved Material Revisions**" shall mean a Material Revision that has been designated by Buyer and Stockholders Representative as an "Approved Revision."

"**Average Monthly Amount**" shall mean, solely with respect to Direct Premiums Written and Underwriting Profit, the average monthly amount of such Performance Measure from the beginning of the Earnout Period through the last full calendar month preceding a Material Transaction.

"**Business Day**" shall mean any day on which banking institutions in Jacksonville, Florida, are open for the purpose of transacting business.

"**Buyer's Earnout Calculations**" shall have the meaning set forth in Section 2.4.1 hereof.

"**Buyer's Final Earnout Calculations**" shall have the meaning set forth in Section 2.4.2 hereof.

"**Chart Level**" shall mean, for a Measurement Period, with respect to each Performance Measure, the amount indicated on the Tier I Chart or the Tier II Chart in the column relating to such Performance Measure that is closest to the amount of such Performance Measure for such Measurement Period.

"**Combined Ratio**" shall mean, with respect to a Measurement Period, the mathematical *sum* of the Expense Ratio and the Loss Ratio for such Measurement Period.

"**Commutation**" shall mean any termination or commutation of all or any material part of the Reinsurance Treaty.

"**Company Actuary**" shall mean Milliman, Inc. or such other actuarial firm as may be acceptable to Buyer and the Stockholders Representative.

"**Competitive Person**" shall mean a Person that, at the time it becomes an Affiliate of Buyer or at the time Buyer acquires a direct or indirect interest in the ownership, management, operation, revenues or profits of such Person, is then engaged in the State of Texas or the State of Mississippi in any direct or indirect administration, development, provision, operation, marketing or sales of medical professional liability insurance.

"**controlled by**" (including the term "**controlling**") shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, contract or otherwise.

"**Direct Premiums Written**" shall mean the amount of medical professional liability insurance premiums written by the Company and its Subsidiaries on a direct basis during a Measurement Period, as reflected in the Financial Statements in respect of such Measurement Period, excluding, however, any premiums in respect of the Company's Advocate IP product or otherwise not comprising medical professional liability insurance, and shall include any written premium for which the Company and its Subsidiaries are credited pursuant to the provisions of Section 2.6.4 hereof.

"**Earnout Amount**" shall mean, with respect to each Measurement Period, an amount equal to the Gross Earnout Amount or Gross Alternate Earnout Amount, as the case may be, in respect of such Measurement Period, reduced (to the extent not previously reduced) by any Reduction Amount that becomes due and payable before all Earnout Payments have been made; provided, however, in no event shall the Earnout Amount be less than zero for any Measurement Period.

"**Earnout Arbitrator**" shall mean Ernst & Young or such other nationally or regionally recognized independent accounting firm as Buyer and Stockholders Representative may agree, or, failing such agreement, by the American Arbitration Association in accordance with the Commercial Arbitration Rules of such Association.

"**Earnout Objection Notice**" shall have the meaning set forth in Section 2.4.1 hereof.

"**Earnout Payment**" shall mean, with respect to each Measurement Period, an amount of cash equal to the Earnout Amount for such Measurement Period less, in the case of the second Measurement Period, any Earnout Payment made in respect of the first Measurement Period.

"**Earnout Period**" shall mean the twenty-four calendar month period commencing with the first full calendar month beginning after the date hereof.

"**Excess Reduction Amount**" shall mean the portion, if any, of any Reduction Amount applied to an Earnout Payment that exceeds the ultimate amount of the indemnity obligation arising under Section 8(b)(i) and 8(d) of the Merger Agreement or the ultimate amount of the monetary damages with respect to another claim or remedy Buyer is permitted to pursue under Section 8(f) of the Merger Agreement.

"**Excess Reduction Amount Interest**" shall mean an interest at the rate of 8% per annum with respect to any Excess Reduction Amount, calculated for the period beginning ninety days after the end of the relevant Measurement Period through the date of payment of such Excess Reduction Amount.

"**Expense Ratio**" shall mean, with respect to a Measurement Period, the ratio of Total Underwriting Expenses to Net Premiums Earned during such Measurement Period.

"**Financial Statements**" shall mean, unless Buyer and Stockholders Representative otherwise agree, the audited financial statements of the Company and its Subsidiaries for, and as at the end of, a Measurement Period, prepared from the books and records of the Company and its Subsidiaries and fairly presenting in all material respects, on a consolidated basis, the financial position, results of operation and the other information contained therein, as at the dates and for the periods indicated therein, in conformity with GAAP, and (a) if the Earnout Period begins on January 1, include all adjustments required for a fair presentation, or (b) if the Earnout Period begins on the first day of a month other than January, subject to normal period end adjustments (other than those related to Performance Measures, which such financial statements shall take into account) and lack of footnotes and other presentation items.

"**Fixed Alternate Earnout Amount**" shall mean (a) if a Material Transaction is consummated within the first six months of the Earnout Period, $9 million, or (b) if a Material Transaction is consummated after the first six months of the Earnout Period and within the first 18 months of the Earnout Period, the Applicable Percentage of the amount equal to the mathematical *sum* of the following (i) $3.6 million, provided the Average Monthly Amount of Direct Written Premiums through the last full calendar month preceding the relevant Material Transaction is at least $2 million, *plus* (ii) $4.8 million, provided the Average Monthly Amount of Underwriting Profit through the last full calendar month preceding the relevant Material Transaction is at least $145,833, *plus* (iii) $3.6 million, provided the Combined Ratio for the period from the beginning of the Earnout Period through the last full calendar month preceding the relevant Material Transaction is not more than 96%.

"**GAAP**" shall mean accounting principles generally accepted in the United States as in effect from time to time, consistently applied.

"**Governmental Body**" shall mean the government of the United States, any other nation or any political subdivision of any thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other Person exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"**Gross Alternate Earnout Amount**" shall mean, for any Measurement Period ending after the month during which the consummation of a Material Transaction occurs, the Gross Alternate Earnout Amount for the First Measurement Period with respect to the first Measurement Period, and the Gross Alternate Earnout Amount for the Second Measurement Period with respect to the second Measurement Period.

"**Gross Alternate Earnout Amount for the First Measurement Period**" shall mean, if a Material Transaction is consummated during the first Measurement Period, the Gross Earnout Amount for such Measurement Period calculated as if (a) the Direct Written Premiums and Underwriting Profit for the month in which such transaction is consummated and each subsequent month of such Measurement Period were the Average Monthly Amounts for such Performance Measures and (b) the Combined Ratio for such Measurement Period were the Combined Ratio for the period from the beginning of the Earnout Period through the last full calendar month preceding such Material Transaction.

"**Gross Alternate Earnout Amount for the Second Measurement Period**" shall mean, if a Material Transaction is consummated during the first Measurement Period or after the first Measurement Period during the Earnout Period, either (a) the Gross Earnout Amount for the second Measurement Period calculated as if (i) the Direct Written Premiums and Underwriting Profit for the month in which such transaction is consummated and each subsequent month of such Measurement Period were the Average Monthly Amounts for such Performance Measures and (ii) the Combined Ratio for such Measurement Period were the Combined Ratio for the period from the beginning of the Earnout Period through the last full calendar month preceding such Material Transaction, or (b) the Fixed Alternate Earnout Amount, whichever of (a) or (b) is higher.

"**Gross Earnout Amount**" shall mean, with respect to each Measurement Period, the amount equal to the mathematical *sum* of the following mathematical *products* (a) three tenths, expressed as a decimal, *times* the Additional Consideration Amount indicated on the Tier I Chart for the Direct Written Premiums Chart Level for such Measurement Period, *plus* (b) three tenths, expressed as a decimal, *times* the Additional Consideration Amount indicated on the Tier I Chart for the Combined Ratio Chart Level for such Measurement Period, *plus* (c) four tenths, expressed as a decimal, *times* the Additional Consideration Amount indicated on the Tier I Chart for the Underwriting Chart Level for such Measurement Period, *plus* (d) three tenths, expressed as a decimal, *times* the Additional Consideration Amount indicated on the Tier II Chart for the Direct Written Premiums Chart Level for such Measurement Period, *plus* (e) three tenths, expressed as a decimal, *times* the Additional Consideration Amount indicated on the Tier II Chart for the Combined Ratio Chart Level for such Measurement Period, *plus* (f) four tenths, expressed as a decimal, *times* the Additional Consideration Amount indicated on the Tier II Chart for the Underwriting Chart Level for such Measurement Period; calculated in a manner consistent with the example calculations appearing in Annex III hereto. For the avoidance of doubt, the three Performance Measures underlying the Gross Earnout Amount calculation shall be adjusted so as to reflect any net gain recognized by the Company or its Subsidiaries during the Earnout Period as a result of an Approved Commutation or an Approved Material Revision.

"**Incentive Bonus Pool Participant**" shall mean each Person listed in Annex V hereto.

"**Incurred Losses and Loss Adjustment Expenses**" shall mean an amount equal to 95% of the amount of estimated ultimate incurred losses and loss adjustment expense indicated in the Reserve Study for a Measurement Period, and including unallocated loss adjustment expenses, net of related amounts ceded to reinsurers as part of external reinsurance arrangements then in effect (calculated as if the Reinsurance Treaty had remained in place, except for the effect of an Approved Commutation or an Approved Material Revision) or, if greater, the amount of the insurance loss and loss adjustment expenses incurred by the Company and its Subsidiaries during a Measurement Period, net of related amounts ceded to reinsurers as part of external reinsurance arrangements then in effect (calculated as if the Reinsurance Treaty had remained in place, except for the effect of an Approved Commutation or an Approved Material Revision), as reflected in the Financial Statements in respect of such Measurement Period, calculated on a current accident year basis and including unallocated loss adjustment expenses, reduced by the amount of its total carried reserves reflected in the Financial Statements exceeding 103% of the total reserves indicated in such Reserve Study or increased by the amount of such total carried reserves below 103% of the total reserves indicated in such Reserve Study as of the end of such Measurement Period and reduced by any such loss or expense that is taken into account as a Reduction Amounts.

"**Indemnity Obligations**" shall mean each indemnity obligation arising under Section 8(b)(i) and 8(d) of the Merger Agreement and the amount of all monetary damages with respect to each other claim or remedy Buyer is permitted to pursue under Section 8(f) of the Merger Agreement, as determined by Buyer's good faith estimate of the maximum amount such indemnity obligation or other claim may reasonably be expected to become.

"**Loss Ratio**" shall mean, with respect to a Measurement Period, the ratio of (a) Incurred Losses and Loss Adjustment Expenses for such Measurement Period, to (b) its Net Premiums Earned.

"**Material Revision**" shall mean any revision in the risk retention level, ceded commission rate, ceded premium rate, profit sharing arrangement, or other material term or condition of the Reinsurance Treaty.

"**Material Transaction**" shall mean the sale, transfer or other disposition, directly or indirectly, to a Person (other than a Person that is an Affiliate of Buyer as of the date of this Agreement) of twenty-five percent (25%) or more of the capital stock of Advocate, MD Insurance Company of the Southwest Inc. or any portion of the business of Advocate, MD Insurance Company of the Southwest Inc. comprising twenty-five percent (25%) or more of its Annualized Gross Premiums Written. By way of example and without limitation, a sale, transfer or disposition may occur by merger, combination, consolidation, reorganization, recapitalization, restructuring, tender or exchange offer, negotiated purchase, leveraged buyout, minority investment or partnership, collaborative venture, equity exchange or any other extraordinary corporate or entity transaction.

"**Material Transaction Notice**" shall have the meaning set forth in Section 2.2 hereof

"**Measurement Period**" shall mean either (a) the twelve calendar month period commencing with the first full calendar month beginning after the date hereof, or (b) the Earnout Period.

"**Net Premiums Earned**" shall mean the amount of direct premiums earned by the Company and its Subsidiaries during a Measurement Period, as reflected in the Financial Statements in respect of such Measurement Period, net of the related premiums ceded as part of external reinsurance arrangements then in effect (calculated as if the Reinsurance Treaty had remained in place, except for the effect of an Approved Commutation or an Approved Material Revision).

"**Ordinary Course of Business**" shall mean the ordinary course of business of the subject Person consistent with past custom and practice (including with respect to quantity and frequency).

"**Performance Measure**" shall mean the Direct Premiums Written, the Combined Ratio, or the Underwriting Profit, as the case may be.

"**Person**" shall mean an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Body.

"**Reduction Amount**" shall mean (a) the amount of all Indemnity Obligations, *plus* (b) all amounts paid by Buyer or the Company or any of their Subsidiaries on behalf of Stockholders Representative (including reimbursements to the Stockholders Representative, or either of the individuals comprising such Person, for amounts initially paid by Stockholders Representative) pursuant to the provisions of this Agreement or, to the extent not reflected as a "Transaction Expense" under the Merger Agreement, pursuant to the provisions of the Merger Agreement, including any professional expenses incurred in connection with Section 2.3 hereof, Section 2.4.1 hereof and Section 2.4.2 hereof (including the fees and costs of the Earnout Arbitrator other than any such amounts (including the fees and costs of the Earnout Arbitrator) otherwise a "Reduction Amount" that are paid pursuant to Section 2.4.2 hereof in connection with a dispute that is resolved by the Earnout Arbitrator's selection of the Shareholders' Final Earnout Calculations).

"**Reinsurance Treaty**" shall mean that certain Reinsurance Treaty among Advocate, MD Insurance Company of the Southwest Inc. and various listed reinsurance providers with a treaty period from April 1, 2005 through October 1, 2010.

"**Reserve Study**" shall have the meaning set forth in Section 2.6.1 hereof.

"**Shareholders' Earnout Calculations**" shall have the meaning set forth in Section 2.4.1 hereof.

"**Shareholders' Final Earnout Calculations**" shall have the meaning set forth in Section 2.4.2 hereof.

"**Subsidiary**" shall mean any Person controlled by a specified Person, and, with respect to the Company, shall include any Person that is a Subsidiary of the Company at any time on or after the date hereof so long as such Person is controlled by FIG.

"**Tier I Chart**" shall mean the table set forth on Annex I hereto.

"**Tier II Chart**" shall mean the table set forth on Annex II hereto.

"**Total Underwriting Expenses**" shall mean all operating expenses directly incurred by the Company and its Subsidiaries, on a consolidated basis, in a Measurement Period, net of any ceding commissions or profit sharing earned by the Company and its Subsidiaries during such Measurement Period in respect of its external reinsurance arrangements then in effect (calculated as if the Reinsurance Treaty had remained in place, except for the effect of an Approved Commutation or an Approved Material Revision) and excluding, however, (a) incurred losses and loss adjustment expenses as reflected in the Financial Statements in respect of such Measurement Period, calculated on a current accident year basis, (b) any interest expense with respect to any indebtedness for borrowed money, (c) any expenses of Earnout Payments including professional fees and expenses associated with the calculation or dispute thereof, (d) the expense incurred under Section 3 of the Non-Competition Agreement, dated July 30, 2009, among FIG, the Company and Mark E. Adams, (e) any performance incentive payment accrued or paid by reason of the provisions of Section 3.2 (b), and any severance payment accrued or paid by reason of Sections 5.2(b)(iii), 5.3(b) or 5.4(b)(iii) of the Executive Employment Agreement, dated July 30, 2009, between the Company and Mark E. Adams, (f) any professional expenses incurred in connection with Section 2.3 hereof, (g) any such loss or expense that is taken into account as a Reduction Amount, and (h) other items as may be agreed from time to time between Buyer and Stockholders Representative.

"**Underwriting Profit**" shall mean, with respect to a Measurement Period, Net Premiums Earned reduced by Total Underwriting Expenses and Incurred Losses and Loss Adjustment Expense for such Measurement Period.

1.2. Certain Matters of Construction and Usage. In addition to the definitions referred to or set forth in Section 1.1 hereof:

1.2.1. The words "*hereof*", "*herein*", "*hereunder*" and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof and all appendices hereof.

1.2.2. The words "*party*" and "*parties*" shall refer to the Stockholders Representative and Buyer.

1.2.3. Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine, or neuter gender shall include each other gender.

1.2.4. Accounting terms used herein and not otherwise defined herein are used herein as defined by GAAP.

1.2.5. The word "*including*" shall mean including without limitation.

1.2.6. If the last day of any specified period of days for notices or payment falls on a day other than a Business Day, such period shall be deemed to be extended through the next occurring Business Day.

2. Earnout Payments.

2.1. Earnout Payment Obligation. Buyer will pay to the Shareholders the Earnout Payment, if any, in respect of each Measurement Period to the extent and in the manner provided in this Agreement; provided, however, with respect to the first Measurement Period, in no event shall any portion of the Earnout Payment derived from (a) the Direct Premiums Written Performance Measure exceed $1.44 million, (b) the Combined Ratio Performance Measure exceed $1.44 million, or (c) the Underwriting Profit Performance Measure exceed $1.92 million and in no event shall the aggregate amount of all Earnout Payments in respect of the entire Earnout Period exceed $12 million.

2.2. Material Transaction Notice. Buyer shall give the Stockholders Representative notice of consummation of any Material Transaction, describing such Material Transaction in reasonable detail, within ten (10) Business Days following such consummation.

2.3. Alternate Earnout Election. In the event of that a Material Transaction Notice is delivered by Buyer, the Stockholders Representative may elect by written notice to Buyer within sixty (60) days of receipt of the Material Transaction Notice that any subsequent Earnout Payments be based on the Gross Alternate Earnout Amount rather than the Gross Earnout

Amount. In the event that a Material Transaction Notice is delivered to the Stockholders Representative, the Stockholders Representative may retain professional advisers as it deems reasonably necessary to assist it in deciding whether or not to elect to receive the Gross Alternate Earnout Amount, and reasonable fees and costs of such advisers shall be paid by the Company.

2.4. Review and Dispute Procedures.

2.4.1. <u>As to Earnout Payments</u>. Buyer shall use commercially reasonable and good faith efforts to submit to the Stockholders Representative in writing within sixty (60) days of the end of each Measurement Period (or, if not completed within such sixty (60) day period notwithstanding such efforts, as soon thereafter as reasonably practicable) Buyer's calculation of the Earnout Payment for such Measurement Period ("*Buyer's Earnout Calculations*"), together with all supporting documentation reasonably necessary for a review of Buyer's Earnout Calculations. If during the first thirty (30) days of the end of a Measurement Period, neither Mark E. Adams nor Thomas Smith is an officer and employee of the Company, Buyer shall pay to the Shareholders as an additional Earnout Payment $1,000 per day for each day that it takes Buyer to deliver Buyer's Earnout Calculation to the Stockholders Representative beyond sixty (60) days of the end of each Measurement Period, unless Buyer is prevented from doing so for reasons beyond the reasonable control of Buyer. Stockholders Representative may at its option and at Company's expense (subject to the application of Section 2.4.2. hereof) retain an accounting firm, actuaries, attorneys, and other consultants or professional advisers as it deems reasonably necessary to evaluate and formulate a response to the Buyer's Earnout Calculations; provided, however, that neither the Stockholders Representative nor the individuals comprising such Person shall be compensated for their time expended in such role. Stockholders Representative and its retained advisers shall further be given full access to the Financial Statements, Reserve Study, underlying books and records of the Company relating thereto and supporting computations and workpapers used in connection with the preparation of the Financial Statements and the Reserve Study and the computation of the Earnout Amount, and such other information relating to the foregoing as is reasonably requested by Stockholders Representative or its retained advisers. If Stockholders Representative objects to Buyer's Earnout Calculations within thirty (30) days (the "*Objection Period*") of delivery thereof, it will deliver to Buyer a notice of objection (an "*Earnout Objection Notice*") with respect to Buyer's Earnout Calculations setting forth the Stockholders Representative's proposed figures for such Earnout Payment ("*Shareholders' Earnout Calculations*"), together with a reasonable description of the basis for the objection. If no Earnout Objection Notice is delivered to Buyer within such thirty (30) day period or if the Stockholders Representative delivers (whether within or after such thirty (30) day period) to Buyer a notice of acceptance of Buyer's Earnout Calculations (an "*Earnout Acceptance*"), Buyer's Earnout Calculations for such Measurement Period shall be final and binding on Buyer, the Stockholders Representative and the Shareholders, and the applicable Earnout Payment shall be paid to the Shareholders by Buyer within ten (10) days after the end of the Objection Period or, if sooner ten (10) days of delivery of an Earnout Acceptance.

2.4.2. <u>Following an Objection Notice</u>. If an Objection Notice is given, Buyer and the Stockholders Representative shall attempt in good faith to resolve the objection. If Buyer and the Stockholders Representative are unable to reach agreement within thirty (30) days after an Objection Notice has been given, Buyer shall submit its final Buyer's Earnout Calculations ("*Buyer's Final Earnout Calculations*"), and the Stockholders Representative shall submit its final Shareholder Earnout Calculations ("*Shareholders' Final Earnout Calculations*"), with respect to the items in dispute to the Earnout Arbitrator as soon as practical following the end of such thirty (30) day period, but in any event within forty-five (45) days after the applicable Objection Notice has been received by Buyer. The Earnout Arbitrator will be directed to review Buyer's Final Earnout Calculations and Shareholders' Final Earnout Calculations and make a selection as to which, in its totality, is a more accurate reflection of the applicable requirements of this Agreement with respect thereto and to provide a written report that sets forth the Earnout Arbitrator's determination with respect thereto. The Earnout Arbitrator may consider the affect, if any, of income taxes with respect to any Adverse Consequences (as defined in the Merger Agreement) reflected in a Reduction Amount. Each of Buyer and Stockholders Representative shall cooperate with the Earnout Arbitrator and provide to the Earnout Arbitrator such additional information as the Earnout Arbitrator may reasonably request with respect to its deliberations. The resolution of the dispute by the Earnout Arbitrator will be final and binding on Buyer, the Stockholders Representative and the Shareholders. Unless otherwise agreed by Buyer and Stockholders Representative, the fees and expenses of the Earnout Arbitrator and of any professionals retained by Stockholders Representative in connection with evaluation of Buyer's Earnout Calculation or the preparation or resolution of an Objection Notice shall be paid by Company and such fees shall not be factored into the calculation of the Performance Measures (including fees for professionals retained by Stockholders Representative to review the Buyer's Earnout Calculation where no Earnout Objection is filed, or the Stockholders Representative elects to withdraw its Objection Notice prior to resolution of such dispute). Within ten (10) days after the final determination by the Earnout Arbitrator with respect to a dispute regarding Buyer's Earnout Calculation, Buyer shall pay, in accordance with Section 2.5 hereof, to the Shareholders the Earnout Payment that is payable as a result of such resolution of the dispute.

2.5. *Payment of Earnout Payments and Excess Reduction Amounts*. At such time as any Earnout Payment shall be due and payable, Buyer shall pay, by wire transfer of cash to such account of such Incentive Bonus Pool Participant or Shareholder, as the case may be, as is specified by Stockholders Representative or, if no such account is so specified, by mailing a check to such address of such Incentive Bonus Pool Participant or Shareholder, as the case may be, as is specified by Stockholders Representative, or as otherwise agreed between Buyer and Stockholders Representative, the Earnout Payment reduced, but in any event not below zero, by the amount of any indemnity obligations of such Shareholder that arise under Section 8(b)(ii) of the Merger Agreement before such payment as follows: (a) five percent (5%) of the Earnout Payment to the Incentive Bonus Pool Participants, with each Incentive Bonus Pool Participant receiving his or her Allocable Portion of the Earnout Payment and (b) ninety-five percent (95%) of the Earnout Payment to the Shareholders, with each Shareholder receiving his, her or its Allocable Portion of the Earnout Payment. Buyer shall pay each Incentive Bonus Pool

Participant and Shareholder, in the manner provided in this Section 2.5, any Excess Reduction Amounts promptly after it becomes reasonable to expect, acting in good faith, that there is an Excess Reduction Amount, together with the applicable Excess Reduction Amount Interest.

2.6. Operating and Accounting Procedures of the Company and its Subsidiaries.

2.6.1. <u>Generally</u>. The parties agree that the guidelines and rules set forth in this Section 2.6 shall be used in calculating the Earnout Payments; provided, however, that nothing contained in this Agreement shall be construed to restrict in any way Buyer's management from directing the operating of Buyer's business (including the business of the Company and its Subsidiaries) in the manner that Buyer's management and board of directors deem most beneficial for Buyer and for FIG's shareholders. The parties also agree that the Company will cause the Company Actuary to perform a reserve study as of the end of each Measurement Period providing the information contemplated by the definition of "Incurred Losses and Loss Adjustment Expense" to be obtained from such study, which, unless otherwise agreed by Buyer and Stockholders Representative, will be prepared in a manner consistent with the Closing Reserve Study (as defined in the Merger Agreement), using a consistent methodology, approach, and weightings of actuarial factors as used in such Closing Reserve Study and assuming that the Company's current Reinsurance Treaty (notwithstanding any intervening Commutation, Material Revision or expiration) remains in effect as of the date of such to-be-performed reserve study with such levels of risk retention by Company and other terms and conditions as are in effect as of the date of this Agreement (the "*Reserve Study*").

2.6.2. <u>Intercompany Charges</u>. Throughout the Earnout Period, intercompany charges for services or products provided by or through Buyer or any of its other Subsidiaries to the Company and its Subsidiaries will not exceed the lesser of (i) amount historically incurred by Company and its Subsidiaries for such items, or (ii) then-current market rates for arms-length transactions with third parties for such services and products. Such charges to the Company and its Subsidiaries will not include a general corporate overhead allocation but, subject to application of the last sentence of this Section 2.6.2, will include the allocable share of the Company and its Subsidiaries of costs for insurance covering FIG and/or its Subsidiaries including the Company and its Subsidiaries and their allocable portion of fees for services relating to audits and taxes. In no event will costs, fees and expenses allocated to the Company and its Subsidiaries by FIG or any of its Subsidiaries other than the Company and its Subsidiaries include allocations of items that primarily result from Buyer's status as a publicly-traded company, such as costs of public company accounting and reporting, Sarbanes-Oxley compliance, investor relations, and other similar items.

2.6.3. <u>Management of the Company and its Subsidiaries</u>. The Company and its Subsidiaries shall be managed at and subject to the direction of the Board of Directors of the Company who shall be appointed at the discretion of Buyer. The Company and its Subsidiaries will be subject to all reasonable policies, procedures, and requirements applicable generally to FIG's Subsidiaries and operating units, as communicated to the Company and its Subsidiaries by Buyer from time to time. Such policies, procedures and requirements will include a system of internal accounting controls consistent with the system of internal accounting controls applicable to FIG and its Subsidiaries from time to time.

2.6.4. <u>Certain Actions and Credits</u>. Except as otherwise agreed between Buyer and the Stockholders Representative, such agreement if requested by Buyer not to be unreasonably withheld or delayed by Stockholders Representative, Buyer will use commercially reasonable efforts to avoid taking actions that have a material negative impact on the amount of any Earnout Payment that would otherwise be payable; Buyer will not cause the Company or any of its Subsidiaries to engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business that have a material negative impact on the amount of any Earnout Payment that would otherwise be payable, it being understood, however, that business written by the Company and its Subsidiaries will be required to be consistent with FPIC's underwriting and pricing practices in effect from time to time, as reasonably applied by FPIC to the Texas and Mississippi markets. If, during the Earnout Period, Buyer or an Affiliate thereof sells medical professional liability insurance policies in Texas or Mississippi other than through the Company and its Subsidiaries, the Company and its Subsidiaries will be given credit for the written premium from such sales for purposes of computing Direct Premiums Written, unless such sales are to anesthesiologists or to Persons that are FPIC insureds on the date hereof. If, during the Earnout Period, Buyer sells medical professional liability insurance policies in Texas or Mississippi to Persons introduced by, or as a result of, in whole or in part, from the efforts of the Company or any of its Subsidiaries or any of their officers or employees, the Company and its Subsidiaries will be given credit for the written premium from such sales for purposes of computing Direct Premiums Written. In addition, if, during the Earnout Period, Buyer acquires a direct or indirect interest in the ownership, management, operation, revenues or profits of any Competitive Person, the Company and its Subsidiaries will be given credit for the Competitive Person's written premium for medical professional liability insurance sold in Texas and Mississippi after such acquisition by Buyer for purposes of computing Direct Premiums Written.

2.6.5 <u>Commutation</u>. If a decision is made to effect a Commutation, and such Commutation has an adverse impact on the Earnout Amount, whether by reason of a Material Revision or otherwise, the parties agree to work on a good faith basis to modify or otherwise refine the provisions of this Agreement to neutralize any adverse impact of the Commutation on the Earnout Amount. Buyer agrees that Shareholders will receive any net benefit in the calculation of the Earnout Amount that results from the Commutation.

3. Miscellaneous.

3.1. Entire Agreement; Waivers. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior (but not contemporaneous) agreements (other than the Merger Agreement), understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), shall constitute a continuing waiver unless otherwise expressly provided nor shall be effective unless in writing and executed by the party or parties against which it is sought to be enforced.

3.2. Amendment or Modification. The parties hereto may amend or modify this Agreement only by a written instrument executed by Buyer and the Stockholders Representative.

3.3. Action by Stockholders Representative. Any action taken by Stockholders Representative, including agreements, waivers, amendments and notices, will not be validly taken unless expressed in a writing signed by both individuals comprising Stockholders Representative. Buyer is entitled to rely fully on any such action of the Stockholders Representative and each such action shall be binding on the Shareholders.

3.4. Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall (to the extent permitted under applicable law) be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

3.5. Successors and Assigns. All of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of Buyer, the Stockholders Representative and, to the extent provided herein, the Shareholders, and their respective successors, personal representatives and permitted transferees and assigns; provided, however, that (a) no transfer or assignment by either Buyer or Stockholders Representative shall be permitted without the prior consent of the other, and no transfer by a Shareholder shall be effective unless Stockholders Representative shall have given Buyer notice of such transfer or assignment, and any such attempted transfer or assignment without consent or notice shall be null and void and (b) no transfer or assignment by any party shall relieve such party of any of its obligations hereunder.

3.6. Notices.

If to Stockholders Representative:	*Copy to:*
Advocate, MD Financial Group	Sandlin Law Firm
Selling Stockholders	7000 N. MoPac Expressway, Suite 200
c/o Mark E. Adams	Austin, Texas 78731
Stockholders Representative	Attn: Oliver Sandlin
6001 Cervinus Run	Facsimile: 512-891-0320
Austin, TX 78735	Email: osandlin@sandlinlaw.com
Facsimile: 512-891-0320	
Email: Mark.Adams@advocate.md.com	

and

Advocate, MD Financial Group
Selling Stockholders
c/o Timothy P. Reardon
Stockholders Representative
c/o Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, WI 53202
Facsimile: 414-298-8097
Email: treardon@reinhartlaw.com

If to Buyer:	*Copy to:*
FPIC Insurance Group, Inc.	Kirschner & Legler, P.A.
225 Water Street	50 North Laura Street
Suite 1400	Suite 2900
Jacksonville, Florida 32202	Jacksonville, Florida 32202
Attn: Charles Divita III	Attn: Kenneth M. Kirschner
Facsimile: 904-350-1049	Facsimile: 904-346-3299
Email: chuck.divita@fpic.com	Email: kmkirschner@leglerlaw.com

Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

3.7. *Headings.* Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and shall not affect the construction hereof.

3.8. *Counterparts.* This Agreement and any claims related to the subject matter hereof may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

3.9. *Governing Law.* This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Texas, without reference to the choice of law provisions thereof.

3.10. *Judicial Proceedings.* Any judicial proceeding arising out of or relating to this Agreement shall be brought in Dallas, Texas in the Federal Courts having jurisdiction in such city, and, by execution and delivery of this Agreement, each of the Parties accepts the exclusive jurisdiction of such courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. Each of the Parties further agrees that a summons and complaint commencing an action or proceeding in any of such courts shall be properly served and shall confer personal jurisdiction if served to it at the address and in the manner set forth in Section 113.6 hereof or as otherwise provided under the rules of the Federal Courts in Dallas,

Texas having jurisdiction. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement among the Parties to waive any objections to jurisdiction, to venue or to convenience of forum. The foregoing consents to jurisdiction and appointments of agents to receive service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the Parties to this Agreement. If any such proceeding is brought, the prevailing party shall be entitled to recover its reasonable fees and costs of its counsel in connection with such proceeding.

[SIGNATURE PAGES FOLLOW.]

FPIC INSURANCE GROUP, INC.

By:_____
Name:_____
Title:_____

**FIRST PROFESSIONAL INSURANCE
COMPANY, INC.**

By:_____
Name:_____
Title:_____

STOCKHOLDERS REPRESENTATIVE

By:_____
Name:_____
Title:_____

STOCKHOLDERS REPRESENTATIVE

By:_____
Name:_____
Title:_____

ANNEX I

TIER I PERFORMANCE TARGETS				
	Threshold Average 2-Year Performance Level ($ in thousands)			Potential Tier I Additional Consideration
Payout Schedule	Direct Premiums Written	Combined Ratio	Underwriting Profit	Up to $6,000
Weighting	30%	30%	40%	100%
Threshold Level	*$ 0*	*96.0 %*	*$ 1,750*	*$ 3,000*
50.0%	$ 25,500	91.0%	$ 2,250	$ 3,000
51.0%	$ 25,530	90.9%	$ 2,260	$ 3,060
52.0%	$ 25,560	90.8%	$ 2,270	$ 3,120
53.0%	$ 25,590	90.7%	$ 2,280	$ 3,180
54.0%	$ 25,620	90.6%	$ 2,290	$ 3,240
55.0%	$ 25,650	90.5%	$ 2,300	$ 3,300
56.0%	$ 25,680	90.4%	$ 2,310	$ 3,360
57.0%	$ 25,710	90.3%	$ 2,320	$ 3,420
58.0%	$ 25,740	90.2%	$ 2,330	$ 3,480
59.0%	$ 25,770	90.1%	$ 2,340	$ 3,540
60.0%	$ 25,800	90.0%	$ 2,350	$ 3,600
61.0%	$ 25,830	89.9%	$ 2,360	$ 3,660
62.0%	$ 25,860	89.8%	$ 2,370	$ 3,720
63.0%	$ 25,890	89.7%	$ 2,380	$ 3,780
64.0%	$ 25,920	89.6%	$ 2,390	$ 3,840
65.0%	$ 25,950	89.5%	$ 2,400	$ 3,900
66.0%	$ 25,980	89.4%	$ 2,410	$ 3,960
67.0%	$ 26,010	89.3%	$ 2,420	$ 4,020
68.0%	$ 26,040	89.2%	$ 2,430	$ 4,080
69.0%	$ 26,070	89.1%	$ 2,440	$ 4,140
70.0%	$ 26,100	89.0%	$ 2,450	$ 4,200
71.0%	$ 26,130	88.9%	$ 2,460	$ 4,260
72.0%	$ 26,160	88.8%	$ 2,470	$ 4,320
73.0%	$ 26,190	88.7%	$ 2,480	$ 4,380
74.0%	$ 26,220	88.6%	$ 2,490	$ 4,440
75.0%	$ 26,250	88.5%	$ 2,500	$ 4,500
76.0%	$ 26,280	88.4%	$ 2,510	$ 4,560
77.0%	$ 26,310	88.3%	$ 2,520	$ 4,620
78.0%	$ 26,340	88.2%	$ 2,530	$ 4,680
79.0%	$ 26,370	88.1%	$ 2,540	$ 4,740
80.0%	$ 26,400	88.0%	$ 2,550	$ 4,800
81.0%	$ 26,430	87.9%	$ 2,560	$ 4,860
82.0%	$ 26,460	87.8%	$ 2,570	$ 4,920
83.0%	$ 26,490	87.7%	$ 2,580	$ 4,980
84.0%	$ 26,520	87.6%	$ 2,590	$ 5,040
85.0%	$ 26,550	87.5%	$ 2,600	$ 5,100
86.0%	$ 26,580	87.4%	$ 2,610	$ 5,160
87.0%	$ 26,610	87.3%	$ 2,620	$ 5,220
88.0%	$ 26,640	87.2%	$ 2,630	$ 5,280
89.0%	$ 26,670	87.1%	$ 2,640	$ 5,340
90.0%	$ 26,700	87.0%	$ 2,650	$ 5,400
91.0%	$ 26,730	86.9%	$ 2,660	$ 5,460
92.0%	$ 26,760	86.8%	$ 2,670	$ 5,520
93.0%	$ 26,790	86.7%	$ 2,680	$ 5,580
94.0%	$ 26,820	86.6%	$ 2,690	$ 5,640
95.0%	$ 26,850	86.5%	$ 2,700	$ 5,700
96.0%	$ 26,880	86.4%	$ 2,710	$ 5,760
97.0%	$ 26,910	86.3%	$ 2,720	$ 5,820
98.0%	$ 26,940	86.2%	$ 2,730	$ 5,880
99.0%	$ 26,970	86.1%	$ 2,740	$ 5,940
100.0%	$ 27,000	86.0%	$ 2,750	$ 6,000

	Threshold Average 2-Year Performance Level ($ in thousands)			Potential Tier II Additional Consideration	
TIER II PERFORMANCE TARGETS					
Payout Schedule	Direct Premiums Written	Combined Ratio	Underwriting Profit	Up to $6,000	
Weighting	30%	30%	40%	100%	
Threshold Level	*$ 27,000*	*86.0 %*	*$ 2,750*	*$ 1,500*	
25.0%	$ 29,000	84.0%	$ 3,750	$ 1,500
26.0%	$ 29,100	83.9%	$ 3,800	$ 1,560
27.0%	$ 29,200	83.8%	$ 3,850	$ 1,620
28.0%	$ 29,300	83.7%	$ 3,900	$ 1,680
29.0%	$ 29,400	83.6%	$ 3,950	$ 1,740
30.0%	$ 29,500	83.5%	$ 4,000	$ 1,800
31.0%	$ 29,600	83.4%	$ 4,050	$ 1,860
32.0%	$ 29,700	83.3%	$ 4,100	$ 1,920
33.0%	$ 29,800	83.2%	$ 4,150	$ 1,980
34.0%	$ 29,900	83.1%	$ 4,200	$ 2,040
35.0%	$ 30,000	83.0%	$ 4,250	$ 2,100
36.0%	$ 30,100	82.9%	$ 4,300	$ 2,160
37.0%	$ 30,200	82.8%	$ 4,350	$ 2,220
38.0%	$ 30,300	82.7%	$ 4,400	$ 2,280
39.0%	$ 30,400	82.6%	$ 4,450	$ 2,340
40.0%	$ 30,500	82.5%	$ 4,500	$ 2,400
41.0%	$ 30,600	82.4%	$ 4,550	$ 2,460
42.0%	$ 30,700	82.3%	$ 4,600	$ 2,520
43.0%	$ 30,800	82.2%	$ 4,650	$ 2,580
44.0%	$ 30,900	82.1%	$ 4,700	$ 2,640
45.0%	$ 31,000	82.0%	$ 4,750	$ 2,700
46.0%	$ 31,100	81.9%	$ 4,800	$ 2,760
47.0%	$ 31,200	81.8%	$ 4,850	$ 2,820
48.0%	$ 31,300	81.7%	$ 4,900	$ 2,880
49.0%	$ 31,400	81.6%	$ 4,950	$ 2,940
50.0%	$ 31,500	81.5%	$ 5,000	$ 3,000
51.0%	$ 31,600	81.4%	$ 5,050	$ 3,060
52.0%	$ 31,700	81.3%	$ 5,100	$ 3,120
53.0%	$ 31,800	81.2%	$ 5,150	$ 3,180
54.0%	$ 31,900	81.1%	$ 5,200	$ 3,240
55.0%	$ 32,000	81.0%	$ 5,250	$ 3,300
56.0%	$ 32,100	80.9%	$ 5,300	$ 3,360
57.0%	$ 32,200	80.8%	$ 5,350	$ 3,420
58.0%	$ 32,300	80.7%	$ 5,400	$ 3,480
59.0%	$ 32,400	80.6%	$ 5,450	$ 3,540
60.0%	$ 32,500	80.5%	$ 5,500	$ 3,600
61.0%	$ 32,600	80.4%	$ 5,550	$ 3,660
62.0%	$ 32,700	80.3%	$ 5,600	$ 3,720
63.0%	$ 32,800	80.2%	$ 5,650	$ 3,780

	TIER II PERFORMANCE TARGETS (continued)						
	Threshold Average 2-Year Performance Level ($ in thousands)					Potential Tier II Additional Consideration	
Payout Schedule	Direct Premiums Written		Combined Ratio		Underwriting Profit	Up to $6,000	
Weighting	30%		30%		40%	100%	
Threshold Level	$	27,000	86.0 %	$	2,750	$	1,500
64.0%	$	32,900	80.1%	$	5,700	$	3,840
65.0%	$	33,000	80.0%	$	5,750	$	3,900
66.0%	$	33,100	79.9%	$	5,800	$	3,960
67.0%	$	33,200	79.8%	$	5,850	$	4,020
68.0%	$	33,300	79.7%	$	5,900	$	4,080
69.0%	$	33,400	79.6%	$	5,950	$	4,140
70.0%	$	33,500	79.5%	$	6,000	$	4,200
71.0%	$	33,600	79.4%	$	6,050	$	4,260
72.0%	$	33,700	79.3%	$	6,100	$	4,320
73.0%	$	33,800	79.2%	$	6,150	$	4,380
74.0%	$	33,900	79.1%	$	6,200	$	4,440
75.0%	$	34,000	79.0%	$	6,250	$	4,500
76.0%	$	34,100	78.9%	$	6,300	$	4,560
77.0%	$	34,200	78.8%	$	6,350	$	4,620
78.0%	$	34,300	78.7%	$	6,400	$	4,680
79.0%	$	34,400	78.6%	$	6,450	$	4,740
80.0%	$	34,500	78.5%	$	6,500	$	4,800
81.0%	$	34,600	78.4%	$	6,550	$	4,860
82.0%	$	34,700	78.3%	$	6,600	$	4,920
83.0%	$	34,800	78.2%	$	6,650	$	4,980
84.0%	$	34,900	78.1%	$	6,700	$	5,040
85.0%	$	35,000	78.0%	$	6,750	$	5,100
86.0%	$	35,100	77.9%	$	6,800	$	5,160
87.0%	$	35,200	77.8%	$	6,850	$	5,220
88.0%	$	35,300	77.7%	$	6,900	$	5,280
89.0%	$	35,400	77.6%	$	6,950	$	5,340
90.0%	$	35,500	77.5%	$	7,000	$	5,400
91.0%	$	35,600	77.4%	$	7,050	$	5,460
92.0%	$	35,700	77.3%	$	7,100	$	5,520
93.0%	$	35,800	77.2%	$	7,150	$	5,580
94.0%	$	35,900	77.1%	$	7,200	$	5,640
95.0%	$	36,000	77.0%	$	7,250	$	5,700
96.0%	$	36,100	76.9%	$	7,300	$	5,760
97.0%	$	36,200	76.8%	$	7,350	$	5,820
98.0%	$	36,300	76.7%	$	7,400	$	5,880
99.0%	$	36,400	76.6%	$	7,450	$	5,940
100.0%	$	36,500	76.5%	$	7,500	$	6,000

Example I

		DWP		Combined Ratio		Underwriting Profit		Total
Weighting		*30 %*		*30 %*		*40 %*		*100 %*
Year 1 Performance	$	29,000		80.50%	$	5,750		
Earnout Calculation								
Tier I	$	1,800		1800	$	2,400	$	6,000
Tier II	$	450		1080	$	1,560	$	3,090
Total Earnout Payable	$	2,250		2880	$	3,960	$	9,090
Year 1 Limit		40%		40%		40%		40%
Year 1 Earnout Payable	$	900	$	1,152	$	1,584	$	3,636
Year 2 Performance	$	32,000		81.50%	$	6,250		
Average of year 1 & 2 Performance	$	30,500		81.00%	$	6,000		
Earnout Calculation								
Tier I	$	1,800		1800	$	2,400	$	6,000
Tier II	$	720		990	$	1,680	$	3,390
Total Earnout Payable	$	2,520		2790	$	4,080	$	9,390
Year 2 Limit		100%		100%		100%		100%
Year 2 Earnout Payable	$	2,520	$	2,790	$	4,080	$	9,390
Less: Year 1 Payment	$	900	$	1,152	$	1,584	$	3,636
Year 2 Earnout Payable	$	1,620	$	1,638	$	2,496	$	5,754
Total Cumulative Earnout Payment	$	2,520	$	2,790	$	4,080	$	9,390

Example 2

		DWP		Combined Ratio		Underwriting Profit		Total
Weighting		*30 %*		*30 %*		*40 %*		*100 %*
Year 1 Performance	$	25,000		83.00%	$	7,500		
Earnout Calculation								
Tier I	$	900		1800	$	2,400	$	5,100
Tier II	$	-		630	$	2,400	$	3,030
Total Earnout Payable	$	900		2430	$	4,800	$	8,130
Year 1 Limit		40%		40%		40%		40%
Year 1 Earnout Payable	$	360	$	972	$	1,920	$	3,252
Year 2 Performance	$	33,000		79.50%	$	6,000		
Average of year 1 & 2 Performance	$	29,000		81.25%	$	6,750		
Earnout Calculation								
Tier I	$	1,800		1800	$	2,400	$	6,000
Tier II	$	450		936	$	2,040	$	3,426
Total Earnout Payable	$	2,250		2736	$	4,440	$	9,426
Year 2 Limit		100%		100%		100%		100%
Year 2 Earnout Payable	$	2,250	$	2,736	$	4,440	$	9,426
Less: Year 1 Payment	$	360	$	972	$	1,920	$	3,252
Year 2 Earnout Payable	$	1,890	$	1,764	$	2,520	$	6,174
Total Cumulative Earnout Payment	$	2,250	$	2,736	$	4,440	$	9,426

ALLOCABLE PORTION OF EACH SHAREHOLDER

[To come.]

Exhibit 2.3

NON-COMPETITION AGREEMENT

THIS NON-COMPETITION AGREEMENT (this "Agreement") is made and entered into as of the 30th day of July, 2009, by and among FPIC Insurance Group, Inc., a Florida corporation, its subsidiaries, affiliates, successors, or assigns (collectively, the "Buyer"), Advocate, MD Financial Group Inc., a Nevada corporation (the "Company"), and Mark E. Adams (the "Shareholder").

RECITALS

A.   The Shareholder owns 2,429,479 shares of common stock of the Company and 56,666 shares of the Class B preferred stock of the Company, such amount representing approximately 20.09% percent of the Company's outstanding capital shares.

B.   The Buyer and the Company and certain of its shareholders, including the Shareholder, are parties to that certain Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"), pursuant to which the Buyer has agreed to purchase all outstanding securities of the Company (the "Transaction").

C.   The Shareholder will receive substantial consideration in exchange for his interest in the Company as a result of the consummation of the Transaction. In addition, on the terms and subject to the conditions hereof, the Shareholder will receive from the Buyer as additional consideration for the Shareholder's agreements contained herein a lump sum cash payment of $2 million.

D.   The parties acknowledge that each of the Buyer and the Company is currently engaged, among other things, in the underwriting and marketing of medical professional liability insurance to medical professionals and facilities, risk retention groups, and captives and in the providing of risk management, managerial or other services related thereto.

E.   The parties acknowledge that the relevant market for the products and services offered by the Buyer and the Company is nationwide in scope.

F.   As a condition and material inducement for the Buyer to enter into the Merger Agreement and consummate the Transaction, and to preserve the value and good will of the business being acquired by the Buyer pursuant thereto, the Merger Agreement contemplates, among other things, that the Shareholder will enter into this Agreement concurrently with the execution of the Merger Agreement and that this Agreement will become effective as of the Closing Date.

AGREEMENT

In consideration of the foregoing premises, and the covenants, agreements, representations and warranties set forth herein, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.   <u>Effective Time</u>. This Agreement shall be effective only at and as of the Closing Date.

2.   <u>Defined Terms</u>. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in the Merger Agreement.

3.   <u>Additional Consideration</u>. In addition to the consideration provided to the Shareholder as a result of the Transaction, the Buyer shall pay the Shareholder two million and No/100 dollars ($2,000,000.00) in immediately available funds payable on the Closing Date.

4.   <u>Non-Competition, Confidentiality and Non-Solicitation</u>.

(a)   <u>Covenant not to Compete</u>. The Shareholder acknowledges that during the course of the Shareholder's employment with the Company, the Shareholder has received and has been privy to confidential information and trade secrets of the Company and will continue to receive and be privy to confidential information and trade secrets of the Company and the Buyer and their affiliates during the course of the Shareholder's employment following the Transaction. The Shareholder further acknowledges that the Buyer has a legitimate interest in ensuring that such confidential information and trade secrets remain confidential and are not disclosed to third parties. Thus, to avoid the actual or threatened misappropriation of such confidential information and trade secrets, and to preserve the value and good will of the business being acquired by the Buyer pursuant to the Transaction, during the period commencing on the Closing Date and ending on the fourth anniversary of the Closing Date, neither the Shareholder nor any affiliate of the Shareholder shall compete in any manner with the Company and/or its affiliates, directly or indirectly, or own, manage, operate, control, be a consultant to, participate or have any interest in or be connected in any manner with the ownership, management, operation or control of any business with operations in the business in which the Company is engaged on the Closing Date, including without limitation of marketing, selling or underwriting of medical professional liability insurance to medical professionals and facilities, risk retention groups, or captives, or the providing of risk management, managerial or other services related thereto. This covenant shall be applicable only in any jurisdiction in which the Company or the Buyer or any of their affiliates is admitted to transact business. As used in this Agreement, an "affiliate" of the Shareholder is any corporation, partnership, association, or other business entity which directly is controlled by the Shareholder or in which the Shareholder has a controlling investment. Nothing contained in this Agreement shall be deemed to preclude the Shareholder from purchasing or owning, directly or beneficially, as a passive investment, less than five (5) percent of any class of publicly traded securities of any corporation engaged in the business in which the Company is engaged on the Closing Date, including without limitation the business of marketing, selling or underwriting of medical professional liability insurance to medical professionals and facilities, risk retention groups, or captives, or the providing of risk management, managerial or other services related thereto so long as the Shareholder does not actively participate in or control, directly or indirectly, any investment or other decisions with respect to such corporation.

The covenants set forth in this Section 4(a) shall be construed as a series of separate covenants, one for each country, province, state, city or other political subdivision. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenants set forth in this Section 4(a). If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. To the extent that the provisions of this Section 4(a) are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable laws.

The Shareholder acknowledges that:(i) the Shareholder is familiar with the foregoing covenant not to compete; (ii) the covenant set forth in this Section 4(a) represents only a limited restraint and allows the Shareholder to pursue the Shareholder's livelihood and occupation without unreasonable or unfair restrictions; (iii) the Shareholder is an officer, key employee, and/or key member of the management of the Company; (iv) the goodwill associated with the existing business, customers and assets of the Company prior to the Transaction is an integral component of the value of the Company to the Buyer and is reflected in the consideration payable in connection with the Transaction, including such consideration received by the Shareholder; and (v) the Shareholder's agreement as set forth herein is necessary to preserve the value and good will of the Company for the Buyer following the Transaction. The Shareholder represents that the Shareholder is fully aware of the Shareholder's obligations hereunder, and acknowledges that the limitations of length of time, geography and scope of activity agreed to in this Agreement are reasonable because, among other things: (A) the Company and the Buyer are engaged in a highly competitive industry, (B) the Shareholder has unique access to, and will continue to have access to, the trade secrets and know-how of the Company and the Buyer, including the plans and strategy (and, in particular, the competitive strategy) of the Company and the Buyer, (C) in the event the Shareholder's employment with the Company ended, the Shareholder would be able to obtain suitable and satisfactory employment without violation of this Agreement, and (D) this Agreement provides no more protection than is necessary to protect the Buyer's interests in the Company's goodwill, trade secrets and confidential information.

(b)   Confidentiality and Return of Company Documents. The Shareholder recognizes and acknowledges that by virtue of his employment and position with the Company, he has had and will have access to certain trade secret and confidential information of the Company and the Buyer and that such information constitutes valuable, special and unique property of the Company and the Buyer, and derives economic value because it is not generally known to the public or to others who could benefit from its disclosure or use ("Trade Secrets"). Trade Secrets include the following:

(i)   customer information such as customer lists and other information concerning particular needs, problems, likes and dislikes of the Company and the Buyer's customers;

(ii)   the identities of the Company and the Buyer's customers, strategic partners and investors;

3

(iii)   price information, such as price lists, the contents of bids and other information concerning costs or profits;

(iv)   technical information, such as formulae, know-how and computer programs;

(v)   business information relating to costs, profits, sales markets, suppliers, plans for further development, market studies or research projects;

(vi)   personnel or a compilation of data concerning the Company and the Buyer's employees, consultants and independent contractors; and

(vii)   any other information valuable because of its private or confidential nature.

The Shareholder agrees that he will not at any time reproduce, copy or disclose any of the Company's Trade Secrets and/or confidential business information to any person, firm, corporation, association or other entity for any reason or purposes whatsoever, nor will the Shareholder advise, discuss or in any way assist any other person or firm (including customer or former customers of the Company or the Buyer) in obtaining or learning about the Company or the Buyer's Trade Secrets. The Shareholder covenants and acknowledges that upon separation from employment with the Company, he shall immediately surrender to the Company all Company owned assets in his possession (including all computers and other equipment) and all of the Company and the Buyer's Trade Secrets and any and all such documents, materials or other tangible items pertaining to these Trade Secrets that he may possess and that such Trade Secrets shall be and remain the sole property of the Company and the Buyer. The Shareholder agrees that if he is in doubt as to whether any information, material, or document is a Trade Secret or is confidential, he will contact the Board of Directors of the Company before disclosing or using such information for any purpose other than in furtherance of the Shareholder's duties as an employee of the Company. For purposes hereunder, Trade Secrets shall not include any information or knowledge that is known to the public at the time of disclosure by the Shareholder, so long as the Shareholder played no role in such initial disclosure to the public.

(c)   Statements. Unless compelled by a court of law or an administrative proceeding, the Shareholder shall not, for the period commencing on the Closing Date and ending on the fourth anniversary of the later of the Closing Date or the Effective Time, make any comments or statements, public or private, about the confidential or proprietary matters of the Company or the Buyer, or any of their respective affiliates or shareholders, without (in the case of the Company, the Buyer, or their respective affiliates, as applicable) the prior written consent of such entity's Board of Directors or without (in the case of any of the shareholders of such entity) the prior written consent of an authorized the Shareholder of such shareholder.

(d)   Derogatory Statements. The Shareholder shall not, for the period commencing on the Effective Date and ending on the later of the second anniversary of the termination date of Shareholder's employment with the Company or the fourth anniversary of the Effective Date with the Company, make any derogatory comments or statements, public or private, about the business, property, operations or financial condition of the Company, or any of their respective affiliates or shareholders.

(e)   Solicitation of Employees or Customers. The Shareholder agrees that during the period commencing on the Closing Date and ending on the fifth anniversary of the later of the Closing Date of the Effective Time he shall not solicit, directly or indirectly, any employees of the Company or the Buyer or any of their respective affiliates to leave employment by the Company or the Buyer or any of their respective affiliates. The Shareholder also agrees that he will not at any time (i) solicit, divert or take away, or attempt to divert or take away, any person or entity that was at any time during the Shareholder's employment by the Company a policyholder, agent or other customer of the Company or the Buyer or any of their respective affiliates, or any potential policyholders, agents or other customers who were solicited by the Company or the Buyer or any of their respective affiliates within a twenty-four (24) month period immediately prior to the termination of the Shareholder's employment by the Company, or (ii) attempt to seek or cause any of the policyholders, agents or other customers of the Company or the Buyer or any of their affiliates to refrain from patronizing the Company or the Buyer or any of their affiliates.

(f)   Injunctive Relief. The Shareholder recognizes and agrees that any violation or threatened violation of any provision contained in this Section 4 will cause irreparable damage or injury to the Company or the Buyer and that the Company' and the Buyer's remedies at law for any breach of this Section 4 may not be adequate, and the exact amount of the Company and the Buyer's damages in the event of such breach may be impossible to ascertain. Therefore, the Company and the Buyer shall be entitled, as a matter of right, without further notice and without the necessity of posting bond thereof', to injunctive and other equitable relief restraining any threatened or further violation of this Section 4. The Company's right to an injunction shall be in addition to, and not in limitation of, any and other rights and remedies it may have against the Shareholder, including the recovery of damages.

5.   Notification of New Employment. The Shareholder agrees that during the period commencing on the Closing Date and ending on the fourth anniversary of the later of the Closing Date or the Effective Time, prior to becoming an employee or partner of or consultant to any person or entity engaged in any aspect of the insurance business that extends beyond his current ownership interests in Employers Trust Management Group and Endowment Development Group, Executive shall (i) provide written notice of such employment, partnership or consultancy to the Company, and (ii) provide such person or entity with a copy of this Agreement; provided, however, that Shareholder may redact Section 3 of this Agreement in providing a copy of this Agreement to such person or entity.

6.   Successors and Assigns. This Agreement is intended to inure to the benefit of and be enforceable by the Company and the Buyer and their successors and assigns. The Shareholder expressly consents to be bound by the provisions of this Agreement for the benefit of the Buyer or any subsidiary, affiliate, successor, or assign thereof without the necessity of the separate execution of this Agreement in favor of any such subsidiary, affiliate, successor, or assign.

7.   Severability. Should any term, provision, covenant or condition of this Agreement be held to be void or invalid, the same shall not affect any other term, provision, covenant or condition of this Agreement, but such remainder shall continue in full force and effect as though each such voided term, provision, covenant or condition is not contained herein.

8.   Governing Law; Mediation and Arbitration.

(a)   This Agreement shall be governed by and construed in accordance with the laws of the State of Texas applicable to contracts made and to be carried out in Texas (without regard to principles of conflict of laws).

(b)   Any judicial proceeding arising out of or relating to this Agreement shall be brought exclusively in the Federal Courts having jurisdiction and sitting in Dallas, Texas. EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT SITTING IN DALLAS, TEXAS, FOR THE PURPOSES OF ANY JUDICIAL SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. THE PARTIES HEREBY AGREE AND CONSENT THAT, IN ADDITION TO ANY METHODS OF SERVICE OF PROCESS PROVIDED FOR UNDER APPLICABLE LAW, ALL SERVICE OF PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL COURT SITTING IN DALLAS, TEXAS MAY BE MADE BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, AND SERVICE SHALL BE COMPLETE ON THE DELIVERY OR ATTEMPTED DELIVERY AS EVIDENCED BY THE RETURN RECEIPT. EACH PARTY IRREVOCABLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY IN ANY FEDERAL COURT SITTING IN DALLAS, TEXAS AND FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement among the Parties to waive any objections to jurisdiction, to venue or to convenience of forum. The foregoing consents to jurisdiction and appointments of agents to receive service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the parties to this Agreement. If any such proceeding is necessary to enforce the provisions of this Agreement, including any claim or demand, or to interpret this Agreement, the prevailing party shall be entitled to recover from the other party reasonable attorney's fees, costs, expenses and necessary disbursements in addition to any other relief to which it may otherwise be entitled, whether or not such action or proceeding is prosecuted to judgment.

9.   Captions; Interpretation. Section captions herein are inserted only as a matter of convenience and reference and in no way define, limit or describe the scope of this Agreement or the intent of any provisions hereof. The words "include," "includes" and "including" when used

herein shall be deemed in each case to be followed by the words "without limitation."

10. <u>Entire Agreement</u>. This Agreement including the recitals set forth above (which shall be deemed to be a substantive part of this Agreement) and the other documents and instruments specifically referenced herein contains the entire agreement of the parties relating to the subject matter hereof, and the parties hereto have made no other agreements, representations or warranties relating to the subject matter of this Agreement that are not set forth otherwise herein or in the Employment Agreement dated the date hereof between the Company and the Shareholder (the **"**<u>Employment Agreement</u>**"**). On the Closing Date, other than the Employment Agreement, this Agreement will supersede any and all prior agreements, written or oral, between the Shareholder and Buyer relating to the subject matter hereof. Effective on the Closing Date, any such prior agreements are hereby terminated and shall be of no further effect. The parties hereto agree that in no event shall an oral modification of this Agreement be enforceable or valid.

11. <u>Notices</u>. All notices and other communications under this Agreement shall be in writing or delivered by hand or by a nationally recognized courier service guaranteeing overnight delivery to a party at the following address (or to such other address as such party may have specified by notice given to the other party pursuant to this provision):

If to the Company:

Advocate, MD Financial Group Inc.
c/o First Professionals Insurance Company, Inc.
1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204
Attn: President

With copy to:

FPIC Insurance Group, Inc.
1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204
Attn: General Counsel

If to the Shareholder:

Mark E. Adams
6001 Cervinus Run
Austin, TX 78735

12. <u>Attorneys' Fees</u>. In the event that any party shall bring an action, reference, arbitration or proceeding in connection with the performance, breach or interpretation hereof, then the prevailing party in such action, reference, arbitration or proceeding as determined by the court or other body having jurisdiction shall be entitled to recover from the losing party all reasonable costs and expenses of such action, reference, arbitration or proceeding, including

reasonable attorneys' fees, court costs, costs of investigation, expert witness fees and other reasonable costs relating to such proceedings.

13.   Counterparts. This Agreement may be executed on separate copies, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same agreement.

14.   References. Unless otherwise indicated by the context, references to "Sections" shall refer to the sections and subsections of this Agreement.

15.   Rights and Waivers. All rights and remedies of the parties hereto are separate and cumulative, and no one of them, whether exercised or not, shall be deemed to be to the exclusion of any other rights or remedies or shall be deemed to limit or prejudice any other legal or equitable rights or remedies under this Agreement unless such waiver is in writing and signed by such party. No delay or omission on the part of either party in exercising any right or remedy shall operate as a waiver of such right or remedy or any other rights or remedies. A waiver on any one occasion shall not be construed as a bar to or waive of any right or remedy on any future occasion.

16.   Independent Counsel. The Shareholder hereby acknowledges and agrees that he has had reasonable opportunity to consult with separate legal counsel with respect to the matters contained herein and is not relying on any representations of any party with respect to any of the terms or provisions of this Agreement not otherwise contained herein.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first above written.


FPIC INSURANCE GROUP, INC.


By /s/ John R. Byers
    Name: John R. Byers
    Title: President and Chief Executive Officer

ADVOCATE, MD FINANCIAL GROUP, INC.

By /s/ Timothy P. Reardon
    Name: Timothy P. Reardon
    Title: Secretary

/s/ Mark E. Adams
Mark E. Adams, Individually


[SIGNATURE PAGE TO NON-COMPETITION AGREEMENT]

9


Exhibit 2.4

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (this "Agreement") is made this 30th day of July, 2009, by and between Advocate, MD Financial Group Inc., a Nevada corporation (the "Company"), and Mark E. Adams, an individual ("Executive"), with reference to the following facts:

RECITALS

A.   The Company and Executive entered into and executed that certain Executive Employment Agreement dated effective August 1, 2003 (the "Original Agreement"), pursuant to which Executive was employed by the Company as Senior Vice President of Sales and Marketing, an Executive Employment Agreement dated effective May 1, 2004 (the "2004 Agreement") pursuant to which Executive was employed by the Company as President and Chief Operating Officer, and an Executive Employment Agreement dated effective June 1, 2005 (the "2005 Agreement") pursuant to which Executive was employed by the Company as President and Chief Executive Officer and Chairman of the Board of the Company and President and Chairman of the Board of Advocate, M.D. Insurance of the Southwest Inc. ("MD Insurance").

B.   The Company has entered into that certain Agreement and Plan of Merger dated as of the same date as this Agreement with FPIC Insurance Group, Inc. ("FIG"), among others, (the "Merger Agreement") pursuant to which the Company will become a subsidiary of FIG.

C.   The Company and FIG believe that Executive has been and will continue to be an integral part of the operation, management and development of the medical professional liability insurance business of the Company (the "Business"); and, subject to the terms and conditions set forth in this Agreement, the Company desires that from and after the Closing Date, as defined in the Merger Agreement, Executive continue to be employed as President and Chief Executive Officer of the Company and MD Insurance, and Executive desires to accept such employment.

D.   Effective on the Closing Date (as defined in the Merger Agreement), the Company and Executive now desire to amend and restate the 2005 Agreement in its entirety as hereinafter provided.

AGREEMENT

In consideration of the mutual covenants and agreements hereinafter contained, and for other good and valuable consideration, it is hereby agreed by and between the parties hereto, effective on the Closing Date, as follows:

1. Employment, Services and Duties

1.1　__Employment__. Subject to the terms and conditions set forth in this Agreement, the Company hereby employs Executive as President and Chief Executive Officer of the Company and MD Insurance (the "__Offices__"), and Executive hereby accepts such employment under the terms of this Agreement effective only at and as of the Closing Date.

1.2　__Duties__. Executive shall perform all duties assigned to him to the best of his ability and in a manner satisfactory to the Company. Executive shall report to the Board of Directors or the officer of the Company designated by it and shall perform all duties and have all powers which are set forth in the Company's bylaws and which are otherwise commonly incident to the Offices and shall perform such additional duties assigned to him and exercise such additional powers as provided to him by the Board of Directors.

1.3　__Primary Business Efforts__. Executive shall devote his primary efforts, attention and energies to the Business of the Company. Although Executive may, at his option, work flexible hours, he agrees that during the Term of Employment, he will not directly or indirectly engage in any business that is competitive in any manner with the Business of the Company or in any other way constitutes a conflict of interest or that, in the reasonable judgment of Executive, whether on an individual basis or in the aggregate, would materially interfere with the performance of Executive's duties hereunder. Notwithstanding the foregoing, Company acknowledges and agrees that Executive may continue with his roles, activities and involvement in (a) his various existing business ventures (e.g., Viva Chocolato, Murphy Adams Restaurant Group, Employers Trust Management Group, Sozo, Endowment Development Group, etc.) and (b) Board of Directors service positions (e.g., AstroTech (NASD), McCoy College of Business at Texas State University, KLD Energy Technologies, etc.), as to both of which Executive represents in his reasonable judgment do not and will not materially interfere with Executive's duties hereunder.

1.4　__Prior Agreements__. Executive and the Company hereby acknowledge and agree that, as of the Closing Date, the 2005 Agreement is superseded in its entirety by this Agreement; __provided__, __however__, that any and all representations, warranties and covenants made by the Executive to or for the benefit of the Company which are intended to survive the termination or expiration of the 2005 Agreement shall continue to survive after the Closing Date. Executive hereby further acknowledges and agrees that as of the Closing Date, except for accrued but unpaid salary, bonuses and vacation pay and as Executive shall have given the Company notice prior to the Closing Date, and except for unreimbursed expenses, neither the Company nor any of its subsidiaries will owe Executive any amounts for compensation or otherwise related to the 2005 Agreement and that neither the Company nor any subsidiary of the Company has any outstanding debts, liabilities or obligations to Executive under the 2005 Agreement; any such debts, liabilities or obligations having been discharged by the Company prior to the Closing Date or hereby waived by Executive as of the Closing Date.

2. Term

The term of employment under this Agreement (the "__Term of Employment__") shall commence on the Closing Date and, subject to the provisions of __Section 4__ below, shall continue for a period of two (2) years.

3. Compensation

As the total consideration for Executive's services rendered hereunder, Executive shall be entitled to the following:

3.1   Base Salary. A salary of Four Hundred Twenty-four Thousand and No/l00 Dollars ($424,000.00) per year ("Base Salary") beginning as of the Closing Date through the one-year anniversary of the Closing Date, payable in regular installments in accordance with the customary payroll practices of the Company. Executive's Base Salary shall be subject to such payroll deductions as required by law or as appropriate under the Company's payroll deduction procedures and policies. Executive's base salary shall be adjusted upwards effective at the one-year anniversary of the Closing Date to Four Hundred Thirty-Six Thousand and No/100 Dollars ($436,000.00) per year.

3.2   Performance Incentive.

(a) Tier I Performance Incentive. In addition to Executive's Base Salary, Executive shall receive for each of the two successive years ending on the first and second anniversary of the Closing Date a performance incentive payment, payable in cash as soon as reasonably practicable after determination of the amount of the Earnout Payment (as defined in the Earnout Agreement), based upon the Company's performance for the Measurement Period (as defined in the Earnout Agreement) ending immediately after such date in accordance with the following terms.

The amount of such performance incentive, if any, for the first year shall be equal to one-sixth (1/6) of the Gross Earnout Amount (as defined in the Earnout Agreement), or, if applicable under the Earnout Agreement, the Gross Alternate Earnout Amount (as defined in the Earnout Agreement), excluding in either such case the amounts described in clauses (d), (e) and (f) of the definition of Gross Earnout Amount, for the first Measurement Period (as defined in the Earnout Agreement), as finally determined in accordance with the procedures set out in the Earnout Agreement.

The amount of such performance incentive, if any, for the second year shall be equal to one-sixth (1/6) of the Gross Earnout Amount or, if applicable for such period under the Earnout Agreement, the Gross Alternate Earnout Amount, excluding in either such case the amounts described in clauses (d), (e) and (f) of the definition of Gross Earnout Amount, for the Earnout Period (as defined in the Earnout Agreement), as finally determined in accordance with the procedures set out in the Earnout Agreement, less the amount of the payment, if any, made to Executive pursuant to the immediately preceding paragraph.

Notwithstanding the foregoing, the amount of the first performance incentive payment described in this Section 3.2(a) shall not exceed $500,000, and the aggregate amount of both performance incentive payments described in this Section 3.2(a) shall not exceed $1,000,000.

(b) Tier II Performance Incentive. In addition to Executive's Base Salary and the performance incentive provided by Section 3.2(a), Executive shall receive for the two-year period ending on the second anniversary of the Effective Date a performance incentive payment, payable in cash as soon as reasonably practicable after determination of the amount of the Earnout Payment, based upon and the Company's performance for the Earnout Period (as defined in the Merger Agreement) in accordance with the following terms.

The amount of such performance incentive, if any, for the first year shall be equal to the product of forty percent (40%) of one-quarter (1/4) of the Gross Earnout Amount or, if applicable under the Earnout Agreement, the Gross Alternate Earnout Amount, for the first Measurement Period, as finally determined in accordance with the procedures set out in the Earnout Agreement.

The amount of such performance incentive, if any, for the second year shall be equal to one-quarter (1/4) of the Gross Earnout Amount or, if applicable under the Earnout Agreement, the Gross Alternate Earnout Amount, as finally determined in accordance with the procedures set out in the Earnout Agreement, less the amount of the payments, if any, made to Executive pursuant to the immediately preceding paragraph, and pursuant to Section 3.2(a).

Performance incentive compensation under this Section 3.2(b) shall be (i) earned by Executive notwithstanding that Executive may no longer be employed on a Measurement Period date or at the end of the Earnout Period and (ii) not exceed $1,500,000 in the aggregate.

3.3   Car Allowance. During the Term of Employment, Executive is entitled to a car allowance of Two Thousand and No/100 Dollars ($2,000.00) plus a Gross Up (as defined below) with respect to such car allowance per month for the purchase or lease of an automobile for use in connection with the performance of Executive's duties hereunder. The car allowance is in lieu of reimbursement of local automotive expenses incurred by Executive on behalf of the Company. "Gross Up" means an amount of additional cash compensation that the Company shall pay Executive so that the amount received by Executive hereunder with respect to the applicable amount payable or benefit equals such amount payable or benefit after deducting the federal and state income, excise, employment and other taxes payable by Executive on the applicable amount payable or benefit and the Gross Up, in any case assuming the maximum federal and state income tax rates for individuals residing in Executive's state of residency.

3.4   Personal Time. Executive shall be entitled to seven (7) weeks vacation for each year during the Term of Employment; provided, however, that, with the exception of grandfathered accrued vacation, only one week of unused vacation time shall carry over from year to year. Executive's sick leave, holidays and any other paid days off shall be governed by the Company's usual policies applicable to all of its executives. Notwithstanding the foregoing, with the exception of the grandfathered accrued vacation, in no event shall Executive receive payment for more than four (4) weeks unused vacation on termination of employment.

3.5   Benefits.

(a)   Executive shall be entitled to participate in or receive benefits under any employee benefit plan or other arrangement made available by the Company to its officers and key management employees, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements. Notwithstanding the foregoing, all health insurance premiums for Executive, his spouse and dependents shall be paid by the Company. The decisions of the Board of Directors (or its compensation committee, if applicable) in such matters shall be final.

(b)   Additionally, the Company shall either pay or reimburse Executive for one hundred percent (100%) of the following up to a combined maximum payment or reimbursement equal to Twenty-five Thousand and No/100 Dollars ($25,000.00) per year in the aggregate: (i) any and all costs or expenses for medical and dental treatment, including but by no means limited to surgeries, prescriptions, eye care (including, but not limited to, optometrist visits and exams, glasses, contact lenses, laser surgery, and prescriptions) and dental care (including, but not limited to, dental exams and procedures, orthodontics, implants, oral surgery, and aesthetic dentistry) for Executive, his spouse, and his eligible dependents; (ii) any and all costs or expenses for health and fitness for Executive, his spouse, and his eligible dependents; (iii) any and all costs or expenses for the preparation, by a professional of Executive's choosing, of Executive's annual and estimated federal income tax returns, and personal financial, tax and estate plans and related consultation for Executive by professionals of Executive's choosing; (iv) any and all costs or expenses for an annual physical examination by a physician of Executive's choosing for each year during the Term of Employment for Executive; (v) any and all costs or expenses for the education, including tuition, for Executive; (vi) any and all dues, fees and expenses of club memberships for Executive's use during the Term of Employment; and (vii) any and all costs or expenses for life insurance coverage of up to Four Million and No/100 Dollars ($4,000,000.00) during the Term of Employment (subject to Executive's insurability as a normal risk at ordinary rates without surcharge) (provided, however, that the amount of such insurance to be so provided shall be offset by life insurance coverage provided to Executive under any other group or other life insurance programs provided by the Company). If and to the extent that, for any year during the Term of Employment, any of the benefits described in and by this Section 3.5(b) shall, upon Executive's receipt of same, constitute taxable income to Executive for income tax purposes, then the Company shall pay a Gross Up to Executive with respect to such taxable benefit as soon as possible but in no case later than 2.5 months following the end of the taxable year in which the underlying benefit was taxable.

(c)   Employee's entitlement to such "benefits" shall be in accordance with Employer's employee benefit plans and other applicable programs, policies, and practices then in effect, to be interpreted so that payment of such "benefits" does not violate Section 409A of the Internal Revenue Code, as amended (the "Code").

3.6   Expense Reimbursement. The Company will pay, upon submission of appropriate supporting documentation, all expenses of Executive incurred in connection with the rendering of services to the Company as an employee pursuant to this Agreement in accordance with the Company's usual and ordinary practices. In addition, Company will reimburse Executive for 100% of his cellular telephone expenses.

3.7   Source of Payments and Other Compensation. Executive hereby acknowledges and agrees that all payments provided under this Agreement represent an unfunded and unsecured obligation of the Company, shall be paid in cash solely from the general funds of the Company, and, except as required by law, no special or separate trust or fund shall be established and no other segregation of assets shall be made to assure payment.

4.   Termination

Executive's employment shall terminate prior to the expiration of the Term of Employment set forth in <u>Section 2</u> above upon the happening of any of the following:

4.1   <u>Termination for Cause</u>. The Company may terminate this Agreement for Cause. For purposes of this Agreement, "<u>Cause</u>" shall mean:

(a)   Any intentional conduct which is materially detrimental to the Company or any of its subsidiaries including, but not limited to, theft, fraud, embezzlement, misappropriation or dishonesty;

(b)   The charging of Executive with a felony offense that is detrimentally harmful to the Company or any offense described in 18 U.S.C. § 1033 (whether before or after the Closing Date);

(c)   Executive's willful misconduct which has not been cured after thirty (30) days' written notice from the Company to Executive and which has had a material detrimental effect on the Company, including:

(i)   Material failure of Executive to apply his primary efforts, attention and energies to the Business of the Company (other than due to the disability of Executive) in accordance with <u>Section 1.3</u>;

(ii)   Material failure of Executive to perform consistently the duties assigned to him by Company; or

(iii)   Material breach by Executive of this Agreement.

(d)   Executive's commission of an act constituting a material breach of fiduciary duty to the Company; or

(e)   Drug or alcohol abuse which materially affects Executive's job performance.

4.2   <u>Termination Without Cause</u>. The Company may terminate the employment of Executive and all of the Company's obligations hereunder (except as expressly provided) at any time and for any reason or for no reason during the Term of Employment without "Cause."

4.3   <u>Termination Due to Disability or Death</u>. Executive's employment hereunder may be terminated by the Company:

(a)   In the event that (i) Executive receives proceeds of an insurance policy funded by the Company insuring Executive against permanent disability, or (ii) the

Company determines in its sole discretion that Executive has been unable to substantially perform his duties under this Agreement for an aggregate of one hundred eighty (180) days within any twelve (12) month period, or can reasonably be expected to be unable to do so for such period, as the result of Executive's incapacity due to physical disability or mental impairment (unless such incapacity is the result of drug or alcohol abuse); or

(b)　　　　Immediately upon the death of Executive.

4.4　　　Voluntary Termination by Executive. Executive may terminate his employment with the Company at any time during the Term of Employment after the first anniversary of the Closing Date by giving the Company written notice of such termination. The Company, at its election, may require Executive to continue to perform his duties hereunder for all or some portion of the time prior to the effective date of his termination.

4.5　　　Termination by Executive for Good Reason. Executive may terminate his employment with the Company for Good Reason (as defined below) by giving the Board of Directors of the Company written notice of intent to terminate, which notice sets forth in reasonable detail the facts and circumstances claimed to provide a basis for such Good Reason termination. For the purposes of this Agreement, the term "Good Reason" shall mean the occurrence of any one or more of the following: (i) the assignment of Executive to duties materially inconsistent with Executive's authority, duties, responsibilities and status (including offices or removal therefrom, titles, and reporting requirement) as set forth hereunder, or a material reduction or alteration in the nature or status of Executive's authority, duties or responsibilities; (ii) reduction by the Company in Executive's Base Salary; (iii) the failure of the Company to obtain a satisfactory agreement from any successor to the Company to assume and agree to perform this Agreement; (iv) the movement of Executive's office by more than twenty (20) miles from its current location; or (v) the breach by the Company of any of its material obligations under this Agreement.

4.6　　　Termination by Mutual Agreement of the Parties. Executive's employment pursuant to this Agreement may be terminated at any time by written agreement signed by Executive and an authorized officer of the Company. Any such termination of employment shall have the consequences specified in such agreement.

4.7　　　Notice of Termination. Any purported termination of the Executive's employment (other than by mutual agreement) shall be communicated by written notice (a "Notice of Termination") from one party hereto to the other party hereto in accordance with the notice provision contained in Section 14 hereof.

4.8　　　Termination Date. For purposes of this Agreement, "Termination Date" shall mean the date specified in the Notice of Termination (provided that if Executive terminates the notice period shall not exceed thirty (30) days unless otherwise agreed by the parties) or the date of Executive's death, or in the event of termination by mutual agreement, the effective date set forth in the written agreement. The Notice of Termination shall specify an effective date (1) which may be immediate, in the case of termination under Section 4.1; (2) of thirty (30) days following the notice date under Sections 4.2, 4.3 or 4.5; or (3) of ninety (90) days following the notice date under Section 4.4.

5. Effect of Termination

5.1   Termination for Cause. In the event that Executive's employment is terminated pursuant to Section 4.1 above, the Company shall pay to Executive on the Termination Date the following:

(a)   Any unpaid portion of the Base Salary provided in Section 3.1 earned through the Termination Date; and

(b)   Any expense reimbursements due and owing to Executive as of the Termination Date.

5.2   Termination of Employment without Cause or for Good Reason. In the event Executive's employment is terminated pursuant to Sections 4.2 or 4.5, the Company shall pay to Executive or his legal representative the following:

(a)   The payments, if any, referred to in Sections 5.1(a) and 5.1(b); and

(b)   So long as Executive complies with the terms of Section 6 hereof following the Termination Date and executes a general release in form acceptable to the Company in favor of the Company, its affiliates, and their respective stockholders, officers, directors, employees, agents and representatives, severance compensation equal to the following:

(i)   The annual Base Salary in effect at the time of termination as provided for in Section 3.1 through the end of the Term of Employment (minus all applicable payroll deductions);

(ii)   The amount of the "Tier I performance incentive" payments that Executive would have been entitled to receive through the second anniversary of the Closing Date under Section 3.2(a), payable on the terms and at the times provided in Section 3.2(a); and

(iii)   A lump sum payment of One Million and No/100 Dollars ($1,000,000.00) in cash payable within ten days of the Termination Date.

5.3   Voluntary Termination of Employment. In the event Executive's employment is terminated pursuant to Section 4.4, the Company shall pay to Executive or his legal representative the following:

(a)   The payments, if any, referred to in Sections 5.1(a) and 5.1(b); and

(b)   So long as Executive complies with the terms of Section 6 hereof following the Termination Date and executes a general release in form acceptable to the Company in favor of the Company, its affiliates, and their respective stockholders, officers, directors, employees, agents and representatives, severance compensation equal to the pro rata portion (such pro rata portion being equal to the percentage of the year in which the Termination Date occurs elapsed on the Termination Date) of the amount of "Tier I performance incentive" payment for the year in which the Termination Date occurs that Executive would have been entitled to receive under Section 3.2(a), payable on the terms and at the time provided in Section 3.2(a); and

(c)   In the event Executive's employment is terminated on or after the first anniversary of the Closing Date, so long as Executive complies with the terms of Section 6 hereof following the Termination Date and executes a general release in form acceptable to the Company in favor of the Company, its affiliates, and their respective stockholders, officers, directors, employees, agents and representatives, severance compensation consisting of a lump sum payment of One Million and No/100 Dollars ($1,000,000.00) in cash payable within ten days of the Termination Date.

5.4   Termination of Employment by Reason of Disability or Death. In the event Executive's employment is terminated pursuant to Section 4.3(a) due to disability or Section 4.3(b) due to death, the Company shall pay to Executive or his legal representative the following:

(a)   The payments, if any, referred to in Sections 5.1(a) and 5.1(b); and

(b)   In the case of death, and in the case of disability so long as Executive complies with the terms of Section 6 hereof following the Termination Date and executes a general release in form acceptable to the Company in favor of the Company, its affiliates, and their respective stockholders, officers, directors, employees, agents and representatives, severance compensation equal to the pro rata portion (such pro rata portion being equal to the percentage of the year in which the Termination Date occurs elapsed on the Termination Date) of the "Tier I performance incentive" payment for the year in which the Termination Date occurs that Executive would have been entitled to receive under Section 3.2(a), payable on the terms and at the time provided in Section 3.2(a);

(c)   In the case of disability so long as Executive complies with the terms of Section 6 hereof following the Termination Date and executes a general release in form acceptable to the Company in favor of the Company, its affiliates, and their respective stockholders, officers, directors, employees, agents and representatives, severance compensation equal to the following:

(i)   Subject to clause (iii) below, the annual Base Salary in effect at the time of termination as provided for in Section 3.1 through the end of the Term of Employment (minus all applicable payroll deductions), less the proceeds of any insurance policy funded by the Company insuring Executive against permanent disability, for the balance of the Term of Employment;

(ii)   Subject to clause (iii) below, continued coverage under the benefit arrangements provided pursuant to Section 3.5 for the balance of the Term of Employment; and

(iii)   If the Termination Date occurs after the first anniversary of the Effective Date, in lieu of the of the continuation of base salary and benefits provided under clauses (i) and (ii) immediately preceding, a lump sum payment of One Million and No/100 Dollars ($1,000,000.00) in cash payable within ten days of the Termination Date.

5.5   Payment of Tier II Bonus. If Executive's employment with the Company terminates for any reason prior to the second anniversary of the Closing Date, the Company shall pay Executive the "Tier II performance incentive" that Executive would be entitled to receive under Section 3.2(b) had he still been employed with the Company as of such date(s).

6.   Non-Competition, Confidentiality and Non-Solicitation

6.1   Covenant not to Compete. Executive acknowledges that during the course of Executive's employment with the Company, the Executive has received and has been privy to confidential information and trade secrets of the Company and will continue to receive and be privy to confidential information and trade secrets of the Company and its affiliates during the course of Executive's employment following the Transaction. Thus, to avoid the actual or threatened misappropriation of such confidential information and trade secrets, and to preserve the value and good will of the business being acquired by FIG pursuant to the Transaction, during the period commencing on the Closing Date and ending on the later of the second anniversary of the date on which Executive ceases to be employed by the Company or one of its affiliates or the fourth anniversary of the Closing Date, neither Executive nor any affiliate of Executive shall compete in any manner with the Company and/or its affiliates, directly or indirectly, or own, manage, operate, control, be a consultant to, participate or have any interest in or be connected in any manner with the ownership, management, operation or control of any business with operations in the Business in which the Company is engaged on the Effective Date, including without limitation marketing, selling or underwriting medical professional liability insurance to medical professionals and facilities, risk retention groups, or captives, or the providing of risk management, managerial or other services related thereto. This covenant shall be applicable only in any jurisdiction in which the Company and/or any affiliate of the Company is admitted to transact business. As used in this Agreement, an "affiliate" of Executive is any corporation, partnership, association, or other business entity which directly is controlled by Executive and in which Executive has a controlling investment. Nothing contained in this Agreement shall be deemed to preclude Executive from purchasing or owning, directly or beneficially, as a passive investment, less than five (5) percent of any class of publicly traded securities of any such corporation so long as Executive does not actively participate in or control, directly or indirectly, any investment or other decisions with respect to such corporation.

The covenants set forth in this Section 6.1 shall be construed as a series of separate covenants, one for each country, province, state, city or other political subdivision. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenants set forth in this Section 6.1. If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. To the extent that the provisions of this Section 6.1 hereof are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable laws.

Executive acknowledges that (i) Executive is familiar with the foregoing covenant not to compete; (ii) the covenant set forth in this Section 6.1 represents only a limited restraint and allows Executive to pursue Executive's livelihood and occupation without unreasonable or unfair restrictions; (iii) Executive is an officer, key employee, and/or key member of the management of the Company; and (iv) the limitations of length of time, geography and scope of activity agreed to in this Agreement are reasonable because, among other things: (A) the Company and its affiliates are engaged in a highly competitive industry, (B) Executive has unique access to, and will continue to have access to, the trade secrets and know-how of the Company and its affiliates, including, without limitation, the plans and strategy (and, in particular, the competitive strategy) of the Company and its affiliates, (C) in the event Executive's employment with the Company ended, Executive would be able to obtain suitable and satisfactory employment without violation of this Agreement, and (D) this Agreement provides no more protection than is necessary to protect the Company's goodwill, trade secrets and confidential information.

6.2   Confidentiality and Return of Company Documents. Executive recognizes and acknowledges that by virtue of his employment and position with the Company, he will have access to certain trade secret and confidential information of the Company and that such information constitutes valuable, special and unique property of the Company, and derives economic value because it is not generally known to the public or to others who could benefit from its disclosure or use ("Trade Secrets"). Trade Secrets include, but are not limited to, the following:

(a)   customer information such as customer lists and other information concerning particular needs, problems, likes and dislikes of the Company's customer;

(b)   the identities of the Company's customers, strategic partners and investors;

(c)   price information, such as price lists, the contents of bids and other information concerning costs or profits;

(d)   technical information, such as formulae, know-how and computer programs;

(e)   business information relating to costs, profits, sales markets, suppliers, plans for further development, market studies or research projects;

(f)   personnel or a compilation of data concerning the Company's employees, consultants and independent contractors; and

(g)   any other information valuable because of its private or confidential nature.

Executive agrees that he will not at any time, during or after the Term of Employment, reproduce, copy or disclose any of the Company's Trade Secrets and/or confidential business information to any person, firm, corporation, association or other entity for any reason or purposes whatsoever, nor will Executive advise, discuss or in any way assist any other person or firm (including customer or former customers of the Company) in obtaining or learning about the Company's Trade Secrets. Executive covenants and acknowledges that upon separation from employment with the Company, he shall immediately surrender to the Company all Company owned assets in his possession (including all computers and other equipment) and all of the Company's Trade Secrets and any and all such documents, materials or other tangible items pertaining to these Trade Secrets that he may possess and that such Trade Secrets shall be and remain the sole property of the Company. Executive agrees that if he is in doubt as to whether any information, material, or document is a Trade Secret or is confidential, he will contact the Board of Directors of the Company before disclosing or using such information for any purpose other than in furtherance of Executive's duties as an employee of the Company. For purposes hereunder, Trade Secrets shall not include any information or knowledge that is known to the public at the time of disclosure by Executive, so long as Executive played no role in such initial disclosure to the public.

6.3   Statements. Unless compelled by a court of law or an administrative proceeding, the Executive shall not, for the period commencing on the Closing Date and ending on the later of the second anniversary of the date on which Executive ceases to be employed by the Company or one of its affiliates or the fourth anniversary of the Closing Date, make any comments or statements, public or private, about the confidential or proprietary matters of the Company, or any of their respective affiliates or shareholders, without (in the case of the Company, or their respective affiliates, as applicable) the prior written consent of such entity's Board of Directors or without (in the case of any of the shareholders of such entity) the prior written consent of an authorized executive of such shareholder.

6.4   Derogatory Statements. The Executive shall not, for the period commencing on the Closing Date and ending on the later of the second anniversary of the date on which Executive ceases to be employed by the Company or one of its affiliates or the fourth anniversary of the Closing Date, make any derogatory comments or statements, public or private, about the business, property, operations or financial condition of the Company, or any of their respective affiliates or shareholders.

6.5   Solicitation of Employees or Customers. Executive agrees that during the period commencing on the Closing Date and ending on the later of the third anniversary of the date on which Executive ceases to be employed by the Company or one of its affiliates or the fifth anniversary of the Closing Date he shall not solicit, directly or indirectly, any employees of the Company or any of its affiliates to leave employment by the Company or any affiliate of the Company. Executive also agrees that he will not at any time, during or after the Term of Employment, (i) solicit, divert or take away, or attempt to divert or take away, any person or entity that was at any time during Executive's employment by the Company a policyholder, agent or other customer of the Company or any of its affiliates, or any potential policyholders, agents or other customers who were solicited by the Company within a twenty-four (24) month period immediately prior to the Termination Date, or (ii) attempt to seek or cause any of the policyholders, agents or other customers of the Company or any of its affiliates to refrain from patronizing the Company or any of its affiliates.

6.6   Injunctive Relief. Executive recognizes and agrees that any violation or threatened violation of any provision contained in Sections 6.1 through 6.5 will cause irreparable damage or injury to the Company and that the Company's remedies at law for any breach of this Section 6 may not be adequate, and the exact amount of the Company's damages in the event of such breach may be impossible to ascertain. Therefore, the Company shall be entitled, as a matter of right, without further notice and without the necessity of posting bond thereof', to injunctive and other equitable relief restraining any threatened or further violation of this Section 6. The Company's right to an injunction shall be in addition to, and not in limitation of, any and other rights and remedies it may have against Executive, including, but not limited to, the recovery of damages.

7. Notification of New Employment

Executive agrees that during the period commencing on the Termination Date and ending on the later of the second anniversary of the Termination Date or the fourth anniversary of the Closing Date, prior to becoming an employee or partner of or consultant to any person or entity engaged in any aspect of the insurance business that extends beyond his current ownership interests in Employers Trust Management Group and Endowment Development Group, Executive shall (i) provide written notice of such employment, partnership or consultancy to the Company, and (ii) provide such person or entity with a copy of the provisions of Section 6 of this Agreement.

8. Successors and Assigns

This Agreement is intended to inure to the benefit of and be enforceable by the Company and its successors and assigns. Executive hereby acknowledges and agrees that the services to be performed under this Agreement are personal and, therefore, the Executive may not assign any of his rights or duties under this Agreement without the Company's prior written consent. Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all of the Company's business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term "Company" shall include any successor to the Company's business and/or assets which executes and delivers the assumption agreement described in this Section 8 or which becomes bound by the terms of this Agreement by operation of law.

9. Severability

Should any term, provision. covenant or condition of this Agreement be held to be void or invalid, the same shall not affect any other term, provision, covenant or condition of this Agreement, but such remainder shall continue in full force and effect as though each such voided term, provision, covenant or condition is not contained herein.

10. Governing Law; Mediation and Arbitration

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Texas applicable to contracts made and to be carried out in Texas (without regard to principles of conflict of laws).

(b) Other than any claim for injunctive or equitable relief under Section 6.6, any dispute or controversy arising out of or in relation to this Agreement shall first be submitted to mediation in the City of Dallas, Texas in accordance with the Commercial Mediation Rules of the American Arbitration Association. If mediation fails to resolve such dispute or controversy, then such dispute or controversy shall be determined and settled by arbitration in the City of Dallas, Texas, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The parties hereto agree to use good faith efforts to select a mediator and, if mediation fails to resolve such dispute or controversy, an arbitrator. If the parties cannot agree upon a mediator or arbitrator, such mediator or arbitrator shall be selected in accordance with the relevant Commercial Rules of the American Arbitration Association then in effect. Any payments that would otherwise become due under this Agreement that are the subject of a dispute may be delayed to the extent required for purposes of avoiding additional taxes, interest or penalties under Section 409A of the Code. Whenever any action is required to be taken under this Agreement within a specified period of time and the taking of such action is materially affected by a matter submitted to mediation or arbitration, such period shall automatically be extended by the number of days plus ten that are taken for the determination of that matter by the parties through mediation or otherwise by the arbitrator.

(c) Without limiting the requirements of Section 10(b), any judicial proceeding arising out of or relating to this Agreement shall be brought exclusively in the Federal Courts having jurisdiction and sitting in Dallas, Texas. EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT SITTING IN DALLAS, TEXAS, FOR THE PURPOSES OF ANY JUDICIAL SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. THE PARTIES HEREBY AGREE AND CONSENT THAT, IN ADDITION TO ANY METHODS OF SERVICE OF PROCESS PROVIDED FOR UNDER APPLICABLE LAW, ALL SERVICE OF PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL COURT SITTING IN DALLAS, TEXAS MAY BE MADE BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, AND SERVICE SHALL BE COMPLETE ON THE DELIVERY OR ATTEMPTED DELIVERY AS EVIDENCED BY THE RETURN RECEIPT. EACH PARTY IRREVOCABLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY IN ANY FEDERAL COURT SITTING IN DALLAS, TEXAS AND FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement among the Parties to waive any objections to jurisdiction, to venue or to convenience of forum. The foregoing consents to jurisdiction and appointments of agents to receive service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the parties to this Agreement. If any such proceeding is necessary to enforce the provisions of this Agreement, including any claim or demand, or to interpret this Agreement, the prevailing party shall be entitled to recover from the other Party reasonable attorney's fees, costs, expenses and necessary disbursements in addition to any other relief to which it may otherwise be entitled, whether or not such action or proceeding is prosecuted to judgment.

11.   Captions

Section captions herein are inserted only as a matter of convenience and reference and in no way define, limit or describe the scope of this Agreement or the intent of any provisions hereof.

12.   Entire Agreement

This Agreement including the recitals set forth above (which shall be deemed to be a substantive part of this Agreement) and the other documents and instruments specifically referenced herein contains the entire agreement of the parties relating to the subject matter hereof, and the parties hereto have made no other agreements, representations or warranties relating to the subject matter of this Agreement that are not set forth otherwise herein or in the Non-Competition Agreement entered into between FIG, the Company and Executive dated the date hereof (the "Non-Competition Agreement"). On the Closing Date, other than the Non-Competition Agreement, this Agreement will supersede any and all prior agreements, written or oral, between Executive and the Company, including the Original Agreement, the 2004 Agreement and the 2005 Agreement, which relate to the subject matter hereof. Effective on the Closing Date, any such prior agreements are hereby terminated and shall be of no further effect, and Executive by the execution hereof agrees that any compensation, including without limitation any compensation or other benefits related to a change in control of the Company, provided for under any such prior agreement(s) is specifically superseded and replaced by thee provision of this Agreement. The parties hereto agree that in no event shall an oral modification of this Agreement be enforceable or valid.

13.   Notices

All notices and other communications under this Agreement shall be in writing or delivered by hand or by a nationally recognized courier service guaranteeing overnight delivery to a party at the following address (or to such other address as such party may have specified by notice given to the other party pursuant to this provision):

If to the Company:

Advocate, MD Financial Group Inc.
c/o First Professionals Insurance Company, Inc.
1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204
Attn: President

With copy to:

FPIC Insurance Group, Inc.
1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204
Attn: General Counsel

If to the Executive:

Mark E. Adams
6001 Cervinus Run
Austin, TX 78735

14.   Attorneys' Fees

In the event that any party shall bring an action, reference, arbitration or proceeding in connection with the performance, breach or interpretation hereof, then the prevailing party in such action, reference, arbitration or proceeding as determined by the court or other body having jurisdiction shall be entitled to recover from the losing party all reasonable costs and expenses of such action, reference, arbitration or proceeding, including reasonable attorneys' fees, court costs, costs of investigation, expert witness fees and other reasonable costs relating to such proceedings.

15.   Counterparts

This Agreement may be executed on separate copies, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same agreement.

16.   References

Unless otherwise indicated by the context, references to "Sections" shall refer to the sections and subsections of this Agreement.

17.   Rights and Waivers

All rights and remedies of the parties hereto are separate and cumulative, and no one of them, whether exercised or not, shall be deemed to be to the exclusion of any other rights or remedies or shall be deemed to limit or prejudice any other legal or equitable rights or remedies under this Agreement unless such waiver is in writing and signed by such party. No delay or omission on the part of either party in exercising any right or remedy shall operate as a waiver of such right or remedy or any other rights or remedies. A waiver on any one occasion shall not be construed as a bar to or waive of any right or remedy on any future occasion.

18.   Survival

The terms, conditions and provisions set forth in Sections 3.2, and 5 through 22 shall survive the termination of this Agreement.

19.   Right of Set-Off

The Company shall have the right to set-off against or reduce any of the amounts due Executive hereunder by the amount of any outstanding loan or advance from the Company to Executive or any other outstanding amounts owed by Executive to the Company, FIG or any of their affiliates; provided, that the Company shall be entitled to such set-off or reduction of amounts due Executive under Section 3.2(b) with respect amounts Executive may owe the Company, FIG or any of their affiliates in his capacity as a Seller under the Merger Agreement.

20. Independent Counsel

Executive hereby acknowledges and agrees that he has had reasonable opportunity to consult with separate legal counsel with respect to the matters contained herein and is not relying on any representations of any party with respect to any of the terms or provisions of this Agreement not otherwise contained herein.

21. FIG Responsibility.

FIG hereby agrees to cause the Company to perform its obligations to Executive hereunder.

22. Section 409A.

It is expressly contemplated by the parties that this Employment Agreement will conform to, and be interpreted to comply with, Section 409A of the Code. Notwithstanding any other provision of this Employment Agreement, if Employee is a "specified employee" as defined in Section 409A(a)(2)(B)(i) of the Code at the time of his separation from service, then the payment of any amount under or pursuant to this Employment Agreement that is considered deferred compensation subject to Section 409A of the Code shall be deferred for six (6) months after his "separation from service" or, if earlier, his death as required by Section 409A(a)(2)(B)(i) of the Code (the "409A Deferral Period"). Any payment deferred in order to comply with Section 409A of the Code shall bear simple interest at the rate published in *The Wall Street Journal* as the annual yield for money market funds on the Termination Date (or if *The Wall Street Journal* is not published on the Termination Date on the next date it is published).

In the event payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments that would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. If Employee incurs any interest or additional tax under Section 409A(a)(1)(B) of the Code with respect to amounts payable under this Employment Agreement, Employer promptly at that time will pay Employee an additional amount so that, after all taxes on such additional amount, he has an amount remaining equal to such interest or additional tax. Such gross-up payment, however, shall be made in any event no later than the end of Employee's taxable year next following his taxable year in which the related taxes, interest or penalties are remitted.

For purposes of this Employment Agreement, Employee shall not be deemed to have terminated employment unless he has a "separation from service" within the meaning of Section 409A of the Code (generally, where it is reasonably anticipated that the level of services he will perform after that date, whether as an employee or independent contractor, will permanently decrease to no more than 20 percent of the average level of services performed by him over the immediately preceding 36-month period).

All rights to payments and benefits under this Employment Agreement shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A of the Code. All reimbursements and in kind benefits provided under this Employment Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during Employee's lifetime (or during a shorter period of time specified in this Employment Agreement), (ii) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made no later than 2 ½ months after the end of the calendar year in which the expense is incurred, and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

([Signature Page Follows])

IN WITNESS WHEREOF, this Agreement is executed as of the date first above written.

ADVOCATE, MD FINANCIAL GROUP INC.,
a Nevada corporation

By: /s/ Timothy P. Reardon
          Timothy P. Reardon, Secretary

FPIC INSURANCE GROUP INC.,
a Florida Corporation
(solely as to Section 21 hereof)

By: /s/ John R. Byers
          John R. Byers, President and Chief
          Executive Officer

/s/ Mark E. Adams
Mark E. Adams

[SIGNATURE PAGE TO EXECUTIVE EMPLOYMENT AGREEMENT]

Exhibit 99.1

FPIC INSURANCE GROUP, INC.
ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE
ADVOCATE, MD FINANCIAL GROUP, INC.

JACKSONVILLE, Fla. (Business Wire) – July 30, 2009 – FPIC Insurance Group, Inc. (NASDAQ: FPIC) ("FPIC") and Advocate, MD Financial Group, Inc. ("Advocate, MD") today announced that the companies have signed a definitive agreement under which FPIC's subsidiary, First Professionals Insurance Company, Inc., will acquire Advocate, MD and its subsidiaries in an all cash transaction.

The total consideration for Advocate, MD is comprised of $33.6 million at closing of the transaction (subject to certain terms and conditions) and up to $12.0 million in additional consideration depending on the performance of Advocate, MD during the two-year period following completion of the acquisition. The amount of additional consideration will depend on Advocate, MD's written premiums, combined ratio and underwriting profit over the two year period following the closing.

Through its subsidiary, Advocate, MD Insurance of the Southwest, Inc., Advocate, MD is the fourth largest provider of medical professional liability ("MPL") insurance in Texas and also writes MPL insurance in Mississippi. Advocate, MD has established a meaningful market presence in its core markets through an intensive focus on excellent customer service, innovation and organizational excellence. Based on information provided by Advocate, MD, it wrote $25.4 million in premiums in 2008 and had unaudited GAAP-basis assets and shareholders' equity of $89.0 million and $26.5 million, respectively, as of June 30, 2009.

FPIC intends to operate Advocate, MD as an independent subsidiary with its current management team and operations in Austin, Texas. Accordingly, FPIC has entered into certain employment and non-competition arrangements in connection with the transaction, which will be effective upon closing.

"We are very pleased to announce this transaction and we are looking forward to working with Advocate, MD as an integral part of our combined organization. This transaction provides meaningful benefits to both organizations and is consistent with our long-term business strategy," said John R. Byers, FPIC's President and Chief Executive Officer. Mr. Byers added, "Advocate, MD has established itself as an innovative company with an unwavering focus on serving the medical professional liability insurance needs of healthcare practitioners in Texas and Mississippi. As an ongoing part of our organization, Advocate, MD will continue to serve these markets with the same high degree of service and commitment."

Commenting on the transaction, Mark E. Adams, Advocate, MD's Chairman, President and Chief Executive Officer said "We are very pleased to have found a strategic partner that values our organization and intends to build upon our local presence and market knowledge to continue differentiating Advocate, MD in the Texas and Mississippi markets." Mr. Adams continued, "FPIC is a financially strong and well-respected organization, and shares our steadfast commitment to providing exceptional service to our policyholders and to the long-term success of the business. We believe that this transaction will benefit our policyholders while rewarding our shareholders for the value created since our founding in 2003."

The transaction has been approved by the respective Boards of Directors, and must also be approved by the Texas Insurance Commissioner and the shareholders of Advocate, MD. Subject to the satisfaction of these and certain other conditions, the transaction is expected to close prior to the end of the year.

FPIC has been advised by Sandler O'Neill + Partners, L.P. and Advocate, MD has been advised by Fox-Pitt Kelton Cochran Caronia Waller.

Further information concerning the proposed acquisition can be found in FPIC's Current Report on Form 8-K pertaining to the acquisition.

Conference Call Information

We will host a conference call at 11:00 am, Eastern Time, Thursday, August 6, 2009, to review our second quarter 2009 results and to discuss the transaction with Advocate, MD. To access the conference call, dial (866) 830-9065 (USA and Canada) or (660) 422-4543 (International) and use the conference ID code 19993657.

The conference call will also be broadcast live over the Internet in a listen-only format via the Company's corporate website at http://www.fpic.com. To access the call from the Company's home page, click on "Investor Relations" where a conference call link will be provided to connect listeners to the call. Questions can be submitted in advance of the call until 10:00 a.m., Eastern Time, Thursday, August 6, 2009, via e-mail to ir@fpic.com.

The Company will also provide a link on the "Investor Relations" page of its corporate website where questions can be submitted.

For individuals unable to participate in the conference call, a telephone replay will be available beginning at 2:30 p.m., Eastern Time, Thursday, August 6, 2009, and ending at 11:59 p.m., Eastern Time, Thursday, August 13, 2009. To access the telephone replay, dial (800) 642-1687 (USA and Canada) or (706) 645-9291 (International) and use the conference ID code 19993657. A replay of the conference call webcast will also be available beginning at 2:30 p.m., Eastern Time, Thursday, August 6, 2009, on the Company's website.

About FPIC
FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

About Advocate, MD
Headquartered in Austin, Texas, Advocate, MD is a leading provider of medical professional liability insurance in Texas and Mississippi through its subsidiary Advocate, MD Insurance of the Southwest, Inc.

Forward-Looking Statements
Statements in this press release that are not historical facts are forward-looking statements that reflect management's current expectations, assumptions, and estimates

of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this press release include, but are not limited to: anticipated timing of the closing of the acquisition of Advocate, MD and satisfaction of the conditions to closing. Further information relating to factors that may impact our results and forward-looking statements are disclosed in our filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and we disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Information
FPIC Insurance Group, Inc.
Charles Divita, III
Chief Financial Officer
904-360-3611
225 Water Street, Suite 1400
Jacksonville, Florida 32202